Exhibit 2.1

STOCK PURCHASE AGREEMENT

AMONG

VALE S.A.

AND

VALE FERTILIZER NETHERLANDS B.V.,

AS SELLERS,

AND

THE MOSAIC COMPANY,

AS BUYER

DATED AS OF DECEMBER 19, 2016

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		57
4.01	Existence and Good Standing	58
4.02	Due Authorization	58
4.03	Governmental Consents	59
4.04	Capitalization of Buyer and Buyer Subsidiaries	59
4.05	Absence of Conflicts	61
4.06	Litigation	61
4.07	Compliance with Laws	61
4.08	SEC Documents; Undisclosed Liabilities	62
4.09	Brokers	64
4.10	Taxes	64
4.11	Buyer Environmental Matters	64
4.12	Financing	65
4.13	No Buyer Material Adverse Effect	65
4.14	Securities Matters	65
4.15	No Other Representations and Warranties	65

ARTICLE V COVENANTS		66
5.01	Conduct of Business of the Sellers	66
5.02	Negative Covenants Relating to Conduct of the Business of the Sellers	67
5.03	Conduct of Business of Buyer	71
5.04	Negative Covenants Relating to Conduct of the Business of Buyer	71
5.05	Reasonable Best Efforts	72
5.06	Access to Information	73
5.07	HSR Act Notification; Other Governmental and Third Party Consents	74
5.08	No Shop	76
5.09	Notifications	77
5.10	Repayment and Discharge of Certain Existing Business Indebtedness	78
5.11	Financing Cooperation	78
5.12	Required Financial Statements	79
5.13	Termination of Related Party Contracts	81
5.14	Labor Matters	81
5.15	Restructuring	82
5.16	Tapira Dam Incremental Expansion	83
5.17	Entity Elections	83
5.18	PRCVEA Call Option	83
5.19	Receipt of Certain Permits; Taking of Certain Actions	89
5.20	Argentina Port Concession	89
5.21	Ancillary Agreements; Related Actions	89
5.22	Resignation of Directors	90
5.23	Expansion CapEx; Sustaining CapEx	91
5.24	Board of Directors	91
5.25	Stock Exchange Listing	91
5.26	Retained Names; Intellectual Property License	91
5.27	Shared Contracts	93
5.28	Termination of Overhead and Shared Services	94
5.29	Confidentiality	94

5.30	Books and Records	95
5.31	Insurance	97
5.32	Directors and Officers Indemnification	98
5.33	Credit Support for the Business	98
5.34	Brazil Landco Put and Call Option	99
5.35	Argentina Landco Put and Call Option	100
5.36	Seeking Certain Permits	102

ARTICLE VI TAX MATTERS		103
6.01	Apportionment of Liability for Taxes	103
6.02	Preparation of Tax Returns and Payment of Taxes	105
6.03	Cooperation	106
6.04	Tax Matter Dispute	106
6.05	Contests	106
6.06	Tax Refunds	107
6.07	Treatment of Payments	108
6.08	FIRPTA	108
6.09	Purchase Price Allocation	108
6.10	Judicial Deposits	109

ARTICLE VII EMPLOYEES AND BENEFIT PLANS		109
7.01	Transfer of Employment	109
7.02	Post-Closing Benefits	109
7.03	Retention	109
7.04	Pension Plans	110
7.05	Transferred Employees and Business Employees	111
7.06	Cubatão Employees	112
7.07	General Employment Provisions	112

ARTICLE VIII CONDITIONS PRECEDENT TO CLOSING		112
8.01	Conditions to Each Party’s Obligation to Close	112
8.02	Conditions to Buyer’s Obligation to Close	113
8.03	Conditions to the Sellers’ Obligation to Close	115

ARTICLE IX CLOSING DELIVERIES		117
9.01	Deliveries by the Sellers to Buyer	117
9.02	Deliveries by Buyer to the Sellers	118
9.03	Deliveries by HoldCo Seller to the Notary	118
9.04	Deliveries by Buyer to the Notary	119
9.05	Deliveries by the Notary	119

ARTICLE X TERMINATION		119
10.01	Termination	119
10.02	Effect of Termination	120

ARTICLE XI INDEMNIFICATION		122
11.01	Survival	122

11.02	Indemnification by the Sellers	123
11.03	Indemnification by Buyer	124
11.04	Limitations on Indemnification	125
11.05	Third Party Claims	128
11.06	Assumption of Defense	129
11.07	Settlement or Compromise	129
11.08	Failure of Indemnifying Person to Act	130
11.09	Direct Claims	130
11.10	Tax Treatment of Payment under Article XI	131
11.11	Treatment of Judicial Deposits	131
11.12	Exclusive Remedy	131
11.13	Control of Petros Pension Plan Litigation	132
11.14	Cubatão Litigation	133

ARTICLE XII MISCELLANEOUS		134
12.01	Expenses	134
12.02	Amendment	135
12.03	Interpretation	135
12.04	Notices	136
12.05	Waivers	137
12.06	Successors and Assignment	137
12.07	No Third Party Beneficiaries	138
12.08	Publicity	138
12.09	Further Assurances	138
12.10	Severability	139
12.11	Entire Understanding	139
12.12	Applicable Law	139
12.13	Submission to Jurisdiction	139
12.14	Counterparts	140
12.15	Specific Performance	140
12.16	Provision Regarding Legal Representation	140

EXHIBITS

Exhibit A-1	Illustrative Calculation of Closing Net Working Capital of the Company
Exhibit A-2	Illustrative Calculation of Closing Net Working Capital of Miski Mayo
Exhibit A-3	Illustrative Calculation of Earn Out Amounts
Exhibit B	Form of General Transition Services Agreement
Exhibit C	Form of Cubatão Transition Services Agreement
Exhibit D	Form of Investor Agreement
Exhibit E	Form of Brazil Surface Rights Deed
Exhibit F	Form of Contract for Sale and Purchase of Phosphate Rock
Exhibit G	Form of Contract for Sale and Purchase of Ammonia
Exhibit H	Form of Contract for Sale and Purchase of Sulphur
Exhibit I	Form of Services Contract for the Storage and Transportation Logistics of Ammonia
Exhibit J	Form of IT Migration Agreement
Exhibit K	Form of Facilities Sharing Agreement

v

INDEX OF DEFINED TERMS

Accounting Principles	2
Action	2
Affiliate	2
Agreement	2
Ancillary Agreements	2
Anti-Bribery Rep	122
Anti-Corruption Laws	54
Antitrust Law	2
Argentina Call Notice	101
Argentina Call Option	101
Argentina Landco	2
Argentina Landco Shares	2
Argentina Option Price	2
Argentina Put and Call Trigger Event	3
Argentina Put Notice	100
Argentina Put Option	100
Argentina Rural Property Restructuring	84
Argentina Rural Property Restructuring Transaction Taxes	3
Books and Records	3
BR GAAP	3
Brazil Call Notice	99
Brazil Call Option	99
Brazil Landco	3
Brazil Landco Shares	3
Brazil Option Price	3
Brazil Put and Call Trigger Event	3
Brazil Put Notice	99
Brazil Put Option	99
Brazil Rural Property Restructuring	82
Brazil Rural Property Restructuring Transaction Taxes	4
Brazil Surface Rights Deed	90
Brazilian Anti-Corruption Law	54
Business	4
Business Day	4
Business Employees	4
Business Permit	40
Business Restructuring	82
Business Restructuring Transaction Taxes	4
Buyer	1
Buyer Capital Stock	59
Buyer Common Stock	59
Buyer Disclosure Schedules	57
Buyer Indemnified Person	123

Buyer Material Adverse Effect	4
Buyer Preferred Stock	59
Buyer SEC Documents	62
Buyer Shares	26
Buyer Stock Plans	5
CapEx Budget	67
Carve-Out Financial Statements	39
Cash on Hand	5
Cash Purchase Price	25
Claim Notice	129
Cleary Gottlieb	140
Closing	25
Closing Cash	6
Closing Date	25
Closing Estimates Statement	29
Closing Forfaiting Amount	6
Closing Forfaiting Amount Excess	6
Closing Forfaiting Amount Shortfall	6
Closing Indebtedness	6
Closing Net Working Capital Excess of Miski Mayo	6
Closing Net Working Capital Excess of the Company	7
Closing Net Working Capital of Miski Mayo	7
Closing Net Working Capital of the Company	7
Closing Net Working Capital Shortfall of Miski Mayo	7
Closing Net Working Capital Shortfall of the Company	7
Closing Statement	29
Closing Transaction Expenses	7
Code	7
Company	1
Company Audited Financial Statements	38
Company Balance Sheet Date	38
Company Financial Statements	39
Company Group	7
Company Group Member Financial Statement	39
Company Joint Venture	7
Company Material Adverse Effect	8
Company Pension Plans	9
Company Representative	54

Compelled PRC Transaction	9
Competing Transaction	77
Confidentiality Agreement	9
Contest	106
Continuing Employees	109
Contract	9
Covered Insurance Claim	97
Cubatão Books and Records	9
Cubatão Business	9
Cubatão Employees	112
Cubatão Litigation	9
Cubatão Restructuring	82
Cubatão Restructuring Transaction Taxes	10
Cubatão Transition Services Agreement	89
Current Assets of Miski Mayo	10
Current Assets of the Company	10
Current Liabilities of Miski Mayo	10
Current Liabilities of the Company	10
D&O Indemnified Person	98
Data Room	11
Deductible	126
Demerged Pension Plan	110
Direct Claim	130
Docepar Share Transfer	11
Earn-Out Amount	11
Earn-Out Objection Notice	32
Earn-Out Period	11
Earn-Out Resolution Period	33
Earn-Out Statement	32
Effect	4
Employee Plan	49
Encumbrance	11
Enforceability Limitations	36
Environment	11
Environmental Law	11
Environmental Permits	12
Environmental Rep	122
Estimated Cash Purchase Price	29
Exchange Act	12
Existing Business Indebtedness	78
Expanded Tapira Dam	12
Expansion CapEx	12
Expansion CapEx Amount	12
Expansion CapEx Budget	12
Expansion CapEx Excess	12
Expansion CapEx Shortfall	12

Expense Reimbursement Cap Amount	121
Facilities	12
Facilities Sharing Agreement	12
FCPA	54
Final Cash Purchase Price	32
Financial Assurances	98
Financial Statements	39
Financing	78
First Average FX Rate	12
First Average MAP Price	13
First Earn-Out Period	13
First FX Earn-Out	13
First MAP Earn-Out	13
First Target FX Rate	13
First Target MAP Price	13
Forfaiting Amounts Payable	13
Fundamental Rep	122
FX Rate	13
GAAP	62
General Transition Services Agreement	89
Governing Documents	13
Government Official	54
Governmental Authority	14
Governmental Consent	36
Hazardous Material	14
HoldCo	1
HoldCo Seller	1
HoldCo Shares	14
HSR Act	14
Indebtedness	14
Indemnified Person	14
Indemnifying Person	14
Independent Auditor	30
Independent Tax Professional	106
Insurance Policies	55
Intellectual Property	15
Investor Agreement	89
IRS	15
IT Migration Agreement	15
Key Employee	15
Knowledge	15
Labor and Social Taxes	15
Labor Reps	15
Law	15
Leased Real Property	15
Legal Restraint Action	76

Liabilities	16
Listed Intellectual Property	52
Loss	16
Losses	16
MAP Price	16
MAPA	82
Matching Program	16
Material Contract	45
Material Customers	53
Material Suppliers	53
Mineral Report	41
Minerals	16
Mining Normative Rules	42
New Projects	41
New Wales Water Loss Incident	16
New York Courts	139
Notarial Deed	119
Notary	16
Objection Notice	30
OFAC	55
Ordinary Course	16
Overhead and Shared Services	16
Owned Real Property	17
Parent	1
Parent Termination Fee	121
Parties	1
Party	1
Patents	15
Performance Share Unit Program	17
Permit	17
Permitted Encumbrances	17
Person	18
Petros Pension Plan	18
Petros Pension Plan Litigation	18
Petros Settlement	133
Post-Closing Adjustment Amounts	32
Post-Closing Straddle Period	104
Post-Closing Tax Period	104
Post-Closing Taxes	18
PRC	83
PRC Secunda Acta Compromiso	85
PRC Shares	83
PRCVEA	18
PRCVEA Call Notice	84
PRCVEA Call Option	83
PRCVEA Call Option Expiration Date	84

PRCVEA Option Price	18
PRCVEA Restructuring	88
PRCVEA Sale	85
PRCVEA Shares	83
Pre-Closing Period	67
Pre-Closing Straddle Period	104
Pre-Closing Tax Period	104
Pre-Closing Taxes	18
Purchase Price	25
Real Property	18
Real Property Leases	19
Registered Intellectual Property	19
Related Party Contract	19
Release	19
Relevant Taxing Jurisdiction	28
Reporting Day	19
Reports	41
Required Carve-Out Audited Financial Statements	79
Required Financial Statements	80
Required Pro Forma Financial Statements	80
Required Tax Returns	19
Resolution Period	30
Restructuring	82
Retained Names and Marks	91
Retention Program	109
Review Period	29
Rural Property	19
Rural Property in Argentina	19
Rural Property in Brazil	19
Rural Property Restructuring	19
Sanctions	55
SEC	19
Second Average FX Rate	19
Second Average MAP Price	19
Second Earn-Out Period	19
Second FX Earn-Out	20
Second MAP Earn-Out	20
Second Target FX Rate	20
Second Target MAP Price	20
Secondary Ammonia Purchase and Sale Agreements	90
Securities Act	20
Seller	1
Seller Indemnified Person	125
Seller Legal Advisors	140

Sellers	1
Sellers Disclosure Schedules	34
Sellers’ Third Party Consents	117
Selling Entities	20
Services Agreement	20
Shared Contract	93
Shared Transaction Taxes	20
Shares	20
SOX	62
Sponsorship Removal	110
Straddle Period	104
Subsidiary	21
Subsidiary Sellers	21
Subsidiary Shares	21
Sustaining CapEx	21
Sustaining CapEx Amount	21
Sustaining CapEx Budget	21
Sustaining CapEx Excess	21
Sustaining CapEx Shortfall	22
Tapira Daily Production Amount	22
Tapira Dam	22
Tapira Dam Expansion	22
Tapira Dam Incremental Expansion	22
Tapira Facilities	22
Tapira Provisory Operational License	22
Target Forfaiting Amount	22
Target Net Working Capital of Miski Mayo	22
Target Net Working Capital of the Company	22

Tax	23
Tax Authority	23
Tax Benefit	128
Tax Benefit Certificate	128
Tax Rep	122
Tax Return	23
Taxable	23
Taxes	23
Termination Date	119
Third Party	23
Third Party Claim	23
Third Party Consents	75
TIPLAM Agreements	23
Trademarks	15
Transaction Expenses	24
Transaction Taxes	24
Transferred Employee	111
Treasury Regulations	24
Uberaba Daily Production Amount	24
Uberaba Facilities	24
Vale Cubatão	24
Vale Fertilizantes Pension Plan	24
Vale Mais Pension Plan	24
Valia	24
VEA	25
VEA Shares	83
Willful Breach	25
Withholding Tax Statement	27

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is made as of December 19, 2016, by and among The Mosaic Company, a Delaware corporation (“Buyer”), Vale S.A., a stock corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil (“Parent”), and Vale Fertilizer Netherlands B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“HoldCo Seller”). Parent and HoldCo Seller are each sometimes referred to herein, individually, as a “Seller” and, collectively, as the “Sellers”, and Buyer and the Sellers are each sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, HoldCo Seller owns of record all of the issued and outstanding share capital of MV Fertilizer Netherlands B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“HoldCo”);

WHEREAS, Parent and HoldCo will, immediately prior to the Closing, own of record all of the issued and outstanding capital stock of Vale Fertilizantes S.A., a stock corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil (the “Company”);

WHEREAS, the Company, directly or indirectly through its Subsidiaries, is engaged in, and conducts, the Business;

WHEREAS, Buyer desires to acquire from HoldCo Seller, and HoldCo Seller desires to sell to Buyer, the HoldCo Shares, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Buyer desires to acquire from Parent, and Parent desires to sell to Buyer, the Shares, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Buyer desires to acquire from the Subsidiary Sellers, and Parent desires to cause the Subsidiary Sellers to sell to Buyer, the Subsidiary Shares, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants of the Parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Article I.

“Accounting Principles” shall mean (i) the accounting principles, policies, methods, practices, categories, estimates, judgments and assumptions used in preparing the latest balance sheet included in the Company Financial Statements and (ii) to the extent not inconsistent with the foregoing clause (i), BR GAAP or the accounting principles specified for the applicable member of the Company Group as forth on Section 3.06(b)(ii) of the Sellers Disclosure Schedules.

“Action” shall mean any claim, action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons or subpoena by or before any Governmental Authority of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of any Person shall mean, as of any date, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding anything to the contrary in this Agreement, none of Banco Nacional de Desenvolvimento Econômico e Social, Mitsui & Co., Ltd. or any of their respective Subsidiaries shall be deemed to be an Affiliate of either Seller or any member of the Company Group.

“Agreement” shall mean this Stock Purchase Agreement, including all exhibits and schedules hereto, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Ancillary Agreements” shall mean (i) the Investor Agreement, (ii) the General Transition Services Agreement, (iii) the Cubatão Transition Services Agreement, (iv) the Brazil Surface Rights Deed, (v) the TIPLAM Agreements, (vi) the IT Migration Agreement and (vii) the Facilities Sharing Agreement.

“Antitrust Law” shall mean the U.S. Sherman Act, as amended, the U.S. Clayton Act, as amended, the HSR Act, the U.S. Federal Trade Commission Act, as amended, Brazilian Law No. 12,529 dated as of November 30, 2011, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Argentina Landco” shall mean a direct or indirect wholly-owned Subsidiary of Parent (other than a member of the Company Group).

“Argentina Landco Shares” shall mean all issued and outstanding shares of Argentina Landco, which, upon the formation of Argentina Landco, will be owned, directly or indirectly, by Parent.

“Argentina Option Price” shall mean one thousand dollars ($1,000).

“Argentina Put and Call Trigger Event” shall mean any change in Law in Argentina that, in the opinion of both Parent’s and Buyer’s independent legal counsel provided in writing to Parent and Buyer, respectively, would cause the ownership of the Argentina Landco Shares and, indirectly, the Rural Property in Argentina by the Company to not be a violation of Argentina Law.

“Argentina Rural Property Restructuring Transaction Taxes” shall mean (i) any documentary, sales, use, value-added, stamp, transfer, securities transfer, financial operations, financial transactions registration, and similar Taxes which may become due and payable and are required to be paid in connection with the Argentina Rural Property Restructuring and (ii) any taxes on income, revenues and capital gains related to or incurred in connection with the Argentina Rural Property Restructuring.

“Books and Records” shall mean the information and records to the extent used in or relating to the operation of the Business, including specifications, accounting records, depletion records, employee records (other than individual personnel records), sales records, service records and customer, vendor and supplier lists and files (including copies of all current and historical customer, vendor, supplier, contractor and service-provider lists to the extent related to or used in the Business), insurance policies and loan agreements, correspondence files, maintenance records, any copies of all written Contracts, Business Permits and records required thereunder, including applications, plans and designs of fixtures and equipment, product research and development records and monitoring and test records. For the avoidance of doubt, for purposes of Section 5.30(a), “Books and Records” shall include all records relating to the Petros Pension Plan Litigation.

“BR GAAP” shall mean Brazilian generally accepted accounting principles as issued by the Accounting Pronouncements Committee and in effect from time to time.

“Brazil Landco” shall mean a direct or indirect wholly-owned Subsidiary of Parent (other than a member of the Company Group).

“Brazil Landco Shares” shall mean all issued and outstanding shares of Landco, which, upon the formation of Brazil Landco, will be owned, directly or indirectly, by Parent.

“Brazil Option Price” shall mean one thousand Brazilian Reais (R$1,000).

“Brazil Put and Call Trigger Event” shall mean either (i) the approval by the competent Brazilian Governmental Authority (Instituto Nacional de Colonização e Reforma Agrária - INCRA) of the acquisition of the Brazil Landco Shares and, indirectly, the Rural Property in Brazil by the Company or (ii) any change in Law in Brazil or any change in interpretation of Brazilian Law provided by the Brazilian Attorney General’s Office and resulting in the revocation or substitution of its opinion no. AGU/LA-01/2010 or any judicial decision specifically referring to the Rural Property in Brazil, in each case, that, in the opinion of both Parent’s and Buyer’s independent legal counsel provided in writing to Parent and to Buyer, respectively, would cause the ownership of the Brazil Landco Shares and, indirectly, the Rural Property in Brazil by the Company to not be a violation of Brazilian Law.

“Brazil Rural Property Restructuring Transaction Taxes” shall mean (i) any documentary, sales, use, value-added, stamp, transfer, securities transfer, financial operations, financial transactions registration, and similar Taxes which may become due and payable and are required to be paid in connection with the Brazil Rural Property Restructuring and (ii) any taxes on income, revenues and capital gains related to or incurred in connection with the Brazil Rural Property Restructuring.

“Business” shall mean the global phosphate and potash operations (including businesses incidental thereto and related port facilities) conducted by the Company Group as of the date hereof, including the businesses conducted at each of the Facilities and the projects in Saskatchewan (Canada) and Mendoza province (Argentina), but excluding the Cubatão Business.

“Business Day” shall mean any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in the State of Minnesota, United States, the City of São Paulo, State of São Paulo, Brazil or the City of Rio de Janeiro, State of Rio de Janeiro, Brazil are closed for business.

“Business Employees” shall mean (i) each employee of the Company Group, other than any Cubatão Employee, and (ii) each additional employee of the Sellers or any of their respective Affiliates (other than the Company Group or the Company Joint Ventures) who primarily supports the Business and is set forth on Section 1.01(a)(ii) of the Sellers Disclosure Schedules (which section of the Sellers Disclosure Schedules shall be updated periodically prior to the Closing by the Sellers).

“Business Restructuring Transaction Taxes” shall mean any documentary, sales, use, value-added, stamp, transfer, securities transfer, financial operations, financial transactions registration, and similar Taxes which may become due and payable and are required to be paid in connection with the Business Restructuring (as modified by Section 5.18(e)(ii)). Except as set forth in Section 5.18(e)(ii), taxes on income, revenues and capital gains shall not be considered Business Restructuring Transaction Taxes.

“Buyer Material Adverse Effect” shall mean (i) any event, circumstance, occurrence, fact, condition, change, development or effect (each, an “Effect”) that, individually or together with any other Effect(s), prevents or materially delays or materially impairs (or would reasonably be expected to prevent or materially delay or materially impair) Buyer’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis and (ii) any Effect that, individually or together with any other Effect(s), has had or would reasonably be expected to have a material adverse effect on, or a material adverse change in, as the case may be, the business, assets, liabilities, financial condition or results of operations of Buyer and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (ii), any Effect, to the extent resulting from or arising from any of the following, shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Buyer Material Adverse Effect: (A) the execution and delivery of this Agreement and the Ancillary Agreements, the announcement, pendency or consummation of the transactions contemplated hereby or thereby, or the identity of the Sellers, including any actions of competitors or labor unions or any actions by, or losses of, customers, suppliers, distributors, joint venture partners, employees, in each case, resulting therefrom, and the initiation of any

Action by a stockholder with respect to this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby; (B) conditions generally affecting any of the industries in which any of Buyer or its Subsidiaries operates; (C) general economic or business conditions in any jurisdiction in which Buyer or its Subsidiaries operate; (D) credit, debt, financial or capital market conditions in any jurisdiction in which Buyer or its Subsidiaries operate; (E) an outbreak or escalation of any military conflict, declared or undeclared war or other hostilities or the occurrence of any acts of terrorism, in each case, after the date hereof; (F) any hurricane, flood, tornado, earthquake or other natural disaster, in each case, after the date hereof; (G) any change after the date hereof in any applicable Laws or GAAP or other accounting standards applicable to Buyer or its Subsidiaries (or changes in interpretation or enforcement of any applicable Law or such accounting standards); (H) any action required to be taken under this Agreement or taken, or failed to be taken, at the Sellers’ written request (provided, however, that any action taken by Buyer or any of its Subsidiaries pursuant to Section 5.03 shall not be excluded solely by operation of this clause (H)); (I) any failure by Buyer or its Subsidiaries to meet internal or other earnings estimates, expectations, budgets, plans, forecasts or financial projections (it being understood that the facts or occurrences giving rise to such failures may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Buyer Material Adverse Effect, unless such facts or occurrences would be excepted by operation of clauses (A) through (H) and (J)) and (J) any information in the Buyer Disclosure Schedules that is reasonably apparent on its face to be applicable to the representations and warranties set forth in Section 4.13; except to the extent that, in the case of each of clauses (B), (C), (D), (E), (F) and (G) above, such Effect has a disproportionate effect on Buyer and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons in the fertilizer industry in the regions in which Buyer and its Subsidiaries operate.

“Buyer Stock Plans” shall mean The Mosaic Company 2014 Stock and Incentive Plan and The Mosaic Company 2004 Omnibus Stock and Incentive Plan, as amended.

“Cash on Hand” shall mean, with respect to any Person as of any date or time, the aggregate amount of any cash on hand (including petty cash), cash in current accounts (including checking and saving accounts and money market accounts), cash in short-term deposit or similar accounts, money orders, checks and drafts received from third parties and deposited for the account of such Person (or, if not yet deposited, on hand with such Person on or prior to the Closing Date) but not yet cleared (provided, however, that such check or draft shall not be considered Cash on Hand at the time of determination if it does not subsequently clear within five (5) Business Days of such time of determination) and investments classified as cash equivalents in accordance with BR GAAP or the accounting principles applicable to such Person, calculated net of any issued but uncleared checks and drafts of such Person; provided, however, that Cash on Hand shall not include any of the following: (i) cash proceeds of insurance received with respect to any casualty loss that occurred after the Company Balance Sheet Date, unless the insured asset has been repaired or replaced by assets that are substantially comparable prior to the Closing; (ii) any cash which is not freely usable by such Person because it is subject to restrictions or limitations on use or distribution by applicable Law or Contracts (including judicial deposits); and (iii) any other cash of such Person held as collateral in respect of outstanding letters of credit or otherwise (except to the extent a corresponding amount is included in Indebtedness).

“Closing Cash” shall mean, as of immediately prior to the Closing and assuming the completion of the Restructuring, the aggregate amount, measured in U.S. dollars in accordance with Section 2.04(d), of any Cash on Hand of the Company Group; provided, however, that, with respect to any member of the Company Group that is not wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers, Closing Cash shall be calculated by multiplying (i) the Cash on Hand of such member by (ii) the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in such member) and the Subsidiary Sellers in the profits, losses and capital of such member.

“Closing Forfaiting Amount Excess” shall mean the amount, if any, by which the Closing Forfaiting Amount exceeds the Target Forfaiting Amount, as measured in U.S. dollars in accordance with Section 2.04(d).

“Closing Forfaiting Amount” shall mean, as of immediately prior to the Closing and assuming the completion of the Restructuring, the aggregate Forfaiting Amounts Payable of the Company, measured in U.S. dollars. The calculation of the Closing Forfaiting Amount shall be prepared in a manner consistent with the calculation of the Closing Forfaiting Amount attached hereto as Exhibit A-1 for all accounts contemplated therein; provided, that for the avoidance of doubt, for any accounts of the Company not contemplated in Exhibit A-1, the treatment of such accounts as Forfaiting Amounts Payable shall be determined pursuant to the definition thereof and the Accounting Principles.

“Closing Forfaiting Amount Shortfall” shall mean the amount, if any, by which the Closing Forfaiting Amount is less than the Target Forfaiting Amount, as measured in U.S. dollars in accordance with Section 2.04(d).

“Closing Indebtedness” shall mean, as of immediately prior to the Closing and assuming the completion of the Restructuring, the aggregate amount, measured in U.S. dollars in accordance with Section 2.04(d), of Indebtedness of the Company Group; provided, however, that, with respect to any member of the Company Group that is not wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers, Closing Indebtedness shall be calculated by multiplying (i) the Indebtedness of such member by (ii) the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in such member) and the Subsidiary Sellers in the profits, losses and capital of such member; provided, further, that, with respect to any Indebtedness owed by HoldCo, the Company or any Subsidiary of the Company that is wholly-owned, directly or indirectly, by the Company and the Subsidiary Sellers to a Subsidiary of the Company that it not wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers, Closing Indebtedness shall include only a percentage of such Indebtedness equal to one hundred percent (100%) minus the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in such non-wholly owned Subsidiary) in the profits, losses and capital of such non-wholly owned Subsidiary.

“Closing Net Working Capital Excess of Miski Mayo” shall mean the amount, if any, by which the Closing Net Working Capital of Miski Mayo exceeds the Target Net Working Capital of Miski Mayo, as measured in U.S. dollars in accordance with Section 2.04(d).

“Closing Net Working Capital Excess of the Company” shall mean the amount, if any, by which the Closing Net Working Capital of the Company exceeds the Target Net Working Capital of the Company, as measured in U.S. dollars in accordance with Section 2.04(d).

“Closing Net Working Capital of Miski Mayo” shall mean, as of immediately prior to the Closing and assuming the completion of the Restructuring, (i) the amount of Current Assets of Miski Mayo, minus (ii) the amount of Current Liabilities of Miski Mayo, in each case, measured in U.S. dollars. The calculation of Closing Net Working Capital of Miski Mayo shall be prepared in a manner consistent with the calculation of Closing Net Working Capital of Miski Mayo attached hereto as Exhibit A-2 for all accounts contemplated therein; provided, that for the avoidance of doubt, for any accounts of MVM Resources International B.V. not contemplated in Exhibit A-2, the treatment of such accounts as Current Assets of Miski Mayo and Current Liabilities of Miski Mayo shall be determined pursuant to the definitions thereof and the Accounting Principles.

“Closing Net Working Capital of the Company” shall mean, as of immediately prior to the Closing and assuming the completion of the Restructuring, (i) the amount of Current Assets of the Company, minus (ii) the amount of Current Liabilities of the Company, in each case, measured in Brazilian Reais. The calculation of Closing Net Working Capital of the Company shall be prepared in a manner consistent with the calculation of Closing Net Working Capital of the Company attached hereto as Exhibit A-1 for all accounts contemplated therein; provided, that for the avoidance of doubt, for any accounts of the Company not contemplated in Exhibit A-1, the treatment of such accounts as Current Assets of the Company and Current Liabilities of the Company shall be determined pursuant to the definitions thereof and the Accounting Principles.

“Closing Net Working Capital Shortfall of Miski Mayo” shall mean the amount, if any, by which the Closing Net Working Capital of Miski Mayo is less than the Target Net Working Capital of Miski Mayo, as measured in U.S. dollars in accordance with Section 2.04(d).

“Closing Net Working Capital Shortfall of the Company” shall mean the amount, if any, by which the Closing Net Working Capital of the Company is less than the Target Net Working Capital of the Company, as measured in U.S. dollars in accordance with Section 2.04(d).

“Closing Transaction Expenses” shall mean the aggregate amount of Transaction Expenses, measured in U.S. dollars in accordance with Section 2.04(d), that have not been paid as of immediately prior to the Closing and assuming the completion of the Restructuring.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Company Group” shall mean HoldCo, the Company and each of their respective Subsidiaries.

“Company Joint Venture” shall mean any Person that is not a Subsidiary of the Company, in which the Company or one or more of its Subsidiaries owns directly or indirectly an equity interest, other than equity interests of a class of equity interests of a publicly-held company held for passive investment purposes that represent less than 5% of such class; provided, however, that for all purposes hereunder, a Person shall be deemed not to be a Company Joint Venture if, after giving effect to the Restructuring, such Person would not be a Company Joint Venture.

“Company Material Adverse Effect” shall mean (i) any Effect that, individually or together with any other Effect(s), prevents or materially delays or materially impairs (or would reasonably be expected to prevent or materially delay or materially impair) the Sellers’ ability to perform their obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis and (ii) any Effect that, individually or together with any other Effect(s), has had or would reasonably be expected to have a material adverse effect on, or a material adverse change in, as the case may be, the Business or the assets, liabilities, financial condition or results of operations of the Company Group, taken as a whole; provided, however, that, in the case of clause (ii), any Effect, to the extent resulting from or arising from any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) the execution and delivery of this Agreement and the Ancillary Agreements, the announcement, pendency or consummation of the transactions contemplated hereby or thereby, or the identity of Buyer, including any actions of competitors or labor unions or any actions by, or losses of, customers, suppliers, distributors, joint venture partners, employees, in each case, resulting therefrom, and the initiation of any Action by a stockholder with respect to this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby; (B) conditions generally affecting any of the industries in which any member of the Company Group or the Business operates; (C) general economic or business conditions in any jurisdiction in which any member of the Company Group or the Business operates; (D) credit, debt, financial or capital market conditions in any jurisdiction in which any member of the Company Group or the Business operates; (E) an outbreak or escalation of any military conflict, declared or undeclared war or other hostilities or the occurrence of any acts of terrorism, in each case, after the date hereof; (F) any hurricane, flood, tornado, earthquake or other natural disaster, in each case, after the date hereof; (G) any change after the date hereof in any applicable Laws or BR GAAP or other accounting standards applicable to any member of the Company Group (or changes in interpretation or enforcement of any applicable Law or such accounting standards); (H) any action required to be taken under this Agreement or taken, or failed to be taken, at Buyer’s written request (provided, however, that any action taken by the Sellers pursuant to Section 5.01 shall not be excluded solely by operation of this clause (H)); (I) the Petros Pension Plan Litigation; (J) any failure by the Company Group to meet internal or other earnings estimates, expectations, budgets, plans, forecasts or financial projections (it being understood that the facts or occurrences giving rise to such failures may be deemed to constitute, or be taken into account in determining whether there has been or will be a Company Material Adverse Effect, unless such facts or occurrences would be excepted by operation of clauses (A) through (I) and (K)); and (K) any information in the Sellers Disclosure Schedules that is reasonably apparent on its face to be applicable to the representations and warranties set forth in Section 3.20; except to the extent that (x) in the case of each of clauses (B), (C), (D), (E), (F) and (G) above, such Effect has a disproportionate effect on the Business or the Company Group, taken as a whole, as compared to other similarly situated Persons in the fertilizer industry in the regions in which the Company Group operates and (y) with respect to MVM Resources International B.V. or Compañia Minera Miski Mayo S.R.L., Buyer, its Subsidiaries, any of their respective directors or officers or any current employee of Buyer or any of its Subsidiaries that is or was a member of the board of directors (or similar body) of MVM Resources International B.V. or Compañia Minera Miski Mayo S.R.L. has become aware of such

Effect with respect to MVM Resources International B.V. or Compañia Minera Miski Mayo S.R.L. as a result of any information provided to it, him or her in writing prior to the date of this Agreement.

“Company Pension Plans” shall mean, collectively, the Vale Mais Pension Plan, the Vale Fertilizantes Pension Plan and the Petros Pension Plan.

“Compelled PRC Transaction ” shall mean (i) any issuance, sale or other transfer of any capital stock or other equity interest of PRC or any of its Subsidiaries to any Third Party, (ii) the execution and delivery by any member of the Company Group of any joint venture, partnership or similar Contract with any Third Party or (iii) any other direct or indirect transfer of any material amount of the Company Group’s assets in Argentina to any Third Party, in each case of clauses (i), (ii) and (iii), to the extent ordered, compelled, required or directed by any Governmental Authority pursuant to, or otherwise required in order to comply with, the PRC Segunda Acta Compromiso.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated May 23, 2016, between Buyer, Parent and the Company.

“Contract” shall mean any written or, if binding, oral contract, lease, easement, license, sales order, purchase order, supply agreement, or any other agreement, commitment or understanding, other than Permits or any Employee Plan.

“Cubatão Books and Records” shall mean the information and records to the extent used in or relating to the operation of the Cubatão Business, including specifications, accounting records, depletion records, employee records (other than individual personnel records), sales records, service records and customer, vendor and supplier lists and files (including copies of all current and historical customer, vendor, supplier, contractor and service-provider lists to the extent related to or used in the Cubatão Business), insurance policies and loan agreements, correspondence files, maintenance records, any copies of all written Contracts, Permits necessary to conduct the Cubatão Business in all material respects as currently conducted (including all such Permits required for mining and the mining-related operations and activities of the Cubatão Business) and records required thereunder, including applications, plans and designs of fixtures and equipment, product research and development records and monitoring and test records.

“Cubatão Business” shall mean the operations conducted by the Company as of the date hereof based at its branches registered with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance under numbers 33.931.486/0002-11, 33.931.486/0003-00, 33.931.486/0004-83 and 33.931.486/0024-27, which together hold certain industrial complexes located in the City of Cubatão, State of São Paulo (Brazil), other than (i) those general and administrative functions performed at such complexes primarily in support of the operations of the Company Group located outside of the City of Cubatão, State of São Paulo (Brazil) and (ii) all business and operations of the Company Group conducted through the Company Joint Ventures.

“Cubatão Litigation” shall mean any Actions of any nature initiated by any member of the Company Group, or in which any member of the Company Group figures as plaintiff, in each case, brought or initiated at any time prior to the Closing and resulting or arising from the Cubatão Business.

“Cubatão Restructuring Transaction Taxes” shall mean any documentary, sales, use, value-added, stamp, transfer, securities transfer, financial operations, financial transactions registration, and similar Taxes which may become due and payable and are required to be paid in connection with the Cubatão Restructuring. For the avoidance of doubt, taxes on income, revenues and capital gains shall not be considered Cubatão Restructuring Transaction Taxes.

“Current Assets of Miski Mayo” shall mean (i) (A) the current assets of MVM Resources International B.V. plus (B) any non-current assets for inventories of spare parts of MVM Resources International B.V., in each case, as calculated in U.S. dollars and in accordance with the Accounting Principles, multiplied by (ii) the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in MVM Resources International B.V.) and the Subsidiary Sellers in the profits, losses and capital of MVM Resources International B.V.; provided, however, that Current Assets of Miski Mayo shall not include (1) any Tax-related items, (2) any items included in the calculation of Closing Cash or (3) any intercompany obligations between or among HoldCo, the Company and any of the Subsidiaries of the Company that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers.

“Current Assets of the Company” shall mean (i) the current assets of the Company plus (ii) any non-current assets for inventories of spare parts of the Company, in each case, as calculated in Brazilian Reais and in accordance with the Accounting Principles; provided, however, that Current Assets of the Company shall not include (A) any Tax-related items, (B) any receivables of the Company from Petróleo Brasilero S.A. or its Affiliates pursuant to the Share Purchase and Sale Agreement (Contrato de Compra e Venda de Ações e Outras Avenças), dated December 18, 2012, by and among the Company, Petróleo Brasilero S.A., Araucária Nitrogenados S.A., Vale S.A. and Vale Potássio do Nordeste S.A. (as amended), (C) any items included in the calculation of Closing Cash or (D) any intercompany obligations between or among HoldCo, the Company and any of the Subsidiaries of the Company that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers.

“Current Liabilities of Miski Mayo” shall mean (i) the current liabilities of MVM Resources International B.V., in each case, as calculated in U.S. dollars and in accordance with the Accounting Principles, multiplied by (ii) the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in MVM Resources International B.V.) and the Subsidiary Sellers in the profits, losses and capital of MVM Resources International B.V.; provided, however, that Current Liabilities of Miski Mayo shall not include (A) any Tax-related items (other than Labor and Social Taxes), (B) any items included in the calculation of Closing Indebtedness or (C) any intercompany obligations between or among HoldCo, the Company and any of the Subsidiaries of the Company that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers.

“Current Liabilities of the Company” shall mean the current liabilities of the Company (excluding any Forfaiting Amounts Payable of the Company), in each case, as calculated in Brazilian Reais and in accordance with the Accounting Principles; provided, however, that

Current Liabilities of the Company shall not include (i) any Tax-related items (other than Labor and Social Taxes), (ii) any items included in the calculation of Closing Indebtedness or (iii) any intercompany obligations between or among HoldCo, the Company and any of the Subsidiaries of the Company that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers.

“Data Room” shall mean the electronic data site established for Project Meridian by Merrill Corporation on behalf of the Sellers and to which Buyer and its representatives have been given access in connection with the transactions contemplated hereby.

“Docepar Share Transfer” shall mean the transfer by Docepar S.A. of all of the shares of capital stock it owns or otherwise holds of the Company to Parent pursuant to Section 5.15 and in accordance with Section 5.15 of the Sellers Disclosure Schedules.

“Earn-Out Amount” shall mean: (i) in respect of the First Earn-Out Period, an amount (measured in U.S. dollars) equal to the sum of (A) the First MAP Earn-Out plus (B) the First FX Earn-Out; and (ii) in respect of the Second Earn-Out Period, an amount (measured in U.S. dollars) equal to the sum of (A) the Second MAP Earn-Out plus (B) the Second FX Earn-Out. An illustrative calculation of the Earn-Out Amounts with respect to each of the First Earn-Out Period and the Second Earn-Out Period (assuming the illustrative FX Rates and MAP Prices set forth therein) is attached hereto as Exhibit A-3.

“Earn-Out Period” shall mean the First Earn-Out Period or the Second Earn-Out Period, as applicable.

“Encumbrance” shall mean any lien, encumbrance, security interest, pledge, mortgage, easement, deed of trust, option, pledge, right of way, encroachment, servitude, right of first option or right of first refusal, adverse ownership claim, hypothecation, restriction on transfer of title or voting or similar restrictions, whether imposed by Contract, Law, equity or otherwise, except for (i) any restrictions on transfer generally arising under any applicable federal or state securities Laws and, (ii) with respect to any Encumbrance on the Buyer Shares, the restrictions set forth in the Investor Agreement; provided, that no right of first option or right of first refusal or similar restriction on any Real Property Lease to the extent arising under Laws of general applicability shall be deemed to be an Encumbrance for any purpose hereunder. For the avoidance of doubt, the recordation of Intellectual Property in the name of a predecessor entity shall not constitute an Encumbrance.

“Environment” shall mean soil, land surface, or subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” shall mean any Law relating to any of the following: the pollution or protection of the Environment, including, for the avoidance of doubt, relating to deforestation or any other form of suppression of vegetation; or the use, management, storage, transportation, or disposal of, exposure to, any harmful or deleterious substance.

“Environmental Permits” shall mean any Permit issued or granted under any Environmental Law or otherwise issued or required by any Governmental Authority under any Environmental Law.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expanded Tapira Dam” shall mean the Tapira Dam with an elevation level of at least 1,220.00 meters upon completion of the Tapira Dam Expansion.

“Expansion CapEx” shall mean expenditures made, incurred or accrued by the Company Group relating to its project in Patrocínio in the State of Minas Gerais (Brazil) or its Carnalita project in the State of Sergipe (Brazil), excluding any Sustaining CapEx; provided, however, that, with respect to any member of the Company Group that is not wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers, Expansion CapEx shall be calculated by multiplying (i) the Expansion CapEx of such member by (ii) the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in such member) and the Subsidiary Sellers in the profits, losses and capital of such member.

“Expansion CapEx Amount” shall mean the amount of Expansion CapEx made between January 1, 2017 and the Closing Date.

“Expansion CapEx Budget” shall mean the aggregate amount of Expansion CapEx set forth in the CapEx Budget for the period between January 1, 2017 and December 31, 2017.

“Expansion CapEx Excess” shall mean the amount, if any, by which the Expansion CapEx Amount exceeds one hundred and five percent (105%) of the Expansion CapEx Budget, as measured in U.S. dollars in accordance with Section 2.04(d).

“Expansion CapEx Shortfall” shall mean the amount, if any, by which ninety-five percent (95%) of the Expansion CapEx Budget exceeds the Expansion CapEx Amount, as measured in U.S. dollars in accordance with Section 2.04(d).

“Facilities” shall mean the facilities and mines of the Company Group at each of the following locations: (i) Bayovar (Peru), (ii) City of Catalão, State of Goiás (Brazil), (iii) City of Tapira, State of Minas Gerais (Brazil), (iv) City of Patos de Minas, State of Minas Gerais (Brazil), (v) City of Araxá, State of Minas Gerais (Brazil), (vi) City of Cajati, State of São Paulo (Brazil), (vii) City of Rosário do Catete (Taquari-Vassouras), State of Sergipe (Brazil), (viii) City of Uberaba, State of Minas Gerais (Brazil) and (ix) City of Guará, State of São Paulo (Brazil).

“Facilities Sharing Agreement” shall mean the Facilities Sharing Agreement, by and between the Company and Vale Cubatão substantially in the form attached hereto as Exhibit K.

“First Average FX Rate” shall mean an amount equal to (i) the sum of the FX Rates for each of the Reporting Days in the First Earn-Out Period, divided by (ii) the number of Reporting Days in the First Earn-Out Period.

“First Average MAP Price” shall mean an amount equal to (i) the sum of each weekly MAP Price that is published within the First Earn-Out Period, divided by (ii) the number of individual MAP Prices used in the calculation in clause (i).

“First Earn-Out Period” shall mean the period beginning on (and including) the Closing Date and ending on the Business Day immediately preceding the first anniversary of the Closing Date.

“First FX Earn-Out” shall mean the amount (which may be a positive or negative number) calculated as the product of (i) the fraction (A) the numerator of which is the difference (which may be a positive or negative number) of the First Average FX Rate minus the First Target FX Rate and (B) the denominator of which is 0.05, multiplied by (ii) $10,000,000.

“First MAP Earn-Out” shall mean the amount (which may be a positive or negative number) calculated as the product of (i) the fraction (A) the numerator of which is the difference (which may be a positive or negative number) of the First Average MAP Price minus the First Target MAP Price and (B) the denominator of which is ten (10), multiplied by (ii) $25,000,000.

“First Target FX Rate” shall mean a number equal to the quotient of (i) the sum of (A) the number of Reporting Days in the 2017 calendar year portion of the First Earn-Out Period multiplied by 3.90 plus (B) the number of Reporting Days in the 2018 calendar year portion of the First Earn-Out Period multiplied by 4.05; divided by (ii) the total number of Reporting Days in the First Earn-Out Period.

“First Target MAP Price” shall mean a number equal to the quotient of (i) the sum of (A) the number of weekly MAP Prices published in the 2017 calendar year portion of the First Earn-Out Period multiplied by 400 plus (B) the number of weekly MAP Prices published in 2018 calendar year portion of the First Earn-Out Period multiplied by 410; divided by (ii) the total number of weekly MAP Prices published in the First Earn-Out Period.

“Forfaiting Amounts Payable” shall mean, with respect to any Person and as of any date or time, any amount payable by such Person to another Person who acquired a claim for payment for the delivery of goods or services by a Third Party supplier or service provider against such Person pursuant to a forfaiting arrangement.

“FX Rate” shall mean the arithmetic average of the closing quotations of the PTAX dollar sale rate (taxa de venda) and the PTAX dollar buy rate (taxa de compra) as of any Reporting Day, in each case, offered in the commercial rate exchange market (mercado de câmbio), as such rate is published by the Central Bank of Brazil (Banco Central do Brasil) and available (for download or otherwise) on its website at http://www4.bcb.gov.br/pec/taxas/ingl/ptaxnpesq.asp?id=quotations (or, if such site or source is unavailable, its equivalent successor source or any other authoritative source as may be mutually agreed between Buyer and Parent).

“Governing Documents” of any Person shall mean the certificate of incorporation or formation or organization, articles of organization, bylaws, partnership, limited partnership agreement, limited liability company agreement, other operating agreement, stockholders’ agreement or other similar governing documents of such Person.

“Governmental Authority” shall mean the government of the United States, Brazil or any other foreign country or any state, provincial or political subdivision thereof and any entity, body, agency or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Material” shall mean any substance, material or waste (including any substance, material or waste containing any portion thereof) which is classified, characterized, or otherwise regulated as hazardous, extremely hazardous, toxic, radioactive, a contaminant or pollutant or words of similar meaning under any Environmental Law.

“HoldCo Shares” shall mean all of the issued and outstanding share capital of HoldCo.

“HSR Act” shall mean the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to any Person as of any date or time, without duplication, (i) the outstanding principal amount of all indebtedness of such Person for borrowed money (including (A) all outstanding principal and accrued and unpaid interest and (B) any fees, expenses, premiums, penalties, costs and other amounts payable in connection with the retirement thereof or the transactions contemplated hereby), whether evidenced by bonds, debentures, notes or other similar instruments, and whether or not contingent, (ii) all reimbursement obligations of such Person under letters of credit (or similar arrangements) to the extent such letters of credit (or similar arrangements) have been drawn or will be drawn as a result of the consummation of the transactions contemplated by this Agreement, (iii) all obligations of such Person for deferred purchase price of assets, properties, rights, businesses or services (including any earn-outs and purchase price adjustments related to acquisitions, but excluding obligations to creditors for goods and services incurred in the Ordinary Course), (iv) all obligations of such Person to repay deposits or other amounts advanced by and owing to Third Parties, (v) all obligations under any interest rate or currency swaps or other hedging transactions, (vi) all obligations of such Person for bank overdrafts, (vii) all obligations of such Person as lessee under leases that have been or should be, in accordance with BR GAAP or the accounting principles applicable to such Person, recorded as capital leases, (viii) all obligations of such Person for unfunded capital commitments required to be made under any Contract governing any partnership, limited liability company, joint venture or similar arrangements, in each case solely to the extent delinquent as of such date or time and (ix) all liabilities of another Person described in the foregoing clauses (i) through (viii) that have been guaranteed by such Person. Notwithstanding the foregoing, Indebtedness shall not include (A) any intercompany obligations between or among HoldCo, the Company and any of their respective Subsidiaries that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers or (B) any Forfaiting Amounts Payable.

“Indemnified Person” shall mean either a Buyer Indemnified Person or a Seller Indemnified Person, as applicable.

“Indemnifying Person” shall mean either the Sellers or Buyer, as applicable.

“Intellectual Property” shall mean all worldwide intellectual property rights in all (i) inventions (whether or not patentable or reduced to practice), information, data, samples, specifications, plans, drawings, blue prints, compositions, processes, designs, technical and business information and know-how, (ii) confidential information and trade secrets, (iii) patents (including continuations, continuations-in-part, divisions, reissues, re-examinations, extensions and renewals thereof) and patent applications (“Patents”), (iv) trade names, brand names, trademarks, service names and service marks, logos and designs and other source indicators, whether registered or unregistered (and applications for registration of the same) and all goodwill symbolized thereby or associated therewith (“Trademarks”), (v) vanity phone numbers, domain names and social media identifiers and (vi) copyrights (including registrations and applications to register copyrights for the same and all extensions or renewals thereof), including such rights in computer software and mask works, technical manuals and documentation made or used in connection with any of the foregoing.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Migration Agreement” shall mean the IT Migration Agreement, by and between Parent, the Company, Compañia Minera Miski Mayo S.R.L. and Vale Potash Canada Limited and, assuming that the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), PRCVEA substantially in the form attached hereto as Exhibit J.

“Key Employee” shall mean any Business Employee who participates in the 2016 cycle of the Performance Share Unit Program or who is eligible to participate in the 2016 cycle of the Matching Program.

“Knowledge” shall mean, as it relates to (i) the Sellers, the actual knowledge, after review of the applicable representation or warranty set forth in Article III and after reasonable inquiry by such individual of the employees that report directly to such individual, of the individuals set forth on Section 1.01(b) of the Sellers Disclosure Schedules, and (ii) Buyer, the actual knowledge, after review of the applicable representation or warranty set forth in Article IV and after reasonable inquiry by such individual of the employees that report directly to such individual, of the individuals set forth on Section 1.01(b) of the Buyer Disclosure Schedules.

“Labor and Social Taxes” shall mean any tax arising from an employment relationship, including withholding at the source, payroll withholding, labor and social security charges and contributions to the Severance Pay Fund (Fundo de Garantia do Tempo de Serviço - FGTS) and the National Social Security Institute (Instituto Nacional do Seguro Social - INSS).

“Labor Reps” shall mean the representations and warranties set forth in Section 3.17 (Employee Benefit Plans) and Section 3.18 (Employee and Labor Matters).

“Law” shall mean any law, statute, code, regulation, ordinance or rule amended, enacted or promulgated by any Governmental Authority, or any order or other legally enforceable requirement of a Governmental Authority, in each case, as amended, restated, supplemented or modified from time to time.

“Leased Real Property” shall mean all of the real property leased, subleased or licensed to or by the Company Group pursuant to the Real Property Leases.

“Liabilities” shall mean liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Loss” or “Losses” shall mean any and all damages, losses, Liabilities, obligations, responsibilities, Taxes, claims of any kind, encumbrances, penalties, assessments, judgments, settlements and costs and expenses; provided, however, that Losses shall not include punitive, special or consequential damages or any damages for diminution in value or lost profits, except that, notwithstanding anything to the contrary in this Agreement, Losses shall include (i) punitive, special or consequential damages and any damages for diminution in value or lost profits to the extent such damages are awarded to or recovered by a Third Party in connection with a Third Party Claim and (ii) damages for diminution in value or lost profits to the extent (A) a court of competent jurisdiction determines that diminution in value or lost profits is the appropriate measure of damages with respect to the matters giving rise to the claim for such damages or (B) such damages or lost profits are incurred or suffered by any Buyer Indemnified Person and arise out of a matter for which such Buyer Indemnified Person would be entitled to indemnification pursuant to Section 11.02(g) or Section 11.02(h).

“MAP Price” shall mean the weekly MAP cfr bulk Brazil price ($/t) as published in The Fertilizer Index report Argus Media on behalf of Argus, CRU and FERTECON or, if not so published in such source, its equivalent successor source or any other authoritative source as may be mutually agreed between Buyer and Parent.

“Matching Program” shall mean Parent’s long term incentive Matching Program in which certain employees of the Sellers and Affiliates of the Sellers are eligible to participate.

“Minerals” shall mean each of potash ore and phosphate rock.

“New Wales Water Loss Incident” shall mean the matter that is the subject to the Consent Order, dated October 24, 2016, between the State of Florida Department of Environmental Protection and Mosaic Fertilizer, LLC.

“Notary” shall mean P.H.F. König, a civil-law notary (notaris) of Houthoff Buruma Coöperatief U.A. or his deputy, substitute or successor in office, or any other civil-law notary nominated by Buyer.

“Ordinary Course” shall mean the ordinary course of business consistent with past practice.

“Overhead and Shared Services” shall mean the following ancillary or corporate shared services that are provided to both (i) the Business or any member of the Company Group and (ii) other businesses of the Sellers and their respective Affiliates (other than the Company Group): travel and entertainment services; temporary labor services; office supplies services (including copiers and faxes); personal telecommunications services (including email); computer/telecommunications maintenance and support services; fleet services; energy/utilities services; procurement and supply arrangements; treasury services; public relations, legal and risk management services (including workers’ compensation); payroll services; telephone/data connectivity services; disaster recovery services; accounting services; tax services; internal audit services; executive management services; investor relations services; human resources and employee relations management services; employee benefits services; credit, collections and accounts payable services; property management services; environmental support services; foreign exchange management and cash management services; and customs and excise services.

“Owned Real Property” shall mean the real property and interests in real property owned in fee simple by the Company Group set forth on Section 1.01(c) of the Sellers Disclosure Schedules, together with all buildings, improvements and fixtures located thereon and all appurtenances thereto (it being understood that Section 1.01(c) of the Sellers Disclosure Schedules does not include any real property or interest in real property that will not be owned by the Company Group following the completion of the Cubatão Restructuring in accordance with Section 5.15).

“Performance Share Unit Program” shall mean Parent’s long term incentive Performance Share Unit Program (Programa de Ações Virtuais) in which certain employees of the Sellers and Affiliates of the Sellers are eligible to participate.

“Permit” shall mean all permits, tariffs, authorizations, licenses, certificates, variances, approvals, concessions, franchises and rights issued or required by any Governmental Authority, including any Environmental Permits.

“Permitted Encumbrances” shall mean (i) Encumbrances of mechanics, carriers, workmen, repairmen or other similar Encumbrances arising or incurred in the Ordinary Course for security amounts that are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with BR GAAP, GAAP or other accounting principles and standards applicable to such member of the Company Group) have been established on the balance sheet of any member of the Company Group; (ii) Encumbrances for Taxes, assessments and other governmental charges which are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with BR GAAP, GAAP or other accounting principles and standards applicable to such member of the Company Group) have been established on the balance sheet of any member of the Company Group; (iii) Encumbrances with respect to any Real Property that would be shown in any document made available to Buyer prior to the date hereof which does not and is not reasonably likely to materially interfere with the present operation or occupancy of, or with the property or possession rights over, the Real Property affected thereby or to adversely impact or otherwise delay or prevent the implementation of the Rural Property Restructuring; (iv) all building codes, zoning, planning, land use and special designations of record or other similar limitation or restriction issued by a Governmental Authority having jurisdiction over the Real Property which are not violated in any material respect by the present use or occupancy of the Real Property subject thereto or by the implementation of the Rural Property Restructuring; (v) any non-monetary Encumbrance or other minor imperfection or irregularity of title, in each case, which does not and is not reasonably likely to materially impair the present use or occupancy of, or the property and possession rights over, any Real Property or the operation of the Business or to adversely impact or otherwise delay or prevent the implementation of the Rural Property Restructuring; (vi) as to the Leased Real Property, the terms and conditions of the Real Property Leases with respect thereto; (vii) Encumbrances on any estate superior to the interest of the

Company Group in any Leased Real Property; (viii) Encumbrances disclosed in the copies made available to Buyer prior to the date hereof of any existing title insurance policies or title reports (matrículas); (ix) any restrictions on transfer that are expressly set forth in any Governing Documents, this Agreement or any Ancillary Agreement; (x) non-exclusive licenses or other similar grants of rights with respect to Intellectual Property; (xi) utility easements, minor encroachments, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants and similar Encumbrances as do not individually or in the aggregate materially interfere with the present operation or occupancy of the Real Property or materially adversely impact or otherwise materially delay or prevent the implementation of the Rural Property Restructuring; (xii) purchase money liens securing rental payments under capital lease arrangements and (xiii) any other Encumbrance that will be released on or prior to the Closing.

“Person” shall mean any individual, corporation, business trust, proprietorship, firm, partnership, limited partnership, limited liability partnership, limited liability company, trust, association, joint venture, Governmental Authority or other entity.

“Petros Pension Plan” shall mean the pension plan known as Plano Petros Ultrafértil, registered with the Benefit Plans National Enrollment (Cadastro Nacional de Planos de Benefícios – CNPB) under No. 2003.0026-18 and managed by Fundação Petrobrás de Seguridade Social – Petros.

“Petros Pension Plan Litigation” shall mean (i) the lawsuit registered under No. 1090651-96.2016.8.26.0100, filed by Fundação Petrobrás de Seguridade Social – Petros against the Company, at the State Court of the City of São Paulo, State of São Paulo and (ii) any other Actions of any nature against any member of the Company Group to the extent resulting from or arising from the Petros Pension Plan or the Sponsorship Removal (except to the extent resulting from or arising from (x) any failure by Buyer or any of its Affiliates (including, following the Closing, the Company Group) to make any contribution to the Petros Pension Plan which becomes due and payable by such Person following the Closing with respect to services provided by Business Employees or (y) any other action taken (or failed to be taken) by Buyer or any of its Affiliates (including the Company Group) following the Closing in connection with the administration of the Petros Pension Plan, in each case of clauses (x) and (y), with respect to Business Employees of the Company Group who are employed by the Company Group as of the Closing and who participate in the Petros Pension Plan except to the extent such action (or inaction) was a result of a failure by the Sellers to comply with Section 7.04 or the exercise by the Sellers of any other rights given by Buyer to the Sellers to act as attorneys-in-fact).

“Post-Closing Taxes” shall mean the Taxes allocable to the Post-Closing Tax Period (including Taxes allocated to the Post-Closing Straddle Period).

“PRCVEA” shall mean VEA and PRC.

“PRCVEA Option Price” shall mean ten million dollars ($10,000,000).

“Pre-Closing Taxes” shall mean the Taxes allocable to the Pre-Closing Tax Period (including Taxes allocated to the Pre-Closing Straddle Period).

“Real Property” shall mean the Owned Real Property and the Leased Real Property.

“Real Property Leases” shall mean all real property leases, subleases, licenses and occupancy agreements of the Company Group, including the agreements set forth on Section 1.01(d) of the Sellers Disclosure Schedules.

“Registered Intellectual Property” shall mean any Intellectual Property that is the subject of an application for registration with a Governmental Authority or domain name registrar.

“Related Party Contract” shall mean any Contract between any member of the Company Group, on the one hand, and the Sellers or any of their respective Affiliates (other than any member of the Company Group), on the other hand.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge dispersal, migration, seepage or leaching (including the abandonment or discarding of barrels, containers and other closed receptacles) into the Environment.

“Reporting Day” shall mean each Business Day on which the FX Rate is published.

“Required Tax Returns” shall mean any report, return, estimate, statement, tax election, form, declaration, claim for refund required by applicable Law from any member of the Company Group with any Tax Authority relating to income taxes, value added tax or social contributions.

“Rural Property in Argentina” shall mean the real properties located in Argentina set forth on Section 1.01(e)(i) of the Sellers Disclosure Schedules.

“Rural Property in Brazil” shall mean the real properties located in Brazil set forth on Section 1.01(e)(ii) of the Sellers Disclosure Schedules.

“Rural Property” shall mean the Rural Property in Argentina and the Rural Property in Brazil.

“Rural Property Restructuring” shall mean the Argentina Rural Property Restructuring and the Brazil Rural Property Restructuring.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Second Average FX Rate” shall mean an amount equal to (i) the sum of the FX Rates for each of the Reporting Days in the Second Earn-Out Period, divided by (ii) the number of Reporting Days in the Second Earn-Out Period.

“Second Average MAP Price” shall mean an amount equal to (i) the sum of each weekly MAP Price that is published within the Second Earn-Out Period, divided by (ii) the number of individual MAP Prices used in the calculation in clause (i).

“Second Earn-Out Period” shall mean the period beginning on (and including) the first anniversary of the Closing Date and ending on the Business Day immediately preceding the second anniversary of the Closing Date.

“Second FX Earn-Out” shall mean the amount (which may be a positive or negative number) calculated as the product of (i) the fraction (A) the numerator of which is the difference (which may be a positive or negative number) of the Second Average FX Rate minus the Second Target FX Rate and (B) the denominator of which is 0.05, multiplied by (ii) $10,000,000.

“Second MAP Earn-Out” shall mean the amount (which may be a positive or negative number) calculated as the product of (i) the fraction (A) the numerator of which is the difference (which may be a positive or negative number) of the Second Average MAP Price minus the Second Target MAP Price and (B) the denominator of which is ten (10), multiplied by (ii) $25,000,000.

“Second Target FX Rate” shall mean a number equal to the quotient of (i) the sum of (A) the number of Reporting Days in the 2018 calendar year portion of the Second Earn-Out Period multiplied by 4.05 plus (B) the number of Reporting Days in the 2019 calendar year portion of the Second Earn-Out Period multiplied by 4.15; divided by (ii) the total number of Reporting Days in the Second Earn-Out Period.

“Second Target MAP Price” shall mean a number equal to the quotient of (i) the sum of (A) the number of weekly MAP Prices published in the 2018 calendar year portion of the Second Earn-Out Period multiplied by 410 plus (B) the number of weekly MAP Prices published in 2019 calendar year portion of the Second Earn-Out Period multiplied by 420; divided by (ii) the total number of weekly MAP Prices published in the Second Earn-Out Period.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Entities” shall mean the Sellers and the Subsidiary Sellers.

“Services Agreement” shall mean the Services Contract for the Storage and Transportation Logistics of Ammonia, by and between the Company and Vale Cubatão, substantially in the form attached hereto as Exhibit I.

“Shared Transaction Taxes” shall mean any documentary, sales, use, value-added, stamp, transfer, securities transfer, financial operations, financial transactions (and similar Taxes, including any Imposto sobre Operações Financeiras) registration, and similar Taxes which may become due and payable and are required to be paid in connection with any of the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any such Taxes related to or contemplated by any Ancillary Agreement or any Business Restructuring Transaction Taxes, Cubatão Restructuring Transaction Taxes, Brazil Rural Property Restructuring Transaction Taxes or Argentina Rural Property Restructuring Transaction Taxes). For the avoidance of doubt, taxes on income, revenues and capital gains shall not be considered Shared Transaction Taxes.

“Shares” shall mean the issued and outstanding capital stock of the Company to be owned by Parent upon completion of the Docepar Share Transfer in accordance with Section 5.15 of the Sellers Disclosure Schedules and immediately prior to the Closing.

“Subsidiary” shall mean, with respect to any Person, any other Person, whether incorporated or unincorporated, of which more than 50% of either the equity interests in, or the voting control of, such other Person is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such first Person; provided, however, that for all purposes hereunder (other than Section 5.15 and the definition of the Cubatão Business), (i) a Person shall be deemed not to be a Subsidiary of the Company if, after giving effect to the Restructuring, such Person would not be a Subsidiary of the Company and (ii) a Person shall be deemed not to be a Subsidiary of HoldCo if, after giving effect to the Restructuring, such Person would not be a Subsidiary of HoldCo. For the avoidance of doubt, each of MVM Resources International B.V. and Compañia Minera Miski Mayo S.R.L. shall be deemed to be a Subsidiary of the Company.

“Subsidiary Sellers” shall mean Vale Exploraciones Chile Limitada and, if the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), Vale International Holdings GmbH, each of which is a direct or indirect wholly-owned Subsidiary of Parent.

“Subsidiary Shares” shall mean the issued and outstanding capital stock of Compañia Minera Miski Mayo S.R.L. owned by Vale Exploraciones Chile Limitada and, if the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), the issued and outstanding capital stock of VEA owned by Vale International Holdings GmbH.

“Sustaining CapEx” shall mean expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by the Company Group) made, incurred or accrued by the Company Group to (i) maintain the operating capacity, capital asset base or operating income, or maintain or extend the existing useful life, of the capital assets of the Company Group or (ii) comply with any applicable Law, Permit or other legal requirement or any judgment, decree or order of any Governmental Authority; provided, however, that, with respect to any member of the Company Group that is not wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers, Sustaining CapEx shall be calculated by multiplying (i) the Sustaining CapEx of such member by (ii) the percentage of interest of the Company (or the Subsidiary of the Company having the direct ownership interest in such member) and the Subsidiary Sellers in the profits, losses and capital of such member.

“Sustaining CapEx Amount” shall mean the amount of Sustaining CapEx made between January 1, 2017 and the Closing Date.

“Sustaining CapEx Budget” shall mean an amount equal to (i) the fraction (A) the numerator of which shall be aggregate amount of Sustaining CapEx set forth in the CapEx Budget for the period between January 1, 2017 and December 31, 2017 and (ii) the denominator of which shall be three hundred and sixty-five (365), multiplied by (ii) the number of days elapsed from (and including) January 1, 2017 until the Closing Date.

“Sustaining CapEx Excess” shall mean the amount, if any, by which the Sustaining CapEx Amount exceeds one hundred and three percent (103%) of the Sustaining CapEx Budget, as measured in U.S. dollars in accordance with Section 2.04(d).

“Sustaining CapEx Shortfall” shall mean the amount, if any, by which ninety-seven percent (97%) of the Sustaining CapEx Budget exceeds the Sustaining CapEx Amount, as measured in U.S. dollars in accordance with Section 2.04(d).

“Tapira Dam” shall mean the BL1 tailings dam operated by the Company Group and located in the City of Tapira, State of Minas Gerais (Brazil).

“Tapira Dam Incremental Expansion” shall mean the heightening of the Tapira Dam from an 1,220.00 meters elevation level to an elevation level of at least 1,225.00 meters.

“Tapira Dam Expansion” shall mean (i) the heightening of the Tapira Dam from its existing 1,217.50 meters elevation level to an elevation level of at least 1,220.00 meters, such heightening to be done in accordance with the design criteria submitted to, and approved by, the applicable Governmental Authorities in connection with obtaining the applicable Environmental Installation License (Licença Ambiental de Instalação) and (ii) all preparatory work associated with, or otherwise related to, such heightening of the Tapira Dam.

“Tapira Facilities” shall mean the facilities and mines of the Company Group at the City of Tapira, State of Minas Gerais (Brazil).

“Tapira Daily Production Amount” shall mean the total amount (expressed in metric tons) of concentrate rock (which shall have at least 35% average P2O5 content) produced at the Tapira Facilities during any twenty-four (24) hour period.

“Tapira Provisory Operational License” shall mean the Provisory Environmental Operational License (Autorização Provisória para Operar) necessary and required to operate, for a period of at least six (6) months from the date such license is granted by the applicable Governmental Authority, the Expanded Tapira Dam without any constraints on the utilization of the Expanded Tapira Dam (other than any such conditions (condicionantes) that (i) would customarily be imposed to permit the subsequent issuance of the applicable Environmental Operational License (Licença Ambiental de Operação) or (ii) are customarily included in Provisory Environmental Operational Licenses (Autorizaçãos Provisórias para Operar) in similar circumstances, in each case, none of which restricts the operational capacity of the Expanded Tapira Dam in any material respect), taking into account the design and operational criteria set forth in the Environmental Installation License (Licença Ambiental de Instalação) granted in respect of the Expanded Tapira Dam and approved by the applicable Governmental Authority.

“Target Forfaiting Amount” shall mean an amount equal to one hundred and sixty two million dollars ($162,000,000).

“Target Net Working Capital of Miski Mayo” shall mean an amount equal to negative four million dollars ($4,000,000).

“Target Net Working Capital of the Company” shall mean an amount equal to (i) eight hundred and ninety-five million Brazilian Reais (R$895,000,000) plus (ii) if Buyer timely exercises the PRCVEA Call Option in accordance with Section 5.18(a), eight million dollars ($8,000,000) as measured in Brazilian Reais calculated using the arithmetic average of the applicable currency exchange rates over the five (5) Reporting Days immediately prior to the Closing Date, determined by reference to the arithmetic average of the closing quotations of the PTAX dollar sale rate (taxa de venda) and the PTAX dollar buy rate (taxa de compra) as of each such Reporting Day, in each case, offered in the commercial rate exchange market (mercado de câmbio), as such rate is published by the Central Bank of Brazil (Banco Central do Brasil) and available (for download or otherwise) on its website at http://www4.bcb.gov.br/pec/taxas/ingl/ptaxnpesq.asp?id=quotations (or, if such site or source is unavailable, its equivalent successor source or any other authoritative source as may be mutually agreed between Buyer and Parent).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean any federal, state, provincial, county, local or foreign taxes, duties (including customs duties), social contributions (e.g., PIS and COFINS) or other similar governmental assessments, including income, gross receipts, net proceeds, premium, profits, registration, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, alternative, add-on minimum, estimated, stamp, production, mining, occupation, severance, tonnage, leasing, lease, transfer, fuel, excess profits, occupational, windfall profits, license, payroll, capital stock, employment, disability, severance, employee’s income withholding, other withholding, unemployment and Social Security (or similar, including FICA) taxes, environmental taxes or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, which are imposed by any Governmental Authority, and such term shall include any interest, penalties, fines or additions to tax attributable thereto or associated therewith, whether disputed or not.

“Tax Authority” shall mean any Governmental Authority exercising authority to impose, regulate or administer the imposition of Taxes.

“Tax Return” shall mean any report, return, estimate, statement, tax election, notice, form, declaration, claim for refund or other document filed with any Tax Authority relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” shall mean a Person (other than any Governmental Authority) other than Buyer, the Sellers or their respective Affiliates (including the Company Group and the Company Joint Ventures).

“Third Party Claim” shall mean any Action made or brought by a Third Party.

“TIPLAM Agreements” shall mean (i) the Contract for Sale and Purchase of Phosphate Rock, by and between the Company and Vale Cubatão substantially in the form attached hereto as Exhibit F, (ii) the Contract for Sale and Purchase of Ammonia, by and between the Company and Vale Cubatão, substantially in the form attached hereto as Exhibit G, (iii) the Contract for Sale and Purchase of Sulphur, by and between the Company and Vale Cubatão, substantially in the form attached hereto as Exhibit H, and (iv) (A) if Item 30 of Section 5.15(b) of the Sellers Disclosure Schedules shall have been completed in accordance with Section 5.15(b) prior to or at the Closing, the Services Agreement or (B) if Item 30 of Section 5.15(b) of the Sellers Disclosure Schedules shall not have been completed in accordance with Section 5.15(b) prior to or at the Closing, the Secondary Ammonia Purchase and Sale Agreements.

“Transaction Expenses” shall mean, without duplication, all (i) fees and expenses incurred prior to the Closing and payable by the Company Group (or incurred prior to the Closing by any of the Sellers or their respective Affiliates (other than the Company Group) and payable by the Company Group) in connection with the preparation, negotiation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby (including the Restructuring), including all attorneys’, accountants’, consultants’, professionals’, investment bankers’ and other advisors’ fees and expenses incurred prior to the Closing and payable by the Company Group (other than any such fees and expenses (A) that are reimbursable by Buyer pursuant to the last sentence of Section 5.11, Section 5.12(e), the last sentence of Section 5.15, Section 5.18(b)(i)(B), Section 5.18(e)(i)(B) or the last sentence of Section 7.04(c) or (B) to the extent required to be borne by Buyer pursuant to Section 5.15, Section 5.18 or Section 12.01), (ii) bonuses, retention payments, severance payments, change-of-control payments or other similar payments or benefits payable by the Company Group to Business Employees as a result of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby (i.e., “single-trigger” payment obligations), including, for the avoidance of doubt, any payments due or payable by any entity under any cycle of the Matching Program and Performance Share Unit Program, (iii) costs and expenses associated with the acceleration of the vesting of any grant, award or interest in shares of capital stock or other equity interests or equity-based interests in the Sellers, the Company or any of their respective Subsidiaries held by any Business Employee and (iv) payroll Taxes associated with any of the forgoing.

“Transaction Taxes” shall mean any (i) Shared Transaction Taxes, (ii) Business Restructuring Transaction Taxes, (iii) Cubatão Restructuring Transaction Taxes, (iv) Brazil Rural Property Restructuring Transaction Taxes and (v) Argentina Rural Property Restructuring Transaction Taxes.

“Treasury Regulations” shall mean the U.S. Treasury regulations promulgated under the Code.

“Uberaba Facilities” shall mean the facilities of the Company Group at the City of Uberaba, State of Minas Gerais (Brazil).

“Uberaba Daily Production Amount” shall mean the total amount (expressed in metric tons) of 100% P2O5 produced at the Uberaba Facilities during any twenty-four (24) hour period.

“Vale Cubatão” shall mean Vale Cubatão Fertilizantes Ltda., a limited liability company (sociedade limitada) organized under the laws of the Federative Republic of Brazil.

“Vale Fertilizantes Pension Plan” shall mean the pension plan managed by Valia and registered with the National Register of Benefits Plan under No. 2012.0002-74.

“Vale Mais Pension Plan” shall mean the pension plan managed by Valia and registered with the National Register of Benefits Plan under No. 1999.0052-11.

“Valia” shall mean Fundação Vale do Rio Doce de Seguridade Social – Valia, a closed supplementary pension entity (Entidade Fechada de Previdência Complementar), registered with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance under number No. 42.271.429/0001-63.

“VEA” shall mean Vale Exploración Argentina S.A.

“Willful Breach” shall mean a material breach of this Agreement which has resulted from either (i) intentional fraud or (ii) a deliberate act or a deliberate failure to act with actual knowledge at the time of such act or failure to act that the act or failure to act constituted, would or would reasonably be expected to result in, such a breach of this Agreement.

ARTICLE II

PURCHASE AND SALE OF SHARES

2.01 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) HoldCo Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase and acquire from HoldCo Seller, all of the HoldCo Shares (including all of HoldCo Seller’s right, title and interest therein), (b) Parent shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Parent, all of the Shares (including all of Parent’s right, title and interest therein) and (c) Parent shall cause the Subsidiary Sellers to sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase and acquire from the Subsidiary Sellers, all of the Subsidiary Shares (including all of the Subsidiary Sellers’ right, title and interest therein), in each case free and clear of all Encumbrances.

2.02 Consideration. In consideration for the HoldCo Shares, the Shares and the Subsidiary Shares, Buyer shall pay each Selling Entity its applicable portion of the Purchase Price and the Earn-Out Amounts (if any). The portion of the Purchase Price allocable to each Selling Entity on the Closing Date shall be set forth on the Closing Estimates Statement.

2.03 Closing. The closing of the transactions contemplated by Section 2.01 of this Agreement (the “Closing”) shall take place (a) with respect to the transfer of the Shares and the Subsidiary Shares, at the offices of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Sellers, located at Rua Funchal, 418, 13 Andar, São Paulo, SP 04551-060, Brazil, and (b) with respect to the transfer of the HoldCo Shares, at the offices of the Notary at Houthoff Buruma Coöperatief U.A., Weena 355, 3013 AL Rotterdam, the Netherlands, in each case at 8:00 a.m. (São Paulo time) on the sixth (6th) Business Day after all of the closing conditions set forth in Article VIII have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions which, by their nature, are to be satisfied at the Closing) or such other date, time or place as is mutually agreed upon by Buyer and Parent. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

2.04 Purchase Price.

The purchase price (the “Purchase Price”) shall be:

(a) an amount in cash (the “Cash Purchase Price”) equal to one billion and two hundred and fifty million dollars ($1,250,000,000),

(i) plus, on a dollar-for-dollar basis, the amount of the Closing Cash (if any);

(ii) minus, on a dollar-for-dollar basis, the amount of the Closing Indebtedness (if any);

(iii) minus, on a dollar-for-dollar basis, the amount of the Closing Transaction Expenses (if any);

(iv) plus, on a dollar-for-dollar basis, the Closing Net Working Capital Excess of the Company;

(v) minus, on a dollar-for-dollar basis, the Closing Net Working Capital Shortfall of the Company;

(vi) plus, on a dollar-for-dollar basis, the Closing Net Working Capital Excess of Miski Mayo;

(vii) minus, on a dollar-for-dollar basis, the Closing Net Working Capital Shortfall of Miski Mayo;

(viii) minus, on a dollar-for-dollar basis, the Closing Forfaiting Amount Excess;

(ix) plus, on a dollar-for-dollar basis, the Closing Forfaiting Amount Shortfall;

(x) plus, except to the extent of any non-compliance by the Sellers with Section 5.23, on a dollar-for-dollar basis, the Expansion CapEx Excess;

(xi) minus, on a dollar-for-dollar basis, the Expansion CapEx Shortfall;

(xii) plus, except to the extent of any non-compliance by the Sellers with Section 5.23, on a dollar-for-dollar basis, the Sustaining CapEx Excess;

(xiii) minus, on a dollar-for-dollar basis, the Sustaining CapEx Shortfall; and

(b) 42,286,874 validly issued, fully paid and non-assessable shares of Buyer Common Stock, free and clear of all Encumbrances (the “Buyer Shares”).

(c) If, between the date of this Agreement and the Closing, the outstanding shares of Buyer Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the number of Buyer Shares shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.04(c) shall be construed to permit Buyer to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

(d) Except as expressly set forth in this Agreement, each adjustment pursuant to Section 2.04(a) shall be calculated in accordance with the Accounting Principles and using the currency exchange rate applicable to obligations payable in foreign currency determined by reference to the arithmetic average of the closing quotations of the PTAX dollar sale rate (taxa de venda) and the PTAX dollar buy rate (taxa de compra) as of any Reporting Day, in each case, offered in the commercial rate exchange market (mercado de câmbio), as such rate is published by the Central Bank of Brazil (Banco Central do Brasil) and available (for download or otherwise) on its website at http://www4.bcb.gov.br/pec/taxas/ingl/ptaxnpesq.asp?id=quotations (or, if such site or source is unavailable, its equivalent successor source or any other authoritative source as may be mutually agreed between Buyer and Parent) on the Business Day immediately prior to the Closing Date (provided, however, that the calculation of the Estimated Cash Purchase Price shall be determined by reference to such closing quotation on the Business Day immediately prior to the date of the delivery of the Closing Estimates Statement pursuant to Section 2.07(a)). For the avoidance of doubt, Closing Cash, Closing Indebtedness, Closing Transaction Expenses and Closing Forfaiting Amount do not, and shall not be deemed to, include any items to the extent such items are included in Closing Net Working Capital of Miski Mayo or Closing Net Working Capital of the Company.

(e) Unless otherwise indicated herein or required by applicable Law or a Governmental Authority, all payments made pursuant to this Agreement shall be made directly to Buyer or the Sellers (or the relevant Selling Entity), as applicable, and any such payments shall be treated as an adjustment to the Purchase Price. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Purchase Price under applicable Law is satisfied.

2.05 Closing Payment. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall:

(a) pay and deliver to each Selling Entity the portion of the Estimated Cash Purchase Price allocated to such Selling Entity in the Closing Estimates Statement, in each case, in cash in U.S. dollars, by wire transfer of immediately available funds, to an account or accounts designated by Parent in writing at least five (5) Business Days prior to the Closing Date; and

(b) issue and deliver to each Seller the number of Buyer Shares allocated to such Seller by Parent pursuant to Section 6.09.

2.06 Withholding.

(a) Not later than sixty (60) days prior to the expected Closing Date, Parent shall deliver to Buyer a statement (the “Withholding Tax Statement”) which shall include

(i) the information necessary to determine whether or not any amounts payable by Buyer to any Selling Entity hereunder would be subject to Brazilian, Peruvian, Argentinian, Canadian, Netherlands, Luxembourg, Austrian or Switzerland (each a “Relevant Taxing Jurisdiction”) withholding Taxes under applicable Law and (ii) for each Relevant Taxing Jurisdiction, either (x) Parent’s good faith calculation, based on the information described in clause (i), of the amount (if any) of the withholding Taxes required to be deducted or withheld from such payments by such Relevant Taxing Jurisdiction, or (y) an affirmative statement confirming that Parent has determined, in its sole discretion, that no withholding Taxes will be imposed on such payments by such Relevant Taxing Jurisdiction. Buyer shall notify Parent no later than forty-five (45) days prior to such expected Closing Date if Buyer disagrees with either the calculation of withholding Taxes or with Parent’s determination that no withholding Taxes will be imposed by a Relevant Taxing Jurisdiction as set forth on the Withholding Tax Statement, and Buyer and Parent shall negotiate in good faith to resolve such disagreement and Parent shall update the Withholding Tax Statement to reflect any resolution thereof. If Buyer and Parent are unable to resolve the disagreement within fifteen (15) days, the matter shall be resolved in accordance with the procedures described in Section 6.04. If at any time prior to the Closing Date Parent determines that the information provided in the Withholding Tax Statement has become incomplete or incorrect and as a result the amount of required withholding Tax has changed, Parent shall promptly send an updated Withholding Tax Statement to Buyer with the applicable information and calculations described in clauses (i) and (ii) above for the applicable Relevant Taxing Jurisdictions. Buyer agrees that it shall not withhold or deduct amounts in excess of the amounts shown on the Withholding Tax Statement. If Parent fails to provide an accurate and complete Withholding Tax Statement to Buyer, Buyer shall be entitled to compute the amounts (if any) to be deducted or withheld under applicable Law. To the extent that any amounts in respect of withholding Tax are deducted and withheld in accordance with the Withholding Tax Statement (or because Parent failed to provide a complete and accurate Withholding Tax Statement), such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Selling Entity in respect of which such deduction and withholding was made.

(b) To the extent Buyer designates an Affiliate to make a payment pursuant to this Agreement and amounts are required to be deducted and withheld from such payment, the amount payable by such Affiliate shall be increased to the extent necessary to ensure that, after making such deduction or withholding, the relevant Selling Entity receives and retains a net amount equal to the amount it would have received had the payment been made by Buyer.

(c) For the avoidance of doubt, any Transaction Taxes shall be governed exclusively by Section 6.01(a) and not this Section 2.06.

2.07 Estimated Cash Purchase Price.

(a) At least four (4) Business Days prior to the Closing Date, Parent shall deliver to Buyer a statement with its good faith estimate (as certified by Parent’s and the Company’s respective chief financial officers) of the Cash Purchase Price (the

“Estimated Cash Purchase Price”), which statement shall include, in reasonable detail, (i) Parent’s calculation of the amounts for each of the adjustments set forth in Section 2.04(a), (ii) the portion of the Estimated Cash Purchase Price allocable to each Selling Entity and (iii) the number of Buyer Shares allocable to each Seller (the “Closing Estimates Statement”). The portion of the Estimated Cash Purchase Price allocable to each Selling Entity and the number of Buyer Shares allocable to each Seller shall be determined in accordance with Section 6.09.

(b) Parent shall provide a reasonable level of supporting documentation for the Closing Estimates Statement and the Estimated Cash Purchase Price and the calculation thereof and any additional information reasonably requested by Buyer and related thereto. If Buyer objects to the Closing Estimates Statement or the calculation thereof, Buyer shall deliver notice of such objection to Parent no later than two (2) Business Days prior to the Closing Date, and Buyer and Parent shall cooperate in good faith to resolve any of Buyer’s objections set forth in such objection notice, and Parent shall revise the Closing Estimates Statement and the calculation thereof to reflect any revisions mutually agreed upon by Buyer and Parent at least one (1) Business Day prior to the Closing Date. If Buyer and Parent fail to resolve any of Buyer’s objections, the Closing Estimates Statement and the calculation thereof as originally delivered by Parent shall be conclusive and binding upon Buyer for the purposes of determining the amount of the Estimated Cash Purchase Price payable by Buyer at the Closing.

2.08 Post-Closing Adjustment Procedures.

(a) As soon as reasonably practicable, but in no event later than sixty (60) days after the Closing Date, Buyer shall prepare and cause to be delivered to Parent a statement with its good faith determination (as certified by Buyer’s chief financial officer) of the Cash Purchase Price, which statement shall include, in reasonable detail, (i) Buyer’s calculation of the amounts for each of the adjustments set forth in Section 2.04(a), (ii) the portion of the Cash Purchase Price allocable to each Selling Entity and (iii) the number of Buyer Shares allocable to each Seller (the “Closing Statement”). The portion of the Cash Purchase Price allocable to each Selling Entity and the number of Buyer Shares allocable to each Seller shall be determined in accordance with Section 6.09. Buyer shall provide a reasonable level of supporting documentation for the Closing Statement and the Cash Purchase Price therein and the calculation thereof and any additional information reasonably requested by Parent and related thereto.

(b) Upon receipt of the Closing Statement, Parent and its representatives shall be permitted during the succeeding sixty (60) day period (the “Review Period”) reasonable access, upon reasonable notice, to (i) the Books and Records in the possession of Buyer or any member of the Company Group which would reasonably be expected to be necessary for the preparation of the Closing Statement and (ii) the personnel of Buyer and the Company Group involved in the preparation of the Closing Statement and/or who would reasonably be expected to be necessary for the preparation thereof; provided, however, that the independent accountants of Buyer shall not be obligated to make any working papers available to Parent, unless and until Parent has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(c) If Parent disagrees with the Closing Statement or the calculation of the Cash Purchase Price in the Closing Statement, on or prior to the last day of the Review Period, Parent shall notify Buyer in writing of such disagreement with the Closing Statement, which notice shall set forth any such disagreement in reasonable detail, the specific item of the Closing Statement and the calculation thereof to which such disagreement relates and the specific basis for each such disagreement (the “Objection Notice”). If Parent fails to deliver the Objection Notice within the Review Period, the Closing Statement and Buyer’s calculation thereof shall be deemed to have been accepted by the Sellers and shall be final and binding and used in computing the Post-Closing Adjustment Amounts. If Parent delivers the Objection Notice within the Review Period, subject to Section 2.08(d), Buyer and Parent shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Buyer and Parent shall be final and binding upon the Parties.

(d) If Buyer and Parent are unable to resolve any disagreement as contemplated by Section 2.08(c) within thirty (30) days after delivery of the Objection Notice (the “Resolution Period”), then Buyer and Parent shall submit the matter for resolution to Ernst & Young LLP (or, if Ernst & Young LLP is unwilling or unavailable to accept such engagement, a mutually agreeable independent international accounting firm with substantial expertise in BR GAAP), who shall, acting as an expert (and not as an arbitrator), resolve the dispute set forth in the Objection Notice. In the event Ernst & Young LLP is unwilling or unavailable to accept such engagement and Buyer and Parent are unable to agree on an accounting firm within fifteen (15) days after being notified by Ernst & Young LLP that it is unwilling or unavailable to accept such engagement, at the request of either party, Buyer and Parent shall jointly request that the ICC International Centre for Expertise appoint an independent international accounting firm with substantial expertise in BR GAAP to resolve, as an expert (and not as an arbitrator), the dispute set forth in the Objection Notice (Ernst & Young LLP or the accounting firm appointed pursuant to this Section 2.08(d), the “Independent Auditor”). The fees, costs and expenses of the Independent Auditor (and, if applicable, the ICC International Centre for Expertise) shall be allocated between the Sellers and Buyer in proportion to the extent either Parent or Buyer did not prevail on the disputed items submitted for the Independent Auditor’s review. For the avoidance of doubt and solely as an illustration of the methodology set forth in the immediately preceding sentence, if (i) the Objection Notice delivered by Parent assigns values to the disputed items such that the Cash Purchase Price would be increased by $1,000,000, (ii) Buyer maintains that the Cash Purchase Price as calculated pursuant to the Closing Statement is correct and (iii) the Independent Auditor’s final resolution of the disputed items in accordance with Section 2.04 is that the Cash Purchase Price as calculated by Buyer in the Closing Statement is increased by $600,000 (i.e., sixty percent (60%) of the amount in dispute is resolved in favor of the Sellers), then forty percent (40%) of such fees and expenses of the Independent Auditor shall be paid by the Sellers and Buyer shall be responsible for sixty percent (60%) of such fees and expenses of the Independent Auditor. All other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Independent Auditor shall be borne by the Party incurring such cost and expense.

(e) Parent and Buyer shall instruct the Independent Auditor to consider only those items and amounts which are identified in the Objection Notice as being items which Buyer and Parent are unable to resolve and to make a determination as to whether such items and amounts were calculated in accordance with the terms of this Agreement. Further, the Independent Auditor’s determination shall be based solely on the relevant Books and Records and the other written information provided by Buyer and Parent (i.e., not on the basis of an independent review), and the Independent Auditor shall not conduct additional discovery in any form.

(f) Parent and Buyer shall jointly instruct the Independent Auditor to make a determination as soon as practicable (but in any case within thirty (30) days (or such other time as the Parties shall agree in writing) after its engagement) with respect to the disputed items submitted to the Independent Auditor and to what extent (if any) the Final Cash Purchase Price requires adjustment; provided that the failure to adhere to such thirty (30) day time limit shall not be a basis for challenging the Independent Auditor’s determination. The Independent Auditor shall provide the Parties with a written explanation in reasonable detail of each such required adjustment, including the basis therefor. All negotiations pursuant to this Section 2.08 through the end of the Resolution Period shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence. Except as may be required by applicable Law or court order, the Parties agree to maintain confidentiality as to all aspects of any proceeding before the Independent Auditor, including its existence and results, except that nothing herein shall prevent any Party from disclosing information regarding such proceeding to a court of competent jurisdiction for purposes of enforcing this Section 2.08 or the Independent Auditor’s final determination. The Independent Auditor shall be bound by a mutually agreeable confidentiality agreement, which shall preserve the confidentiality of any proceeding before the Independent Auditor. The procedures of this Section 2.08 are exclusive and, except as set forth below, the determination of the Independent Auditor shall be final and binding on the Parties. The decision rendered pursuant to this Section 2.08(f) may be entered as a judgment in any court of competent jurisdiction. Either Parent or Buyer may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.08(f), including pursuant to Article 76 of the New York Civil Practice Law and Rules. The only defense of either Parent or Buyer to such a request for specific enforcement or other legal action shall be fraud by or upon the Independent Auditor or manifest error. Absent such fraud or manifest error, Parent or Buyer, as applicable, shall reimburse the Party seeking enforcement for its expenses related to such enforcement.

2.09 Payment of Post-Closing Adjustment.

(a) If (i) the portion of the Estimated Cash Purchase Price allocated to any Selling Entity in the Closing Estimates Statement exceeds the portion of the Cash Purchase Price as finally determined pursuant to, and in accordance with, Section 2.08

(the “Final Cash Purchase Price”) allocated to such Selling Entity, the Sellers shall pay, or shall cause the applicable Selling Entity to pay, Buyer the amount of such excess, and (ii) the portion of the Final Cash Purchase Price allocated to any Selling Entity exceeds the portion of the Estimated Cash Purchase Price allocated to such Selling Entity in the Closing Estimates Statement, Buyer shall pay to the applicable Selling Entity the amount of such excess (the excess amounts referred to in each of clauses (i) and (ii), the “Post-Closing Adjustment Amounts”).

(b) Any Post-Closing Adjustment Amounts shall be paid in cash in U.S. dollars by wire transfer of immediately available funds within three (3) Business Days after the final determination of the Post-Closing Adjustment Amounts in accordance with this Section 2.09 to an account or accounts designated by the Party receiving payment.

2.10 Earn-Out Payments.

(a) In addition to the Purchase Price and as additional consideration in respect of the HoldCo Shares, the Shares and the Subsidiary Shares, subject to Buyer’s right of setoff in Section 2.10(e), Buyer shall, in respect of each Earn-Out Period, pay the Selling Entities the applicable Earn-Out Amount (if any), as finally determined pursuant to this Section 2.10, in cash in U.S. dollars by wire transfer of immediately available funds within three (3) Business Days after such final determination to an account designated by Parent; provided, however, that (i) if the Earn-Out Amount is a negative number, no Earn-Out Amount shall be payable in respect of such Earn-Out Period; and (ii) in no event shall the Earn-Out Amount in respect of any Earn-Out Period exceed $130,000,000. The Selling Entities shall not be entitled to any interest on the Earn-Out Amount under this Agreement. For the avoidance of doubt, in the event that the First FX Earn-Out plus the First MAP Earn-Out would equal an amount that is in excess of $130,000,000, such excess shall not be payable to the Selling Entities for any reason (including by applying such excess to the calculation of any Earn-Out Amount payable to the Selling Entities in the Second Earn-Out Period). Any payments made pursuant to this Section 2.10(a) shall be allocated among the Selling Entities in manner that is consistent with the allocation of the Purchase Price among the Selling Entities in the Closing Statement and the principles of Section 6.09.

(b) No later than ten (10) Business Days following the expiration of each Earn-Out Period, Buyer shall prepare and cause to be delivered to Parent a statement setting forth its good faith determination of the Earn-Out Amount in respect of such Earn-Out Period (such statement, an “Earn-Out Statement”) and the amount, if any, payable to the Selling Entities in respect of such Earn-Out Period pursuant to Section 2.10(a). Buyer shall provide a reasonable level of supporting documentation for the Earn-Out Statement and the Earn-Out Amount therein and the calculation thereof. If Parent disagrees with the Earn-Out Statement or the calculation of the Earn-Out Amount, Parent shall, on or prior to the tenth (10th) Business Day after receipt of the Earn-Out Statement, notify Buyer in writing of such disagreement with the Earn-Out Statement, which notice shall set forth any such disagreement in reasonable detail, the specific item of the Earn-Out Statement and the calculation thereof to which such disagreement relates and the specific basis for each such disagreement (the “Earn-Out Objection Notice”). If

Parent fails to deliver the Earn-Out Objection Notice on or prior to the tenth (10th) Business Day after receipt of the Earn-Out Statement, the Earn-Out Statement and Buyer’s calculation of the Earn-Out Amount shall be deemed to have been accepted by the Sellers and shall be final and binding on the Sellers. If Parent delivers the Earn-Out Objection Notice on or prior to such tenth (10th) Business Day, subject to Section 2.10(c), Buyer and Parent shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Buyer and Parent shall be final and binding upon the Parties.

(c) If Buyer and Parent are unable to resolve any disagreements as contemplated by Section 2.10(b) within ten (10) Business Days after delivery of the Earn-Out Objection Notice (the “Earn-Out Resolution Period”), then Buyer and Parent shall submit the matter for resolution to the Independent Auditor. Parent and Buyer shall instruct the Independent Auditor to consider only those items and amounts which are identified in the Earn-Out Objection Notice as being items which Buyer and Parent are unable to resolve and to make a determination as to whether such items and amounts were calculated in accordance with the terms of this Agreement. The fees, costs and expenses of the Independent Auditor (and, if applicable, the ICC International Centre for Expertise) shall be allocated between the Sellers and Buyer in the manner set forth in Section 2.08(d). Parent and Buyer shall jointly instruct the Independent Auditor to make a determination as soon as practicable (but in any case within fifteen (15) days (or such other time as the Parties shall agree in writing) after its engagement) with respect to the disputed items submitted to the Independent Auditor and to what extent (if any) the Earn-Out Amount as proposed by Buyer requires adjustment; provided that the failure to adhere to such fifteen (15) day time limit shall not be a basis for challenging the Independent Auditor’s determination. The Independent Auditor shall provide the Parties with a written explanation in reasonable detail of each such required adjustment, including the basis therefor. All negotiations pursuant to this Section 2.10 through the end of the Earn-Out Resolution Period shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence. Except as may be required by applicable Law or court order, the Parties agree to maintain confidentiality as to all aspects of any proceeding before the Independent Auditor, including its existence and results, except that nothing herein shall prevent any Party from disclosing information regarding such proceeding to a court of competent jurisdiction for purposes of enforcing this Section 2.10(c) or the Independent Auditor’s final determination. The Independent Auditor shall be bound by a mutually agreeable confidentiality agreement, which shall preserve the confidentiality of any proceeding before the Independent Auditor. The procedures of this Section 2.10 are exclusive and, except as set forth below, the determination of the Independent Auditor shall be final and binding on the Parties. The decision rendered pursuant to this Section 2.10(c) may be entered as a judgment in any court of competent jurisdiction. Either Parent or Buyer may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.10(c). The only defense of either Parent or Buyer to such a request for specific enforcement or other legal action shall be fraud by or upon the Independent Auditor or manifest error. Absent such fraud or manifest error, Parent or Buyer, as applicable, shall reimburse the Party seeking enforcement for its expenses related to such enforcement.

(d) The rights of the Selling Entities under this Section 2.10 are personal to the Selling Entities and notwithstanding anything to the contrary in this Agreement, including the assignment provisions set forth in Section 12.06 (Successors and Assignment), unless consented to in writing by Buyer with reference to this Section 2.10(d), no rights or interest of the Selling Entities under this Section 2.10, including any rights to receive any Earn-Out Amount pursuant to this Agreement, may be sold, assigned, transferred, pledged, encumbered, hypothecated or otherwise disposed of, in whole or in part by the Selling Entities (other than by operation of law) to any Person and any attempted assignment, transfer or disposition shall be null and void.

(e) The Parties acknowledge that the Earn-Out Amounts have been negotiated by the Parties based on their inability to agree as to the valuation of the Business as of the Closing Date. Unless otherwise required by applicable Law or a Governmental Authority, all payments made pursuant to this Section 2.10 shall be made directly to the applicable Selling Entity and any such payments received by a Selling Entity from Buyer pursuant to this Section 2.10 shall be treated as an adjustment to the Purchase Price. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for any such payment to be treated as an adjustment to the Purchase Price under applicable Law be satisfied.

(f) Upon written notice to Parent specifying in reasonable detail the basis therefor, Buyer shall have the right to withhold and set off against any Earn-Out Amount due and payable pursuant to this Section 2.10 any amount actually owed by the Sellers to any Buyer Indemnified Person under Article XI (Indemnification) as determined by a final judicial determination in accordance with Section 12.13 (or other dispute resolution mechanism agreed to in writing by Buyer and the Sellers). Neither the exercise of, nor the failure to exercise, such right of setoff will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it under this Agreement or any of the Ancillary Agreements.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except (i) to the extent that Buyer, any of its Subsidiaries, any of their respective directors or officers, or any current employee of Buyer or its Subsidiaries that is or was a member of the board of directors (or similar body) of MVM Resources International B.V. or Compañia Minera Miski Mayo S.R.L. has become aware of any fact with respect to MVM Resources International B.V. or Compañia Minera Miski Mayo S.R.L. as a result of any information provided to it, him or her in writing prior to the date of this Agreement and (ii) as set forth in the correspondingly numbered Sections of the Sellers Disclosure Schedules accompanying this Agreement (the “Sellers Disclosure Schedules”) (provided, however, that disclosure of any fact or item in the Sellers Disclosure Schedules shall, should the existence of such fact or item be relevant to any other Section of this Article III, be deemed disclosed with respect to such other Section of this Article III, but only to the extent that such relevance is reasonably apparent on the face of such disclosure), each of the Sellers represents and warrants to Buyer as follows (it being understood that, notwithstanding anything to the contrary in this

Agreement, each representation and warranty in this Article III shall be deemed to have been made for all purposes hereunder assuming the Cubatão Restructuring has been completed in accordance with Section 5.15, except that Sections 3.02, 3.03 and 3.05 shall be deemed to have been made without giving effect to the Cubatão Restructuring):

3.01 Existence and Good Standing.

(a) Each of the Selling Entities is an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each of the Selling Entities has all requisite corporate or equivalent power and authority to own, lease and operate its assets (including, as applicable, the HoldCo Shares, the Shares and the Subsidiary Shares), rights and properties and to conduct its business as it is presently conducted and is duly qualified to transact business, is duly licensed and, where applicable, is in good standing in each jurisdiction in which the assets, rights and properties owned, leased or operated by it or in which the conduct of its business makes such licensing or qualification necessary, except where the failure to have such power and authority or be so licensed, qualified or, where applicable, in good standing does not constitute a Company Material Adverse Effect.

(b) The Company is an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each other member of the Company Group is an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and, where applicable, in good standing does not constitute a Company Material Adverse Effect. Each member of the Company Group has all requisite power and authority to own, lease and operate its assets, rights and properties and conduct the Business as it is presently conducted by such Person and is duly qualified to transact business, is duly licensed and, where applicable, is in good standing in each jurisdiction in which the assets, rights and properties owned, leased or operated by it or in which the conduct of the Business by such Person makes such licensing or qualification necessary, except where the failure to have such power or authority or be so licensed, qualified or, where applicable, in good standing does not constitute a Company Material Adverse Effect.

(c) The Sellers have made available to Buyer copies of the Governing Documents (including all amendments, modifications and other changes thereto) that, except for de minimis exceptions, are complete and correct in all respects, in each case, as in effect on the date hereof, of each of the members of the Company Group and of each Company Joint Venture.

(d) Each of the Selling Entities, the members of the Company Group and, to the Sellers’ Knowledge, the Company Joint Ventures is solvent under the Laws of its jurisdiction of organization and is able to pay its Indebtedness as it becomes due.

(e) Since the date of its incorporation, HoldCo has not conducted any business or other activities and has no, and prior to the Closing will have no, assets, liabilities or obligations of any nature, in each case other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements.

3.02 Due Authorization. Each of the Sellers has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Sellers of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of the Sellers of its obligations hereunder and thereunder and the consummation by each of the Sellers of the transactions contemplated hereby and thereby (including the Restructuring) have been duly and validly authorized by all requisite corporate and other similar action on the part of each of the Sellers (including on the part of their respective boards of directors or similar governing bodies), and no other corporate or other similar actions or proceedings on the part of either Seller is necessary to authorize the execution, delivery and performance by such Seller of this Agreement, the Ancillary Agreements to which it is a party or the transactions contemplated hereby or thereby (including the Restructuring). Each of the Sellers has duly and validly executed and delivered this Agreement and, prior to or at the Closing, each of the Sellers will have duly and validly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof the Ancillary Agreements to which either Seller is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except as may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws in effect which affect creditors’ rights generally; or (b) principles of equity including legal or equitable limitations on the availability of specific remedies (such limitations in the foregoing clauses (a) and (b), the “Enforceability Limitations”).

3.03 Governmental Consents. Except as set forth on Section 3.03 of the Sellers Disclosure Schedules, no consent, authorization, order or approval of, or filing or registration with, or notification to any Governmental Authority (each, a “Governmental Consent”) is required in connection with the execution, delivery and performance by any of the Sellers of this Agreement and the Ancillary Agreements to which it is a party, or the consummation by any of the Sellers of the transactions contemplated hereby or thereby (including the Restructuring), in each case, except for (i) those under the HSR Act and any other applicable Antitrust Law and (ii) those which if not obtained or made do not constitute a Company Material Adverse Effect.

3.04 Capitalization of the Company Group.

(a) All of the issued and outstanding shares of capital stock or other equity interests of each member of the Company Group have been duly authorized and validly issued, are (or, at the Closing, will be) fully paid and non-assessable (to the extent such concept is applicable in the jurisdiction of organization of the relevant member of the Company Group), have been issued in compliance with applicable Law and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights and are free and clear of any Encumbrances. Set forth on Section 3.04(a) of the Sellers Disclosure Schedules is, with respect to each member of the Company Group and, to the Sellers’ Knowledge, each of the Company Joint Ventures as of the date hereof, (i) the jurisdiction of incorporation or organization of such Person, (ii)

the number of authorized, issued and outstanding shares of capital stock or other equity interests of such Person and (iii) the identity of each Person who holds such shares of capital stock or other equity interests of such member of the Company Group or Company Joint Venture. Except as set forth on Section 3.04(a) of the Sellers Disclosure Schedules, (A) there are no authorized, issued or outstanding shares of capital stock or other equity interests of any member of the Company Group or, to the Sellers’ Knowledge, any Company Joint Venture, (B) no member of the Company Group and, to the Sellers’ Knowledge, no Company Joint Venture has any other shares of capital stock or other equity interests authorized, issued or outstanding and (C) neither the Company nor any of its Subsidiaries owns any equity interest in any Person other than the Company’s Subsidiaries or the Company Joint Ventures. There are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance or redemption of any shares of capital stock or other equity interests of any member of the Company Group, or any securities or other instruments convertible into, exchangeable for, evidencing the right to purchase, or otherwise requiring any member of the Company Group to make a payment or otherwise provide value or benefits in respect of the value of, such shares of capital stock or other equity interests, in each case, to which any of the Selling Entities or any member of the Company Group is a party or by which it is bound.

(b) Except as set forth on Section 3.04(b) of the Sellers Disclosure Schedules, there are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which any of the Selling Entities or any member of the Company Group is a party or by which it is bound with respect to the voting, transfer or other disposition of any of the shares of capital stock or other equity interests of any member of the Company Group or any Company Joint Venture. There are no outstanding bonds, debentures, notes or other Indebtedness of any member of the Company Group having the right to vote (or convertible into, exchangeable into, or exercisable for, securities having the right to vote) on any matters on which the holders of shares of capital stock or other equity interests of any member of the Company Group may vote. Except as set forth on Section 3.04(b) of the Sellers Disclosure Schedules, none of the Selling Entities or any member of the Company Group is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of any member of the Company Group.

(c) HoldCo Seller is a wholly owned Subsidiary of Parent and is the record, legal and beneficial owner of, and holds good, valid and marketable title to, all HoldCo Shares, free and clear of all Encumbrances. Parent will, upon completion of the Docepar Share Transfer in accordance with Section 5.15 of the Sellers Disclosure Schedules and immediately prior to the Closing, be the record, legal and beneficial owner of, and holds good, valid and marketable title to, all of the Shares, in each case, free and clear of all Encumbrances. Each of the Subsidiary Sellers is a direct or indirect wholly-owned Subsidiary of Parent and is the record, legal and beneficial owner of, and holds good, valid and marketable title to, the Subsidiary Shares set forth on Section 3.04(c)(i) of the Sellers Disclosure Schedules, in each case, free and clear of all Encumbrances. The Shares, taken together with the capital stock of the Company that is owned directly or indirectly by HoldCo, constitute all of the issued and outstanding capital stock of the

Company. The Subsidiary Shares, taken together with the capital stock of Compañia Minera Miski Mayo S.R.L. and, if the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), VEA in each case that is owned directly or indirectly by a member of the Company Group, constitute all of the issued and outstanding capital stock of Compañia Minera Miski Mayo S.R.L. and, if the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), VEA. Upon the delivery of the HoldCo Shares by HoldCo Seller, the Shares by Parent, and the Subsidiary Shares by the Subsidiary Sellers, to Buyer in the manner contemplated by Article II and Article IX, and payment by Buyer of the Estimated Cash Purchase Price and delivery of the Buyer Shares pursuant to Section 2.05, the Selling Entities will transfer to Buyer, and Buyer will acquire, record and legal ownership of, and have good, valid and marketable title to, the HoldCo Shares, the Shares and the Subsidiary Shares, in each case free and clear of any Encumbrances.

3.05 Absence of Conflicts. Except as set forth on Section 3.05 of the Sellers Disclosure Schedules, neither the execution and delivery by the Sellers of this Agreement or any of the Ancillary Agreements to which any of the Sellers is a party, nor the consummation by any of the Sellers of the transactions contemplated hereby or thereby (including the Restructuring), will (a) violate or result in the breach of the Governing Documents of any of the Selling Entities or any member of the Company Group or, to the Sellers’ Knowledge, any Company Joint Venture; (b) violate or result in the breach of any Law, judgment, decree or order of any Governmental Authority to which any of the Selling Entities, any member of the Company Group, the Business or any of the assets, rights or properties of the Company Group is subject, or by which it is bound, or result in any revocation, cancellation, suspension or modification of any Business Permit; (c) violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person (other than any Governmental Authority) pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any Material Contract binding upon the Selling Entities, the Company Group, the Business or any of the assets, rights or properties of the Company Group; or (d) (with or without notice or lapse of time) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) upon or with respect to the Business or any of the assets, rights or properties of the Company Group, except, in the case of clauses (b), (c) and (d), as has not had, or does not constitute, a Company Material Adverse Effect (it being agreed that, for purposes of this Section 3.05, effects resulting from or arising in connection with the events set forth in clause (A) of the definition of “Company Material Adverse Effect” will not be excluded in determining whether a Company Material Adverse Effect has occurred).

3.06 Financial Statements.

(a) Section 3.06(a)(i) of the Sellers Disclosure Schedules sets forth true and complete copies of (i) the audited balance sheet of the Company as of December 31, 2015 (the “Company Balance Sheet Date”) and December 31, 2014, and the related audited statement of income, comprehensive statement of income, changes in stockholders’ equity and cash flow for the fiscal years ended December 31, 2015 and December 31, 2014, respectively (the “Company Audited Financial Statements”), and (ii) the unaudited balance sheet of the Company as of September 30, 2016 and the related unaudited statement of income for the nine (9) months ended September 30, 2016 (together with the Company Audited Financial Statements, the “Company Financial Statements”). Each of the Company Financial Statements was prepared in accordance with BR GAAP consistently applied (except (A) as may be set forth in the notes thereto, (B) for the exclusions listed on Section 3.06(a)(ii) of the Sellers Disclosure Schedules and (C) in the case of unaudited financial statements, subject to (x) normal recurring year-end adjustments the effect of which will not, individually or in the aggregate, be material and (y) the absence of footnote disclosure). Each of the Company Financial Statements fairly presents, in all material respects, the financial position of the Company as of the dates and for the periods indicated therein.

(b) Section 3.06(b)(i) of the Sellers Disclosure Schedules sets forth a true and complete copy of the unaudited balance sheets of each member of the Company Group (other than the Company and HoldCo) as of September 30, 2016 and certain related unaudited financial statements for the nine (9) months ended September 30, 2016 (each, a “Company Group Member Financial Statement” and, together with the Company Financial Statements, the “Financial Statements”). Each of the Company Group Member Financial Statements was prepared in accordance with the accounting principles specified for such Company Group Member Financial Statement set forth on Section 3.06(b)(ii) of the Sellers Disclosure Schedules consistently applied (except (A) as may be set forth in the notes thereto, (B) for the exclusions listed on Section 3.06(b)(iii) of the Sellers Disclosure Schedules and (C) subject to (x) normal recurring year-end adjustments the effect of which will not, individually or in the aggregate, be material and (y) the absence of footnote disclosure). Each of the Company Group Member Financial Statements fairly presents, in all material respects, the financial position of the applicable member of the Company Group as of the dates and for the periods indicated therein.

(c) Section 3.06(c)(i) of the Sellers Disclosure Schedules sets forth a true and complete copy of the unaudited carve-out balance sheets of the Company as of December 31, 2015, March 31, 2016, June 30, 2016 and September 30, 2016, in each case, after giving effect to the Cubatão Restructuring (the “Carve-Out Financial Statements”). The Carve-Out Financial Statements were prepared in accordance with the accounting principles specified for the Carve-Out Financial Statements set forth on Section 3.06(c)(ii) of the Sellers Disclosure Schedules consistently applied (except (A) as may be set forth in the notes thereto, (B) the exclusions listed on Section 3.06(c)(iii) of the Sellers Disclosure Schedules and (C) subject to (x) normal recurring year-end adjustments the effect of which will not, individually or in the aggregate, be material and (y) the absence of footnote disclosure). The Carve-Out Financial Statements fairly present, in all material respects, the financial position of the Company as of the dates indicated therein, giving effect to the Cubatão Restructuring as if it had been completed as of December 31, 2015, March 31, 2016, June 30, 2016 and September 30, 2016, respectively.

(d) Each member of the Company Group maintains a reasonable standard system of internal accounting controls established and administered in all material respects in accordance with the accounting principles specified for the Company Group

Member Financial Statements of such member as set forth on Section 3.06(b)(ii) of the Sellers Disclosure Schedules. To the Sellers’ Knowledge, such systems of internal accounting controls are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the accounting principles used to prepare the Financial Statements of such member and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.07 Sufficiency of Assets. Upon the Closing, after giving effect to the Restructuring, assuming the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a) and subject to obtaining all consents, authorizations, orders or approvals of, or making any filings, registrations or notifications set forth in Sections 3.03 and 3.05 of the Sellers Disclosure Schedules, the assets, properties and rights of the Company Group will constitute all of the assets, properties and rights held by Parent and its Subsidiaries on the date hereof (other than the Retained Names and Marks, the Rural Properties and any services or rights to be provided to any member of the Company Group pursuant to this Agreement or any Ancillary Agreement) necessary for the conduct, use and operations of the Business in all material respects as conducted by the Company Group on the date hereof.

3.08 Compliance with Laws. Except as set forth on Section 3.08 of the Sellers Disclosure Schedules, the Sellers and the members of the Company Group have, since January 1, 2013, conducted the Business in all material respects in compliance with all applicable Laws. Except as set forth on Section 3.08 of the Sellers Disclosure Schedules, since January 1, 2013 and prior to the date of this Agreement, none of the Sellers or any member of the Company Group has received any written or, to the Sellers’ Knowledge, oral notice from any Governmental Authority (a) alleging any material violation of any such Law, which violation has not been cured in all material respects or (b) requiring any member of the Company Group or its respective representatives to take or omit to take any action with respect to the Business in order to cure or prevent a material violation of any such Law.

3.09 Business Permits.

(a) The Company Group owns, holds, possesses, and lawfully uses in the operation of the Business, all Permits necessary for the conduct of the Business by the Company Group in all material respects as currently conducted (including all such Permits required (i) for mining and the mining-related operations and activities of the Business and (ii) for the Company Group’s current activities in implementing any modifications, expansions or changes to such mining-related operations of the Business, including for the New Projects) (each such Permit, a “Business Permit”). Each Business Permit is in full force and effect (other than those Business Permits that have expired and which the applicable member of the Company Group is taking all measures reasonably necessary to renew (including by making all applications or filings required by applicable Law in a timely manner)), and the relevant member of the Company Group who holds such Business Permit has not agreed to give or create any Encumbrance (other than

Permitted Encumbrances) over any such Business Permit. Each member of the Company Group is in compliance in all material respects with the terms and conditions of each such Business Permit held by it, including satisfying any minimum investment and mining work requirements, and has made all necessary filings and provided all information required by applicable Law to be provided to any Person and has paid all fees required to maintain such Business Permit in effect, in each case, except to the extent as has not had, or does not constitute, a Company Material Adverse Effect. To the Sellers’ Knowledge, as of the date hereof, no Person has alleged or claimed that any member of the Company Group fails to hold any Business Permit.

(b) There has occurred no violation of, default under or any other event or circumstance giving any Person any right of termination, suspension, revocation, material amendment, cancellation of, or refusal to renew, any Business Permit. As of the date hereof, there are no Actions pending or, to the Sellers’ Knowledge, threatened, that could be reasonably expected to result in the termination, revocation, rescission, cancellation or suspension, failure to renew or any adverse modification of any Business Permit.

3.10 Mining Activities.

(a) Prior to the date hereof, the Sellers have delivered to Buyer a copy of the Company’s most recent full report of the reserve estimates of all Minerals mined in the Business prepared by the Business’s staff geologists, mining engineers and the team responsible for reserve affairs (the “Mineral Report”). To the Sellers’ Knowledge, the reserve estimates of each Mineral contained in the Mineral Report are consistent, in all material respects, with Parent’s consolidated audited financial statements as of and for the year ended December 31, 2015 (including the notes thereto) set forth in Parent’s Annual Report on Form 20-F for the year ended December 31, 2015 and filed with the SEC, other than with respect to reserves mined since December 31, 2015.

(b) Prior to the date hereof, the Sellers have delivered to Buyer a copy of the Company’s most recent (i) feasibility report for each of the ongoing (but not yet completed) and planned (but not yet commenced) material projects of the Business set forth on Section 3.10 of the Sellers Disclosure Schedules (such projects, the “New Projects”), (ii) management’s plans of implementation for each such New Project, (iii) environmental related reports (if such reports exist) concerning each of the Facilities and the New Projects and (iv) material closure plans for any of the Facilities, if applicable; in each case, as prepared by Business Employees with relevant knowledge in such area of operations (such items referred to clauses (i), (ii), (iii) and (iv) together with the Mineral Report, the “Reports”).

(c) Since January 1, 2011, the Sellers and the members of the Company Group have complied with their respective obligations under the Mining Normative Rules and have not been notified by any relevant Governmental Authority of any violation of the Mining Normative Rules, and, to the Sellers’ Knowledge, there are no facts or circumstances that would be reasonably likely to give rise to any such notification or violation, in each case except as have not had, or do not constitute, a Company Material Adverse Effect. For the purposes of this paragraph, “Mining

Normative Rules” means Decree-Law No. 227 of February 28, 1967 (the Brazilian Mining Code), as amended; its regulation, Decree No. 62,934 of July 2nd, 1968; normative rules issued by the DNPM and by the Ministry of Mines and Power, including Ordinance DNPM No. 237 of October 18, 2001 and its exhibits, as well as other Laws, decrees and normative rules of any kind, applicable to ore mining and extraction in Brazil, Canada, Argentina or Peru.

(d) To the Sellers’ Knowledge, all waste dumps, water storage dams, tailings dams, tailings impoundments and related facilities owned or used by any member of the Company Group have been constructed and maintained in all material respects in accordance with all applicable design documents, operating manuals, building regulations, safety controls and all applicable Laws. There have been no material failures at any of the facilities referred to in the immediately preceding sentence.

3.11 Real Property.

(a) Except for Permitted Encumbrances or as set forth on Section 3.11(a) of the Sellers Disclosure Schedules, the Owned Real Properties are not subject to Encumbrances, and the Company Group holds good, valid and marketable title (or the local legal equivalent thereto) to each parcel of Owned Real Property and holds valid leasehold interests in each parcel of Leased Real Property and has not leased or otherwise granted to any Person any right to use or occupy such Real Property or any portion thereof.

(b) On or prior to the date hereof, the Sellers have delivered to Buyer a true and complete copy of each Real Property Lease. Except, in each case, as has not had, or does not constitute, a Company Material Adverse Effect, with respect to each Real Property Lease:

(i) such Real Property Lease is a valid and binding obligation of the Company Group party thereto and, to the Sellers’ Knowledge, the other party thereto, enforceable in accordance with its terms and in full force and effect, except as may be limited by the Enforceability Limitations;

(ii) the Company Group is not in breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by any member of the Company Group of such Real Property Lease;

(iii) except for Permitted Encumbrances, the Company Group has not subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof;

(iv) except for Permitted Encumbrances, the Company Group has not pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Leased Real Property.

(c) As of the date hereof, the Company Group has not received any written, or to the Sellers’ Knowledge oral, notice of (i) any violations of building codes and/or zoning ordinances affecting the Real Property, (ii) existing, pending or, to the Sellers’ Knowledge, threatened condemnation proceedings affecting the Real Property, or (iii) existing, pending or, to the Sellers’ Knowledge, threatened zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to adversely affect the ability to operate or use the Real Property, in any material respect, as currently operated, in each case, except as has not had, or does not constitute, a Company Material Adverse Effect.

(d) No Real Properties other than those set forth on Section 1.01(e)(i) of the Sellers Disclosure Schedules or Section 1.01(e)(ii) of the Sellers Disclosure Schedules are classified as rural lands pursuant to Brazilian Law or Argentine Law, respectively.

3.12 Taxes.

(a) All material Tax Returns of the Company Group that are required to have been filed on or prior to the Closing Date have been properly prepared and duly and timely filed and are true, correct and complete in all material respects. All Taxes shown to be due on such Tax Returns and all material Taxes with respect to taxable periods covered by such Tax Returns have been timely paid in full.

(b) As of the date hereof, there are no material proceedings, investigations or other actions pending against, or in respect of, any member of the Company Group in respect of Taxes. To the Sellers’ Knowledge, as of the date hereof, no deficiency for Taxes has been asserted or assessed against the Company Group that has not been resolved and paid in full.

(c) As of the date hereof, no written claim has been made by a Tax Authority in a jurisdiction where any member of the Company Group does not file Tax Returns to the effect that such member of the Company Group is or may be subject to Tax by that jurisdiction, nor is the Company Group aware that any such claim of jurisdiction is pending or threatened.

(d) There are no outstanding agreements or waivers extending the statutory period for assessment or collection, or the applicable statute of limitations, of any Taxes of any member of the Company Group.

(e) No member of the Company Group has ever been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than an “affiliated group” the common parent of which is the Company), and no member of the Company Group has any liability for the Taxes of any Person by virtue of being a member of such group. No member of the Company Group is a party to or has any obligation under any Tax sharing agreement, Tax allocation agreement or similar contract or arrangement.

(f) There are no Encumbrances for Taxes upon any of the rights, assets or properties of the Company Group, except for Permitted Encumbrances.

(g) No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to the Company Group for any taxable year for which the statute of limitations has not yet expired.

(h) No member of the Company Group will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) a transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date and pursuant to which payments are required to be made after the Closing Date and the income from which is required to be recognized under applicable Law when payments are received rather than when the transaction arose, or (iii) an agreement entered into with a Tax authority executed on or prior to the Closing Date.

(i) As of the date hereof, the Sellers have not made any material U.S. Tax elections including, for the avoidance of doubt, any elections on IRS Form 8832, with respect to any member of the Company Group and, to the Sellers’ Knowledge, no such elections are in place for any member of the Company Group (other than Vale Cubatão) acquired from any Person.

(j) To the Sellers’ Knowledge, no member of the Company Group has participated in a transaction that any member of the Company Group has been required to disclose to an applicable Tax Authority as a tax shelter or similar transaction.

(k) The Sellers have made available to Buyer copies of all Required Tax Returns for the Company Group (which copies, except for de minimis exceptions, are correct and complete in all respects) for its three (3) most recent taxable years for which it has filed such Required Tax Returns as of the date hereof.

(l) The Sellers have made available to Buyer any material Tax assessments for the Company Group ongoing as of the date hereof.

3.13 Litigation.

(a) Except for those matters set forth on Section 3.13(a) of the Sellers Disclosure Schedules and the Petros Pension Plan Litigation, (i) as of the date hereof, there is no Action pending or, to the Sellers’ Knowledge, threatened against the Business or any member of the Company Group by or before any Governmental Authority or by or on behalf of any Third Party which, if adversely determined, would constitute a Company Material Adverse Effect and (ii) there is no Action pending or, to the Sellers’ Knowledge, threatened against the Business or any member of the Company Group by or before any Governmental Authority or by or on behalf of any Third Party which (A) results from, or arises out of, a breach by any member of the Company Group of, or default by it under, any Contract to which it is a party or by which it is bound and (B) if adversely determined, would constitute a Company Material Adverse Effect.

(b) Except as set forth on Section 3.13(b) of the Sellers Disclosure Schedules or where obligations thereunder have been fully performed prior to the date hereof and imposes no Liability on, or restriction on the ability to operate, the Business following the Closing, as of the date hereof, no member of the Company Group has entered into any settlement or other compromise, the effects of which would be enforceable against Buyer or its Affiliates (including the members of the Company Group) following the Closing, except as has not had, or does not constitute, a Company Material Adverse Effect.

(c) Except for those matters set forth on Sections 3.13(a) and (b) of the Sellers Disclosure Schedules, as of the date hereof, none of the members of the Company Group is subject to, and to the Sellers’ Knowledge there is not threatened, any order, judgment or decree of any Governmental Authority in respect of the Business or any of the assets, rights or properties of the Company Group, except for those that have not had, or do not constitute, a Company Material Adverse Effect.

(d) As of the date hereof, all judicial deposits required by applicable Law to be made or securities required by applicable Law to be provided by any of the parties subject to any material ongoing Actions involving, affecting or otherwise relevant to the Business have been made or provided, as applicable.

3.14 Brokers. Except for Bank of America Merrill Lynch Banco Múltiplo S.A., the Sellers have not used any broker or finder in connection with the transactions contemplated hereby, and neither Buyer nor any of its Affiliates (including, following the Closing, the members of the Company Group) shall have any Liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder’s fee or other commission of any Person retained by the Sellers in connection with any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

3.15 Contracts.

(a) A “Material Contract” means each Contract (including any amendments thereto, but excluding any Employee Plan) set forth on Section 3.15(a) of the Sellers Disclosure Schedules to which any member of the Company Group is a party or by which any of them is bound as of the date hereof and that:

(i) required (A) aggregate payments to any Third Parties in excess of thirty million Brazilian Reais (R$30,000,000) in the period between January 1, 2016 and August 31, 2016 (other than purchases of raw materials), (B) aggregate payments to any Third Party in excess of twenty-five million Brazilian Reais (R$25,000,000) in the period between January 1, 2016 and August 31, 2016 for purchases of raw materials in the form of sulphur, phosphate rock and ammonia or (C) payment to any member of the Company Group in excess of thirty million Brazilian Reais (R$30,000,000) in the period between January 1, 2016 and August 31, 2016;

(ii) is material to the Company Group’s relationship with a Material Supplier or Material Customer;

(iii) (A) limits in any material respect any member of the Company Group or its respective Affiliates to compete in any line of business or geographic region or with any Person, (B) contains any “most favored nation” provision, exclusive dealing arrangement or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person, (C) contains a minimum purchase or sale requirement or a “take or pay” provision that required aggregate payments to or from any Third Party in excess of twenty-five million Brazilian Reais (R$25,000,000) in the period between January 1, 2016 and August 31, 2016 or (D) grants any put, call, right of first refusal, right of first offer or similar right, other than Permitted Encumbrances, with respect to any material assets, rights or properties of the Business;

(iv) is with any Governmental Authority, including each concession or administrative authorization Contract or any other Contract, in each case, with any Governmental Authority pursuant to which any member of the Company Group receives rights to explore or mine Minerals (other than any such concessions, administrative authorization Contracts or other Contracts which (A) have been terminated or suspended with the applicable Governmental Authority, (B) any member of the Company Group has requested be terminated or suspended or (C) have expired and have not been renewed by any member of the Company Group);

(v) provides for payment to or by any member of the Company Group based on sales, profit or other benchmarks or constitutes a royalty arrangement, in each case involving payments in excess of five million Brazilian Reais (R$5,000,000) in the period between January 1, 2016 and August 31, 2016;

(vi) provides for any material indemnification rights to any Person other than in the Ordinary Course;

(vii) provides for the assumption or retention of any material environmental Liability of any Person other than in connection with the sale of inventory in the Ordinary Course;

(viii) provides for the acquisition or disposition of any business or any material asset by any member of the Company Group (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which any member of the Company Group has any ongoing obligation (including for deferred purchase price obligations, earn-out obligations, indemnification obligations and other contingent liabilities), excluding, for the avoidance of doubt, any Contracts relating to the acquisition or disposition of inventory in the Ordinary Course;

(ix) obligates any member of the Company Group to make any loans, advances or capital contributions to, or investments in, any Person in an amount in excess of five million Brazilian Reais (R$5,000,000) (other than advances to Business Employees for business expenses in the Ordinary Course or transactions with customers on credit in the Ordinary Course);

(x) is a broker, distributor, dealer or agency Contract that is material to the Company Group, taken as a whole;

(xi) is a joint venture, partnership or similar Contract, other than immaterial Contracts that do not relate to the ownership of equity interests in any Person;

(xii) is with any present or former director, officer or employee of any member of the Company Group or any Company Joint Venture, other than any Employee Plan, confidentiality agreement, invention assignment agreement, non-competition agreement in favor of any member of the Company Group or indemnification agreement with directors and officers of any member of the Company Group;

(xiii) (A) constitutes a Related Party Contract and requires aggregate payments to or from any member of the Company Group in an amount in excess of one million Brazilian Reais (R$1,000,000) in any twelve (12) month period or (B) constitutes a Shared Contract and requires aggregate payments on behalf of the Company Group or the Business to or from any Third Party in an amount in excess of twenty-five million Brazilian Reais (R$25,000,000) in any twelve (12) month period;

(xiv) is a license of Intellectual Property material to the Business (excluding, in each case, licenses for commercial off-the-shelf computer software and non-exclusive licenses granted by any member of the Company Group in the Ordinary Course);

(xv) limits the incurrence of Indebtedness or the declaration or payment of dividends or other distributions by any member of the Company Group or otherwise imposes an Encumbrance (other than Permitted Encumbrances), or restricts the granting of Encumbrances (other than Permitted Encumbrances), on any material property or asset of any member of the Company Group;

(xvi) is not otherwise a Material Contract but is material to the operations of the Company Group, whether or not it is material in terms of expenditure or revenue expectations, and was not entered into in the Ordinary Course;

(xvii) provides for Indebtedness for borrowed money in an amount in excess of twenty-five million Brazilian Reais (R$25,000,000) (other than Indebtedness owed by HoldCo, the Company or a member of the Company Group that is wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers to HoldCo, the Company or a member of the Company Group that is wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers); or

(xviii) any agreement to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 3.15.

(b) Copies of all written Material Contracts (and all amendments thereto) that, except for de minimis exceptions, are correct and complete in all respects and written descriptions of the material terms of all oral Material Contracts (in each case, to the extent permitted by applicable Antitrust Laws and subject to redactions of competitively-sensitive information), including all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof, have been made available to Buyer. As of the date hereof, each Material Contract is in full force and effect and, assuming each such Material Contract is binding and enforceable against the other parties thereto, is the valid and binding obligation of the relevant member of the Company Group and enforceable against the relevant member of the Company Group in accordance with its terms, except as enforceability may be limited by the Enforceability Limitations. None of the members of the Company Group nor, to the Sellers’ Knowledge, any other party to any Material Contract, is in material breach thereof, or in default thereunder, and none of the members of the Company Group has provided or received, during the six (6) months prior to the date hereof, any written or, to the Sellers’ Knowledge, oral, notice of any breach of or default under any Material Contract, in each case, which breach or default, if not cured, is reasonably expected to result in the imposition of Liability material to the Company Group, taken as a whole, or the termination of such Material Contract. None of the Sellers has received, during the six (6) months prior to the date hereof, any notice or claim of default under any Material Contract or any notice of an intention to terminate, or challenge the validity or enforceability of, any such Material Contract from a counterparty thereto.

(c) None of the Sellers nor any member of the Company Group has given any power of attorney or other authority (whether express or implied or as agent or otherwise), which is in force to any Person to enter into any Contract or do anything on behalf of any member of the Company Group other than (i) any authority of the officers of the Company Group and the Business Employees to enter into routine trading Contracts in the Ordinary Course, (ii) any power or other authority of attorneys-in-fact representing any member of the Company Group in any Action or investigation or before any Governmental Authority or public registry or (iii) any power or other authority that shall be terminated prior to the Closing.

3.16 Environmental Matters.

Except as set forth on Section 3.16 of the Sellers Disclosure Schedules or for matters that have not had, or do not constitute, a Company Material Adverse Effect:

(a) The Company Group and each of the properties of the Business are in compliance with all, and have not violated any, applicable Environmental Laws.

(b) (i) Since January 1, 2011, and, to the Sellers’ Knowledge, prior thereto, none of the Business or any member of the Company Group, and no Person for whose conduct the Business or the Company Group may be held responsible, has Released any Hazardous Materials, and (ii) to the Sellers’ Knowledge, no Hazardous Materials are otherwise present, at any location for which the Business or the Company Group may be liable, including, for the avoidance of doubt, any current or former assets or properties of the Company Group or any other location where any Hazardous Materials were generated, treated, stored, handled, transferred, transported, disposed, deposited, used or processed relating to the Business or the Company Group, which Release or presence has resulted in or would reasonably be expected to result in any Liability to or other obligations of, or interfere with any operations of, the Business or the Company Group.

(c) None of the Business, the members of the Company Group or, to the Sellers’ Knowledge, any Person for whose conduct the Business or Company Group may be liable: (i) has, prior to the date hereof, entered into or been subject to any consent decree, compliance order, civil or administrative order, instrument of adjustment of conduct (Termo de Ajustamento de Conduta) or similar agreement with any Governmental Authority or other Third Party, pursuant to any Environmental Laws or regarding any Hazardous Materials, excluding any such order, decree or agreement that has been fully resolved with no present or future Liability on behalf of the Company Group or the Business; (ii) has, since January 1, 2011 and to the date hereof, and, to the Sellers’ Knowledge, prior to January 1, 2011, received any written request for information, notice, demand letter, administrative inquiry or formal complaint or claim under any Environmental Laws or regarding any Hazardous Materials, excluding any such matter that has been fully resolved with no present or future Liability on behalf of the Company Group or the Business; or (iii) is, as of the date hereof, subject to any pending or, to the Sellers’ Knowledge, threatened Action pursuant to Environmental Laws or regarding any Hazardous Materials.

(d) The Sellers have made available to Buyer all written reports or similar documents regarding any environmental, health or safety assessments, audits, investigations and any sampling, monitoring, remediation and similar matters, relating to any member of the Company Group or the Business which are in the possession or control of the Sellers or their Affiliates (including the Company Group), including any such documents relating to any Release or presence of, or exposure to, any Hazardous Materials, that could reasonably be expected to be material to the Company Group or the Business.

3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Sellers Disclosure Schedules sets forth a true and complete list, as of the date hereof, of each Employee Plan. An “Employee Plan” shall mean each material benefit plan, scheme, contract, program, policy, arrangement or agreement, maintained, sponsored or contributed to by any member of the Company Group or that any member of the Company Group is a party to and in respect of which any current or former Business Employee has any present or future right to benefits, including each employment, health, welfare, incentive, incentive compensation, deferred compensation, equity or equity-based, insurance arrangement, perquisite, disability, severance, vacation, termination, savings, profit sharing, pension, superannuation funds, pension scheme, retirement, retention and fringe benefit plan, program, contract, policy, arrangement or agreement. The Sellers have made available to Buyer a complete and correct copy of each Employee Plan and the written rules and other documentation relating to the Employee Plans (including, with respect to any pension plan, the actuarial report for the most recently completed fiscal or plan year, if any), if any, and complete and correct copies of any material communications since January 1, 2013 with any Governmental Authority in respect thereof.

(b) Except as have not had, or do not constitute, a Company Material Adverse Effect: (i) all Employee Plans comply and have been operated in accordance with their terms and the requirements of applicable Law; (ii) as of the date hereof, there are no Actions (other than routine claims for benefits) pending or, to the Sellers’ Knowledge, threatened, involving any Employee Plan; (iii) as of the date hereof, no Employee Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by any Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Sellers’ Knowledge, threatened; and (iv) each Employee Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities.

(c) Except as set forth on Section 3.17(c) of the Sellers Disclosure Schedules or as required by applicable Law, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event): (i) entitle any Business Employee to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any current or former Business Employee or (iii) trigger any funding obligation under any Employee Plan or impose any restrictions or limitations on the Sellers’ or the Company Group’s rights to amend, merge or terminate any Employee Plan.

(d) Prior to the date hereof, the Sellers have delivered to Buyer a true and complete list, as of the date hereof, of the Business Employees participating in the pension plans that are part of the Employee Plans, detailing, as applicable, the benefits being received by the Business Employees and the Company Group, in each case as of the date hereof. Except as disclosed in such list or on Section 3.17(d) of the Sellers Disclosure Schedule, all pension plans that are part of the Employee Plans have sufficient funds to cover all Liabilities and benefits under the applicable pension plan and no pension plan that is an Employee Plan is in deficit.

3.18 Employee and Labor Matters.

(a) Except as set forth on Section 3.18(a) of the Sellers Disclosure Schedules, none of the Sellers or any member of the Company Group is obligated or has agreed to increase or vary, after the date of this Agreement, the salary, fee, pension benefits, bonus, commission or other remuneration or benefits (whether in cash or in kind) payable to the Business Employees.

(b) Except as set forth on Section 3.18(b) of the Sellers Disclosure Schedules, (i) all Business Employees are represented by a labor union, works council or other employee representative group, and (ii) neither the Sellers nor any member of the Company Group is party to or bound by a collective bargaining or similar Contract with any union, works council or other representative of any of the Business Employees, and there are no such agreements currently being negotiated. The Sellers have provided to Buyer complete and accurate copies of each collective bargaining or similar Contract listed on Section 3.18(b) of the Sellers Disclosure Schedules. To the Sellers’ Knowledge, as of the date hereof, no union organizing activities directed at or involving the Sellers or any member of the Company Group are pending or threatened with respect to any Business Employees.

(c) Except as set forth on Section 3.18(c) of the Sellers Disclosure Schedules, the Sellers and the Company Group are and, since January 1, 2013, have been, in compliance with all applicable Laws regarding employment and employment practices in respect of Business Employees, including any and all such Laws relating to terms and conditions of employment, wages and hours, plant closings and mass layoffs, occupational safety and health, collection and payment of withholding and/or social security Taxes and any similar Tax, labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance and workers’ compensation, and are not engaged, nor have they engaged, in any unfair labor practices in respect of Business Employees, except where the failure to be so in compliance with such applicable Laws regarding employment and employment practices does not constitute a Company Material Adverse Effect.

(d) Except as set forth on Section 3.18(d) of the Sellers Disclosure Schedules, neither the Sellers nor any member of the Company Group has had, in respect of any Business Employees, (i) except as has not had, or does not constitute, a Company Material Adverse Effect, since January 1, 2013 and prior to the date hereof, any unfair labor practice or employment discrimination charges or complaints or other labor grievances or labor or employment-related administrative proceedings or arbitrations, pending or, to the Sellers’ Knowledge, threatened against it, before any Governmental Authority or state or local agency responsible for the investigation or prevention of unlawful labor or employment practices or failure to pay wages; (ii) since January 1, 2013 and prior to the date hereof, a pending or threatened labor strike, slowdown, walk-out, lockout or work stoppage; or (iii) since January 1, 2013, mass layoffs or plant closing.

(e) Each Business Employee hired after January 1, 2013 who requires permission to work in the country in which such Business Employee works has current and appropriate permission and the necessary documentary evidence to work in that country in accordance with applicable Laws. No Business Employee performs services in any jurisdiction other than Brazil, Peru, Argentina, Canada or Singapore.

(f) As of the date hereof, except as set forth on Section 3.18(f) of the Sellers Disclosure Schedules, neither the Sellers nor any member of the Company Group has received written notice (which has not yet expired) of any intention of any Key Employee to terminate his or her employment or provision of services whether as a consequence of the transactions contemplated under this Agreement or otherwise.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Sellers Disclosure Schedules sets forth all current Registered Intellectual Property of which the members of the Company Group are the record owners assuming the Restructuring has been completed in accordance with Section 5.15 (such Registered Intellectual Property, the “Listed Intellectual Property”). The Listed Intellectual Property is unexpired, and to the Sellers’ Knowledge, valid and enforceable.

(b) The operation of the Business as currently conducted by the Company Group does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person in any jurisdiction (provided, however, that, with respect to Patents, the foregoing representation is being made to the Sellers’ Knowledge), except as has not had, or does not constitute, a Company Material Adverse Effect. Except as set forth on Section 3.19(b) of the Sellers Disclosure Schedules, as of the date hereof, there is no material unresolved Action of any nature (including cease and desist letters and invitations to take a patent license), currently pending or, to the Sellers’ Knowledge, threatened, alleging unauthorized use, disclosure, infringement, misappropriation or other violation by any member of the Company Group of any Intellectual Property of any other Person.

(c) No member of the Company Group has entered into any arrangements or agreements granting exclusive rights in the Intellectual Property owned by the Company Group to any Person. To the Sellers’ Knowledge, there is no infringement or other material unauthorized use of any of the material Intellectual Property owned by the Company Group. Except as set forth on Section 3.19(c) of the Sellers Disclosure Schedules, as of the date hereof, there are no pending, settled, or to the Sellers’ Knowledge, threatened material unresolved Actions of any nature affecting the Intellectual Property owned by the Company Group (excluding any prosecution or other similar activities in the Ordinary Course). As of the date hereof, neither the Sellers nor the Company Group have brought any Action or asserted any claim against any Person or entity for infringing upon, misappropriating or otherwise coming into conflict with any of the material Intellectual Property owned by the Company Group, and no material Intellectual Property owned by the Company Group is subject to any judgment, decree or order of any Governmental Authority.

(d) The Company Group owns exclusively all right, title and interest in and to the Listed Intellectual Property, free and clear of Encumbrances (other than Permitted Encumbrances), except as set forth on Section 3.19(d) of the Sellers Disclosure Schedules.

(e) Except as has not had, or does not constitute, a Company Material Adverse Effect, the Sellers (with respect to the Business) and the Company Group have (i) taken commercially reasonable steps to protect and maintain (x) their confidential information and trade secrets; and (y) the security, operation and integrity of their material systems and software, and there have been no material breaches, interruptions or violations of same (actual or attempted); and (ii) complied with all consumer-facing privacy policies or terms of use relating to the collection, storage or use of personally identifiable information or websites by or on behalf of the Company Group.

3.20 No Company Material Adverse Effect. Except for the transactions contemplated by this Agreement and as set forth on Section 3.20 of the Sellers Disclosure Schedules, since the Company Balance Sheet Date through the date of this Agreement (a) there has not occurred a Company Material Adverse Effect and (b) the Sellers and the Company Group have conducted the Business in the Ordinary Course in all material respects and have not taken any action that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s prior written consent, would constitute a breach of subsections (d), (g), (j), (k), (l), (n), (o), (p), (s), (t), (u) or (v) of Section 5.02.

3.21 Absence of Undisclosed Liabilities. Except as set forth on Section 3.21 of the Sellers Disclosure Schedules, there are no Liabilities of any member of the Company Group required to be reflected on (or disclosed in the notes to) a balance sheet of such member of the Company Group prepared in accordance with BR GAAP or the accounting principles and standards applicable to such member other than Liabilities which (a) are adequately reflected or reserved against in the Financial Statements (or the notes thereto) or the Carve-Out Financial Statements, (b) have been incurred in the Ordinary Course since the Company Balance Sheet Date, (c) have not had or would not, individually or in the aggregate, be reasonably expected to be material to the Company Group (taken as a whole) or (d) arise out of or in connection with this Agreement or the transactions contemplated hereby.

3.22 Suppliers and Customers.

(a) Section 3.22(a) of the Sellers Disclosure Schedules sets forth (i) each supplier to whom the Company Group has paid consideration for goods or services rendered in an amount greater than or equal to twenty-five million Brazilian Reais (R$25,000,000) during the period between January 1, 2016 and August 31, 2016 (collectively, the “Material Suppliers”); and (ii) the aggregate amount of purchases from all Material Suppliers during such period. During the six (6) month period prior to the date hereof, to the Sellers’ Knowledge, none of the Material Suppliers has notified the Sellers or any of their respective Affiliates (including the Company Group) that it is cancelling or terminating (or intends to cancel or terminate), or materially reducing (or intends to materially reduce), its relationship with the Company Group.

(b) Section 3.22(b) of the Sellers Disclosure Schedules sets forth (i) each customer from whom the Company Group has received payment for goods or services rendered in an amount greater than or equal to twenty-five million Brazilian Reais (R$25,000,000) during the period between January 1, 2016 and August 31, 2016 (collectively, the “Material Customers”); and (ii) the aggregate amount of purchases by all Material Customers during such period. During the six (6)-month period prior to the date hereof, to the Sellers’ Knowledge, none of the Material Customers has notified the Sellers or any of their respective Affiliates (including the Company Group) that it is cancelling or terminating (or intends to cancel or terminate), or materially reducing (or intends to materially reduce), its relationship with the Company Group.

3.23 Anti-Bribery/Sanctions Compliance.

(a) Since November 30, 2011, in connection with the Company Group, none of (i) the Selling Entities or (ii) to the Sellers’ Knowledge, any member of the Company Group or any of their or the Business’s directors, officers, employees or agents (each, a “Company Representative”) has taken any action in violation of the U.S. Foreign Corrupt Practices Act (the “FCPA”), or made a material violation of the Anti-Corruption Law of Brazil (Law No. 12,846/2013) (the “Brazilian Anti-Corruption Law”) or any other applicable anti-corruption or anti-bribery Law (collectively, with the FCPA and the Brazilian Anti-Corruption Law, the “Anti-Corruption Laws”).

(b) Without limiting the foregoing, since November 30, 2011, in connection with the Business, neither the Company Group nor, to the Sellers’ Knowledge and in connection with the Business, any Company Representative has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee, or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (a “Government Official”) or to any Person under circumstances where the Sellers, their respective Affiliates (including the Company Group) or Company Representatives knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case, for the material, unlawful corrupt purpose of (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to perform or omit to perform any activity related to his or her legal duties; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Sellers, their respective Affiliates (including the Company Group) or any Company Representatives in obtaining or retaining business for or with, or in directing business to, the Company Group, the Company Joint Ventures or any other Person, excluding in each of the preceding cases, (A) any lawful facilitating or expediting payment to a Government Official the purpose of which is to expedite or to secure the performance of a “routine governmental action,” as that term is defined in the FCPA, by a Government Official or political party or (B) any lawful reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a Government Official or political party that was directly related to (1) the promotion, demonstration, or explanation of products or services; or (2) the execution or performance of a contract with a foreign government or agency thereof. For the avoidance of doubt, nothing in this Section 3.23(b) shall be interpreted in a manner inconsistent with the scope of the representations and warranties made in Section 3.23(a).

(c) To the Sellers’ Knowledge, during the five (5) years prior to the date hereof, in connection with the Business, (i) no Company Representative is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under the Anti-Corruption Laws, and (ii) no such investigation, inquiry or proceedings have been threatened or are pending.

(d) None of the Sellers, any member of the Company Group, any Company Joint Venture, or any of the directors or officers of the Sellers or any member of the Company Group is a Person that is the subject or target of economic sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (including the designation as a “Specially Designated National or Blocked Person” thereunder), Her Majesty’s Treasury, the European Union and the Bureau of Industry Security of the U.S. Department of Commerce, and any sanctions measures under the U.S. International Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. Iran Sanctions Act, the U.S. Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, and the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, the U.S. National Defense Authorization Act of 2012 and the U.S. National Defense Authorization Act of 2013, all as amended, and any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder (collectively, “Sanctions”), nor are any of the foregoing designated as a Specially Designated National or Blocked Person by OFAC. Since November 30, 2011, in connection with the Business, no member of the Company Group has made a material violation of applicable Sanctions.

(e) None of the Sellers, any member of the Company Group or any Company Joint Venture, is located, organized or resident in any country or territory that is, or whose government is, the subject or target of Sanctions that broadly restrict or prohibit trade, investment or other dealings with such country, territory or government (currently, Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

(f) The Company Group has been and is in compliance with all applicable antitrust and/or export controls Laws in all material respects. To the Sellers’ Knowledge, none of the Sellers or any member of the Company Group has received any notice from any Governmental Authority of noncompliance with any such applicable antitrust and/or export controls Laws with respect to the Business.

3.24 Insurance. Section 3.24 of the Sellers Disclosure Schedules sets forth all material insurance policies held by the Sellers or their respective Affiliates (including the Company Group but excluding, for the avoidance of doubt, the Company Joint Ventures) that relate to the Business as of the date hereof (the “Insurance Policies”). Copies of each Insurance Policy that, except for de minimis exceptions, are complete and correct in all respects, have been made available to Buyer prior to the date hereof. Except, in each case, as has not had, or does not constitute, a Company Material Adverse Effect, (a) as of the date hereof, all of the Insurance Policies held by the Company Group are in full force and effect, subject to no Encumbrances (other than Permitted Encumbrances), (b) all premiums due under the Insurance Policies have been paid in full, (c) the Company Group has complied in all respects with the provisions of such policies, (d) as of the date hereof, no member of the Company Group has received written notice of cancellation of or intent to cancel any of the Insurance Policies and (e) as of the date hereof, no member of the Company Group has received any written notice from any insurer under any of the Insurance Policies reserving or denying any rights with respect to a claim that is pending as of the date hereof.

3.25 Landco; Rural Properties. Each of Brazil Landco and Argentina Landco is, or will at the Closing be, an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Prior to the completion of the applicable Rural Property Restructuring, each of Brazil Landco and Argentina Landco has had no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements. Parent or one or more of its direct or indirect wholly-owned Subsidiaries is, or will at the Closing be, the record, legal and beneficial owner of, and hold, or will at the Closing hold, good, valid and marketable title to, fifty-one percent (51%) of the issued and outstanding capital stock of each of Brazil Landco and Argentina Landco. At the Closing and upon completion of the applicable Rural Property Restructuring, the Company or another member of the Company Group will be the record, legal and beneficial owner of, and hold good, valid and marketable title to, forty-nine percent (49%) of the issued and outstanding capital stock of each of Brazil Landco and Argentina Landco. Except as set forth on Section 3.25 of the Sellers Disclosure Schedules and for the Brazilian Surface Rights Deed and the Argentine usufruct deed described in Section 5.15 of the Sellers Disclosure Schedules, the Rural Properties are not, or will not at the Closing be, subject to any Encumbrances other than any Permitted Encumbrances. Upon completion of each of the Rural Property Restructuring, each of Brazil Landco and Argentina Landco will hold good, valid and marketable title (or the local legal equivalent thereto) to each parcel of Rural Property in Brazil and each parcel of Rural Property in Argentina, respectively, and has not, and will not at the Closing have, leased or otherwise granted to any Person any right to use or occupy such Rural Property or any portion thereof (other than for the benefit of Buyer, the Company Group and the Business pursuant to the Brazil Surface Rights Deed and the Argentine usufruct deed described in Section 5.15 of the Sellers Disclosure Schedules and other than any Permitted Encumbrances).

3.26 Securities Matters. The Buyer Shares are being acquired by the Sellers for their own account and not with a view to, or for the offer or sale in connection with, any public distribution or sale, within the meaning of the Securities Act, of the Buyer Shares or any interest therein. The Sellers have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of their investment in the Buyer Shares, and the Sellers are capable of bearing the economic risks of such investment, including a complete loss of their investment in the Buyer Shares. The Sellers acknowledge that the Buyer Shares have not been registered under the Securities Act or any state securities Laws and understand and agree that they may not sell or dispose of any of the Buyer Shares, except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

3.27 No Other Representations and Warranties.

(a) The Sellers have conducted their own independent investigation, review and analysis of, and reached their own independent conclusions regarding, the business, operations, assets, condition (financial or otherwise) and prospects of Buyer, its

Subsidiaries or their respective businesses. The Sellers acknowledge that they and their representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to Buyer, its Subsidiaries or their respective businesses for such purpose. In entering into this Agreement, the Sellers acknowledge that they have relied solely upon their own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to Buyer, any Subsidiary of Buyer or any of their respective businesses except for the representations and warranties expressly set forth in Article IV (and, with respect to such representations and warranties, subject to any limitations included in this Agreement).

(b) The Sellers acknowledge and agree that except for the representations and warranties contained in Article IV, (i) none of Buyer or any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to Buyer, its Subsidiaries or their respective businesses, including any representation or warranty as to (A) value, merchantability or fitness for a particular use or purpose or for ordinary purposes, (B) the operation or probable success or profitability of Buyer, its Subsidiaries or their respective businesses following the Closing or (C) the accuracy or completeness of any information regarding Buyer, its Subsidiaries or their respective businesses made available to the Sellers and their respective representatives in connection with this Agreement or their investigation of Buyer, its Subsidiaries or their respective businesses (including any estimates, forecasts, budgets, projections or other financial information with respect to Buyer, its Subsidiaries or their respective businesses), and (ii) the Sellers will have no right or remedy (and Buyer will have no liability whatsoever) arising out of, and the Sellers expressly disclaim any reliance upon, any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to Buyer, any of its Subsidiaries or any of their respective businesses, including in any information regarding Buyer, its Subsidiaries or their respective businesses made available to the Sellers and its representatives in connection with this Agreement or their investigation of Buyer, its Subsidiaries or their respective businesses (including any estimates, forecasts, budgets, projections or other financial information with respect to Buyer, its Subsidiaries or their respective businesses), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as (i) disclosed in the Buyer SEC Documents filed prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or (ii) set forth in the correspondingly numbered Sections of the Buyer Disclosure Schedules accompanying this Agreement (the “Buyer Disclosure Schedules”) (provided, however, that disclosure of any fact or item in the Buyer

Disclosure Schedules shall, should the existence of such fact or item be relevant to any other Section of this Article IV, be deemed disclosed with respect to such other Section of this Article IV, but only to the extent that such relevance is reasonably apparent on the face of such disclosure), Buyer represents and warrants to the Sellers as follows:

4.01 Existence and Good Standing.

(a) Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, lease and operate its assets (including the Buyer Shares), rights and properties and to conduct its business as it is presently conducted and is duly qualified to transact business, is duly licensed and, where applicable, is in good standing in each jurisdiction in which the assets, rights and properties owned, leased or operated by it or in which the conduct of its business makes such licensing or qualification necessary, except where the failure to have such power and authority or be so licensed, qualified or, where applicable, in good standing does not constitute a Buyer Material Adverse Effect.

(b) Each of Buyer’s Subsidiaries is an entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and, where applicable, in good standing does not constitute a Buyer Material Adverse Effect. Each of Buyer’s Subsidiaries has all requisite power and authority to own, lease and operate its assets, rights and properties and conduct its business as it is presently conducted and is duly qualified to transact business, is duly licensed and, where applicable, is in good standing in each jurisdiction in which the assets, rights and properties owned, leased or operated by it or in which the conduct of its business makes such licensing or qualification necessary, except where the failure to have such power or authority or be so licensed, qualified or, where applicable, in good standing does not constitute a Buyer Material Adverse Effect.

(c) Buyer has made available to the Sellers complete and correct copies of its Governing Documents (including all amendments, modifications and other changes thereto) that, except for de minimis exceptions, are complete and correct in all respects, in each case, as in effect on the date hereof.

(d) Buyer and each of its Subsidiaries is solvent under the Laws of its jurisdiction of organization and is able to pay its Indebtedness as it becomes due.

4.02 Due Authorization. Buyer has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby (including the Restructuring) have been duly and validly authorized by all requisite corporate action on the part of Buyer (including on the part of its board of directors), and no other corporate actions or proceedings on the part of

Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement, the Ancillary Agreements to which it is a party or the transactions contemplated hereby or thereby. Buyer has duly and validly executed and delivered this Agreement and, prior to or at the Closing, Buyer will have duly and validly executed and delivered the Ancillary Agreements to which it is a party. This Agreement constitutes, and upon execution and delivery thereof the Ancillary Agreements to which Buyer is a party will constitute, assuming due execution and delivery hereof and thereof by all other parties hereto and thereto, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as may be limited by the Enforceability Limitations. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies to Buyer with respect to this Agreement or the transactions contemplated hereby.

4.03 Governmental Consents. Except as set forth on Section 4.03 of the Buyer Disclosure Schedules, no Governmental Consent is required in connection with the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party, or the consummation of the transactions contemplated hereby or thereby (including the Restructuring), in each case, except for (i) those under the HSR Act and any other applicable Antitrust Law, and (ii) those which if not obtained or made do not constitute a Buyer Material Adverse Effect.

4.04 Capitalization of Buyer and Buyer Subsidiaries.

(a) The authorized capital stock of Buyer consists of (i) 15,000,000 shares of preferred stock, par value $0.01 per share (the “Buyer Preferred Stock”) and (ii) 1,000,000,000 shares of common stock, par value $0.01 per share (the “Buyer Common Stock” and, together with the Buyer Preferred Stock, the “Buyer Capital Stock”). At the close of business on December 15, 2016, (i) no Buyer Preferred Stock was issued and outstanding, (ii) 350,238,549 shares of Buyer Common Stock were issued and outstanding and (iii) 27,971,499 shares of Buyer Common Stock were reserved and available for issuance pursuant to the Buyer Stock Plans in respect of awards outstanding or available for issuance under the Buyer Stock Plans, of which 2,581,591 shares are underlying outstanding stock options and stock appreciation rights, no shares are underlying outstanding awards of restricted stock and 3,226,830 shares are underlying other equity-based awards whether settled in cash or shares. Except as set forth in this Section 4.04(a), at the close of business on December 15, 2016, no shares of capital stock or other equity interests of Buyer were issued, reserved for issuance or outstanding. From the close of business on December 15, 2016 to the date of this Agreement, there have been no issuances by Buyer of shares of capital stock or other equity interests of Buyer other than the issuance of Buyer Common Stock in settlement of outstanding awards under the Buyer Stock Plans.

(b) All of the issued and outstanding shares of Buyer Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with applicable Law and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights. The Buyer Shares will be, when issued pursuant to this Agreement, duly authorized and validly issued, fully paid and non-assessable, issued in compliance with applicable Law and not issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights and will be free and clear of any Encumbrances.

(c) Except as set forth on Section 4.04(c) of the Buyer Disclosure Schedules, there are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance, redemption or voting of any shares of Buyer Capital Stock, or any securities or other instruments convertible into, exchangeable for, evidencing the right to purchase, or otherwise requiring Buyer to make a payment or otherwise provide value or benefits in respect of the value of, any shares of Buyer Capital Stock. Except as set forth on Section 4.04(c) of the Buyer Disclosure Schedules, there are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which Buyer is a party or by which it is bound with respect to the voting, transfer or other disposition of any of the shares of Buyer Capital Stock. There are no outstanding bonds, debentures, notes or other Indebtedness of Buyer or any of its Subsidiaries having the right to vote (or convertible into, exchangeable into, or exercisable for, securities having the right to vote) on any matters on which the holders of shares of Buyer Capital Stock or other equity interests of Buyer may vote. Neither Buyer nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Buyer.

(d) All of the issued and outstanding shares of capital stock or other equity interests of each of Buyer’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with applicable Law and have not been issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights. Except as set forth on Section 4.04(d) of the Buyer Disclosure Schedules, there are no agreements, options, warrants, calls, rights or other instruments or agreements relating to the sale, issuance, redemption or voting of any shares of capital stock or other equity interests of any of Buyer’s Subsidiaries, or any securities or other instruments convertible into, exchangeable for, evidencing the right to purchase, or otherwise requiring any of Buyer’s Subsidiaries to make a payment or otherwise provide value or benefits in respect of the value of, any shares of capital stock or other equity interests of such Subsidiary. Except as set forth on Section 4.04(d) of the Buyer Disclosure Schedules, there are no stockholders’ agreements or voting trusts, proxies or other agreements or understandings to which any of Buyer’s Subsidiaries is a party or by which it is bound with respect to the voting, transfer or other disposition of any of the shares of capital stock or voting securities of, or other equity interests in, such Subsidiary. There are no outstanding bonds, debentures, notes or other Indebtedness of Buyer or any of any of Buyer’s Subsidiaries having the right to vote (or convertible into, exchangeable into, or exercisable for, securities having the right to vote) on any matters on which the holders of any shares of capital stock or other equity interests of such Subsidiary may vote.

(e) Upon the delivery of the Buyer Shares by Buyer to the Sellers in the manner contemplated by Section 2.05 and the delivery of the HoldCo Shares, the Shares and the Subsidiary Shares to Buyer pursuant to Article II and Article IX, Buyer will issue to the Sellers, and the Sellers will acquire, record and legal ownership of, and have good, valid and marketable title to, the Buyer Shares free and clear of any Encumbrances.

4.05 Absence of Conflicts. Neither the execution and delivery by Buyer of this Agreement or any of the Ancillary Agreements to which Buyer is a party, nor the consummation by Buyer of the transactions contemplated hereby or thereby (including the Restructuring), will (a) violate or result in the breach of the Governing Documents of Buyer or any of its Subsidiaries; (b) violate or result in the breach of any Law, judgment, decree or order of any Governmental Authority to which Buyer or any of its Subsidiaries or any of their respective assets, rights or properties is subject or by which it is bound; (c) violate, result in the breach of, constitute a default (or create an event which, with notice or lapse of time or both, would constitute a default under), result in the acceleration, termination or maturity of, create in any party the right to accelerate, terminate, modify, amend or cancel, require any consent of, or notice to, any Person (other than any Governmental Authority) pursuant to, or result in the loss of a benefit or increase in any fee, Liability or other obligation under, any material Contract binding upon Buyer or any of its Subsidiaries or any of its assets, rights or properties; or (d) (with or without notice or lapse of time) result in the creation or imposition of any Encumbrances (other than Permitted Encumbrances) upon or with respect to the business of Buyer and its Subsidiaries or any of their assets, rights or properties, except, in the case of clauses (b), (c) and (d), as has not had, or does not constitute, a Buyer Material Adverse Effect (it being agreed that, for purposes of this Section 4.05, effects resulting from or arising in connection with the events set forth in clause (A) of the definition of “Buyer Material Adverse Effect” will not be excluded in determining whether a Buyer Material Adverse Effect has occurred).

4.06 Litigation.

(a) Except for those matters set forth on Section 4.06(a) of the Buyer Disclosure Schedules, as of the date hereof, there is no Action pending or, to the Buyer’s Knowledge, threatened against Buyer or any of its Subsidiaries by or before any Governmental Authority or by or on behalf of any other Third Party, which, if adversely determined, would constitute a Buyer Material Adverse Effect.

(b) Except for those matters set forth on Section 4.06(b) of the Buyer Disclosure Schedules, as of the date hereof, none of Buyer or any of its Subsidiaries is subject to, and to Buyer’s Knowledge there is not threatened, any order, judgment or decree of any Governmental Authority in respect of the business or any of the assets, rights or properties of Buyer or its Subsidiaries, except for those that have not had, or do not constitute, a Buyer Material Adverse Effect.

4.07 Compliance with Laws. Buyer and each of its Subsidiaries have, since January 1, 2013, conducted their respective businesses in all material respects in compliance with all applicable Laws. Since January 1, 2013 and prior to the date of this Agreement, none of Buyer or any of its Subsidiaries has received any written or, to Buyer’s Knowledge, oral notice from any Governmental Authority (a) alleging any material violation of any such Law, which violation has not been cured in all material respects or (b) requiring Buyer or any of its Subsidiaries or its respective representatives to take or omit to take any action with respect to their respective businesses in order to cure or prevent a material violation of any such Law.

4.08 SEC Documents; Undisclosed Liabilities.

(a) Buyer has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) of Buyer required to be furnished to, or filed with, the SEC since January 1, 2015 (such documents, together with any documents filed with the SEC during such period by Buyer on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Buyer SEC Documents”).

(b) Each Buyer SEC Document (i) at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Buyer SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Buyer relating to the Buyer SEC Documents, and none of the Buyer SEC Documents is, to the Buyer’s Knowledge, the subject of ongoing SEC review. Each of the consolidated financial statements of Buyer included or incorporated by reference in the Buyer SEC Documents (including the related notes and schedules) (x) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (z) fairly presented in all material respects the consolidated financial position of Buyer and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except as set forth on Section 4.08(c) of the Buyer Disclosure Schedules, there are no Liabilities of Buyer or any of its Subsidiaries required under GAAP to be reflected in (or disclosed in the notes to) Buyer’s consolidated balance sheet other than Liabilities which (a) are adequately reflected or reserved against in Buyer’s consolidated unaudited balance sheet as of September 30, 2016 (or the notes thereto) as included in the Buyer SEC Documents, (b) have been incurred in the Ordinary Course since September 30, 2016, (c) have not had or would not, individually or in the aggregate, be reasonably expected to be material to Buyer and its Subsidiaries (taken as a whole) or (d) arise out of or in connection with this Agreement or the transactions contemplated hereby.

(d) Each of the chief executive officer of Buyer and the chief financial officer of Buyer (or each former chief executive officer of Buyer and each former chief financial officer of Buyer, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Buyer SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” will have the meanings given to such terms in SOX. None of Buyer or any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Buyer maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Buyer’s properties or assets that could have a material effect on Buyer’s financial statements.

(f) Buyer is, and since January 1, 2013 has been, in compliance in all material respects with the applicable listing and corporate governance rules and requirements of the New York Stock Exchange.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Buyer are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Buyer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Buyer to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Buyer to make the certifications required under the Exchange Act with respect to such reports.

(h) Neither Buyer nor any of the Subsidiaries of Buyer is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Buyer and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Buyer or any of its Subsidiaries in Buyer’s or such Subsidiary’s published financial statements or other Buyer SEC Documents.

(i) Since January 1, 2015, none of Buyer, Buyer’s independent accountants, Buyer’s Board of Directors or the audit committee of Buyer’s Board of Directors has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of Buyer, (B) “material weakness” in the internal controls over financial reporting of Buyer or (C) fraud, whether or not material, that involves management or other employees of Buyer who have a significant role in the internal controls over financial reporting of Buyer. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement. As of the date hereof, there is no reason to believe that Buyer’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX in connection with the filing of Buyer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2016.

(j) No Subsidiary of Buyer is, nor has at any time since January 1, 2013, been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

4.09 Brokers. Buyer has not used any broker or finder in connection with the transactions contemplated hereby, and neither the Sellers nor any of their respective Affiliates (other than, following the Closing, the Company Group) has or shall have any Liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder’s fee or other commission of any Person retained by Buyer in connection with any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

4.10 Taxes.

(a) Except for matters that have not had, or do not constitute, a Buyer Material Adverse Effect and except to the extent reserved for in the most recent audited consolidated balance sheet of Buyer (or notes thereto), Buyer and its Subsidiaries have timely filed, or have caused to be timely filed, all Tax Returns required to be filed, all such Tax Returns are true, complete and accurate in all respects, and all amounts of Taxes shown to be due on such Tax Returns, or otherwise owed, have been or will be timely paid (other than Taxes that are being contested in good faith).

(b) To Buyer’s Knowledge, Buyer is not a “United States real property holding corporation” within the meaning of section 897(c)(2) of the Code and does not expect to become a “United States real property holding corporation” in the foreseeable future.

(c) Within the three (3) taxable years prior to the date hereof, Buyer and its Subsidiaries have not participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations, except as set forth on Section 4.10(c) of the Buyer Disclosure Schedules.

4.11 Buyer Environmental Matters. Except for matters that have not had or do not constitute, a Buyer Material Adverse Effect:

(a) Buyer and its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws; and

(b) (i) None of Buyer or its Subsidiaries has Released any Hazardous Materials, and (ii) to Buyer’s Knowledge, no Hazardous Materials are otherwise present, at any location for which it may be liable, including, for the avoidance of doubt, any current or former assets or properties of Buyer or its Subsidiaries or any other location where any Hazardous Materials were generated, treated, stored, handled, transferred, transported, disposed, deposited, used or processed from or by Buyer or its Subsidiaries, which Release or presence has resulted in, or would reasonably be expected to result in, any Liability to or other obligations of, or interfere with any operations of, Buyer or its Subsidiaries.

4.12 Financing. Buyer will, on the Closing Date, have available sufficient funds, directly or through one or more Affiliates, to pay the full Cash Purchase Price in cash as contemplated by, and on the terms and subject to the conditions set forth in, this Agreement and will have sufficient cash to pay all related fees and expenses of Buyer associated with the transactions contemplated hereby.

4.13 No Buyer Material Adverse Effect. Except for the transactions contemplated by this Agreement and as set forth on Section 4.13 of the Buyer Disclosure Schedules, since December 31, 2015 through the date of this Agreement, there has not occurred a Buyer Material Adverse Effect.

4.14 Securities Matters. The HoldCo Shares, the Shares and the Subsidiary Shares are being acquired by Buyer for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale, within the meaning of the Securities Act, of the HoldCo Shares, the Shares, the Subsidiary Shares or any interest therein. Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of their investment in the HoldCo Shares, the Shares and the Subsidiary Shares, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the HoldCo Shares, the Shares and the Subsidiary Shares. Buyer acknowledges that the HoldCo Shares, the Shares and the Subsidiary Shares have not been registered under the Securities Act or any state securities Laws, and understands and agrees that it may not sell or dispose of any of the HoldCo Shares, the Shares or the Subsidiary Shares, except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.

4.15 No Other Representations and Warranties.

(a) Buyer has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the business, operations, assets, condition (financial or otherwise) and prospects of the Company Group, the Company Joint Ventures and the Business. Buyer acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to the Company Group, the Company Joint Ventures and the Business for such purpose. In entering into this Agreement, Buyer acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to any Seller, any other Selling Entity, any member of the Company Group, any Company Joint Venture or any of their respective businesses (including the Business) except for the representations and warranties expressly set forth in Article III (and, with respect to such representations and warranties, subject to any limitations included in this Agreement).

(b) Buyer acknowledges and agrees that (i) except for the representations and warranties contained in Article III, neither any Seller, any other Selling Entity, any member of the Company Group, any Company Joint Ventures nor any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, made by, on behalf of or relating to any Seller, any other Selling Entity, any member of the Company Group, any Company Joint Venture or any of their respective businesses (including the Business), including any representation or warranty as to (A) value, merchantability or fitness for a particular use or purpose or for ordinary purposes, (B) the operation or probable success or profitability of the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business) following the Closing or (C) the accuracy or completeness of any information regarding the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business) made available to Buyer and its representatives in connection with this Agreement or their investigation of the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business) (including any estimates, forecasts, budgets, projections or other financial information with respect to the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business)), and (ii) Buyer will have no right or remedy (and the Sellers and their Affiliates will have no liability whatsoever) arising out of, and Buyer expressly disclaims any reliance upon, any representation, warranty or other statement (whether written or oral) made by, on behalf of or with respect to any Seller, any other Selling Entity, any member of the Company Group, the Company Joint Ventures or their respective businesses (including the Business), including in any information regarding the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business) made available to Buyer and its representatives in connection with this Agreement or their investigation of the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business) (including any estimates, forecasts, budgets, projections or other financial information with respect to the Sellers, the other Selling Entities, the Company Group, the Company Joint Ventures or their respective businesses (including the Business)), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article III.

ARTICLE V

COVENANTS

5.01 Conduct of Business of the Sellers. Except (i) as set forth on Section 5.01 of the Sellers Disclosure Schedules or Section 5.02 of the Sellers Disclosure Schedules, (ii) as

otherwise expressly permitted or required by this Agreement (including the Restructuring) or to the extent relating exclusively to the Cubatão Business, (iii) as otherwise required by applicable Law or (iv) as otherwise consented to by Buyer in writing (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the earlier of (x) the Closing and (y) the termination of this Agreement in accordance with Section 10.01 (the “Pre-Closing Period”), the Sellers shall cause each member of the Company Group to:

(a) Use its commercially reasonable efforts to preserve intact the Business and conduct the Business in the Ordinary Course in all material respects, including making the capital expenditures set forth in Section 5.01(a) of the Sellers Disclosure Schedules (the “CapEx Budget”) in the Ordinary Course and continuing to execute on the New Projects in the Ordinary Course in accordance with the Reports, in each case, in all material respects;

(b) Use commercially reasonable efforts, consistent with such Person’s current business practices, to preserve the goodwill of the Business and preserve such Person’s current relationships with its employees, customers, licensors, distributors and suppliers and any other Persons with which such Person has business relationships, in each case, in all material respects; and

(c) Use reasonable best efforts to conduct the Business in compliance, in all material respects, with all applicable Laws.

Notwithstanding anything to the contrary in this Agreement, (A) no action by any Seller or any member of the Company Group expressly permitted by any provision of Section 5.02 shall be deemed a breach of this Section 5.01 unless such action would constitute a breach of such provision in Section 5.02 and (B) the failure of any Seller or any member of the Company Group to take any action prohibited by Section 5.02 shall in no circumstances be deemed a breach of this Section 5.01.

5.02 Negative Covenants Relating to Conduct of the Business of the Sellers. Except (i) as set forth on Section 5.01 of the Sellers Disclosure Schedules or Section 5.02 of the Sellers Disclosure Schedules, (ii) as otherwise expressly permitted or required by this Agreement (including the Restructuring) or to the extent relating exclusively to the Cubatão Business, (iii) as otherwise required by applicable Law or (iv) as otherwise consented to by Buyer in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Sellers shall cause each member of the Company Group not to, and shall not cause any Company Joint Venture to:

(a) (i) Amend, modify or supplement such Person’s Governing Documents or (ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(b) Effect any recapitalization, reclassification or stock split or make any other similar changes in the capitalization or capital structure of such Person;

(c) Create any new Subsidiary;

(d) (i) Enter into or consummate any business combination with any other Person or (ii) make or agree to make any loans, advances or capital contributions to, or investments in, any Person or the securities of any Person, or agree to guarantee any loans, advance or capital contribution to, or investments in, any Person, other than (A) solely with respect to the matters in clause (ii), to the Company Joint Ventures, the Subsidiaries of the Company that are not wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers and customers of the Business, in each case, in the Ordinary Course or (B) transactions solely involving HoldCo, the Company and members of the Company Group that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers;

(e) Transfer, issue, sell or dispose of any shares of capital stock or other equity interests of such Person or grant options, warrants, calls, equity-based awards, phantom stock, profit participation or similar rights or securities convertible, exchangeable or exercisable into such equity interests or other rights to purchase or otherwise acquire shares of the capital stock or other equity interests of such Person, other than in transactions solely among HoldCo, the Company or members of the Company Group that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers (other than, unless the PRCVEA Call Option is not timely exercised in accordance with Section 5.18(a), any such transactions involving PRCVEA or the PRCVEA Shares other than issuances of shares of capital stock or other equity interests of PRC or VEA in connection with any capital contribution to, or investment in, PRC or VEA, in each case that would not be prohibited by Section 5.02(d));

(f) Redeem, purchase or otherwise acquire, indirectly or directly, any shares of capital stock or other equity interests of such Person or securities convertible, exchangeable or exercisable into such equity interests;

(g) Make, set aside, declare or pay any dividend or distribution in respect of the shares of capital stock or other equity interests of such Person, other than (x) dividends and distributions by such Person made solely to HoldCo, the Company or a member of the Company Group that is wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers or (y) any cash dividends in compliance with applicable Laws the payment date of which is prior to the Closing;

(h) Incur any Indebtedness, other than Indebtedness that is (A) less than fifty five million dollars ($55,000,000) in the aggregate and may be extinguished and repaid at any time or (B) pursuant to any agreement in effect as of the date hereof that has been disclosed to Buyer prior to the date hereof;

(i) Terminate or modify in any material respect its relationship with any Material Supplier or a Material Customer other than (x) if such relationship is terminated by such Material Supplier or Material Customer or upon the expiration of the Contract (in accordance with its terms) with such Material Supplier or Material Customer or (y) for such terminations or modifications that would not be adverse to the interests of any member of the Company Group;

(j) Make, change or revoke any material Tax election, adopt or change any material accounting method with respect to Taxes, enter into any material closing agreement, settle or compromise any material audit or proceeding with respect to Taxes, surrender any right to claim any material refund of Taxes or agree to any extension or waiver of statute of limitations with respect to any material Taxes, except, in each case, (x) in the Ordinary Course or (y) to the extent such action does not directly or indirectly increase the amount of any Taxes for which Buyer is liable under this Agreement;

(k) Change materially any method, practice or policy of accounting currently used by such Person, except to the extent required by applicable Law, BR GAAP or other applicable accounting principles;

(l) Except as may be required by applicable Law or any Employee Plan, (i) grant any severance, retention or termination pay to, or enter into or materially amend any severance, retention or employment agreement with any Business Employee; (ii) increase the compensation or benefits provided to any Business Employee other than annual monetary increases in base salary to any Business Employee that is not a Key Employee in the Ordinary Course; (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Business Employee; or (iv) establish, adopt, enter into or amend any Employee Plan;

(m) Except to the extent required by applicable Law, enter into, renew, materially amend or terminate any collective bargaining agreement or other Contract with any union or other representative of any Business Employee (other than such new Contracts and such renewals, amendments and terminations the terms and conditions of which are materially consistent with (i) the then-existing applicable local standards and norms of the industry in which such member of the Company Group operates or (ii) the then-existing terms and conditions of any collective bargaining agreement or other Contract with any union or other representative of any employee of the Sellers or their respective Affiliates (other than the Company Group));

(n) Effect or permit a plant closing, mass layoff or similar event;

(o) Purchase, lease or acquire the right to own, use or lease any property, right or assets for an amount in excess of twenty-five (25) million dollars ($25,000,000) in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases, leases and acquisitions of equipment, inventory or supplies in the Ordinary Course or that are accounted for in the CapEx Budget;

(p) Sell, abandon, encumber, lease, license (in each case, other than grants of Permitted Encumbrances) or transfer the right to own, use or lease any property, right or asset used in the Business (including any material Intellectual Property) as would result in aggregate consideration exceeding ten million dollars ($10,000,000), except (w) for sales of inventory in the Ordinary Course, (x) for dispositions of properties, equipment or inventory that is no longer used or useful in the Business, (y) for transactions solely involving HoldCo, the Company and members of the Company Group that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers or (z) pursuant to any Material Contracts;

(q) Enter into, modify, amend or supplement (i) any Contract that would constitute a Material Contract if entered into prior to or on the date hereof, except for new Contracts or such modifications, amendments or supplements to any existing Material Contract (or any Contract entered into after the date hereof that would constitute a Material Contract if entered into prior to the date hereof) that, individually or taken together, would not be adverse to the interests of such member of the Company Group or (ii) any Related Party Contract that will not be terminated prior to the Closing in accordance with Section 5.13;

(r) Fail to use commercially reasonable efforts to keep current and in full force and effect, apply for or renew any material Business Permit;

(s) Settle, waive, release or otherwise resolve, in whole or in part, any Action or investigation, except for (x) settlements of any non-criminal Actions or investigations that are paid in full by such Person prior to the Closing, (y) other settlements of non-criminal Actions or investigations that do not require payment by such Person in excess of nine million dollars ($9,000,000) in the aggregate for all settlements pursuant to this clause (y) (in each case net of any insurance proceeds and indemnity, contribution and similar payments actually received in respect thereof) and (z) any Petros Settlement in compliance with Section 11.13, in each case of the foregoing clauses (x) and (y) that do not impose any restriction on or changes to the Business or operations of, or the admission of wrongdoing, by such Person;

(t) Cancel or compromise any material Indebtedness or claim owed to such Person or waive or release any material right of such Person, in each case other than for Indebtedness, claims or rights solely involving HoldCo, the Company and members of the Company Group that are wholly owned, directly or indirectly, by the Company and the Subsidiary Sellers;

(u) Enter into any material new line of business outside of its existing business;

(v) Write-down the value of any assets of or stock in any Subsidiary of the Company, except to the extent required by applicable Law, BR GAAP or accounting principles applicable to such Person; or

(w) Authorize, commit or agree, whether in writing or otherwise, to do any of the foregoing.

Other than the right to consent or withhold consent with respect to the foregoing matters (which consent shall not be unreasonably withheld, delayed or conditioned), nothing contained in this Agreement shall give Buyer, directly or indirectly, any right to control or direct the operation of the Business or the Company Group prior to the Closing. Subject to the immediately preceding sentence and consistent with the terms of this Agreement, prior to the Closing, the Sellers shall control the operation of the Business and the Company Group.

5.03 Conduct of Business of Buyer. Except (i) as set forth on Section 5.03 of the Buyer Disclosure Schedules or Section 5.04 of the Buyer Disclosure Schedules, (ii) as otherwise expressly permitted or required by this Agreement, (iii) as otherwise required by applicable Law or (iv) as otherwise consented to by Parent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Buyer shall, and shall cause its Subsidiaries to:

(a) Use its commercially reasonable efforts to preserve intact the businesses of Buyer and its Subsidiaries and conduct the business of Buyer and its Subsidiaries in the Ordinary Course in all material respects;

(b) Use commercially reasonable efforts, consistent with such Person’s current business practices, to preserve the goodwill of the business of Buyer and its Subsidiaries and preserve Buyer’s and its Subsidiaries’ current relationships with its employees, customers, licensors, distributors and suppliers and any other Persons with which Buyer or any of its Subsidiaries has business relationships, in each case, in all material respects; and

(c) Use reasonable best efforts to conduct their respective businesses, in all material respects, in compliance with all applicable Laws.

Notwithstanding anything to the contrary in this Agreement, (A) no action by Buyer or any of its Subsidiaries expressly permitted by any provision of Section 5.04 shall be deemed a breach of this Section 5.03 unless such action would constitute a breach of such provision in Section 5.04 and (B) the failure of Buyer or any of its Subsidiaries to take any action prohibited by Section 5.04 shall in no circumstances be deemed a breach of this Section 5.03.

5.04 Negative Covenants Relating to Conduct of the Business of Buyer. Except (i) as set forth on Section 5.03 of the Buyer Disclosure Schedules or Section 5.04 of the Buyer Disclosure Schedules, (ii) as otherwise expressly permitted or required by this Agreement, (iii) as otherwise required by applicable Law or (iv) as otherwise consented to by Parent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Buyer shall not, and shall cause its Subsidiaries not to:

(a) Amend, modify or supplement Buyer’s Governing Documents (except as may be required by applicable Law or the rules or regulations of the SEC or the New York Stock Exchange) or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization of Buyer;

(b) Effect any recapitalization, reclassification or stock split or make any other similar changes in the capitalization or capital structure of Buyer;

(c) Issue, sell or dispose of any shares of capital stock or other equity interests of Buyer or grant options, warrants, calls, equity-based awards, phantom stock or similar rights or securities convertible, exchangeable or exercisable into such equity interests or other rights to purchase or otherwise acquire shares of the capital stock or other equity interests of Buyer, except for (i) grants in the Ordinary Course of stock options, stock appreciation rights, restricted stock and other equity-based awards available for issuance under the Buyer Stock Plans and any bona fide employee plan approved by Buyer’s Board of Directors prior to the Closing and (ii) issuances of Buyer Common Stock in satisfaction of stock options, stock appreciation rights, restricted stock and other equity-based awards (A) outstanding on the date hereof under the Buyer Stock Plans or (B) granted following the date hereof in compliance with this Agreement, in each case, in accordance with the terms of such awards;

(d) Redeem, purchase or otherwise acquire, indirectly or directly, any equity interests or securities convertible, exchangeable or exercisable into shares of capital stock or other equity interests of Buyer or its Subsidiaries, except in the Ordinary Course or pursuant to any repurchase program of Buyer which is effective as of the date hereof;

(e) Make, set aside, declare or pay any dividend or distribution by Buyer in cash, stock, property or otherwise with respect to any of its capital stock or other equity interests, other than (x) dividends and distributions by any of Buyer’s Subsidiaries made solely to Buyer or another wholly-owned Subsidiary of Buyer, (y) regular quarterly cash dividends in respect of Buyer Capital Stock up to an amount per share not to exceed the amount set forth on Section 5.04(e) of the Buyer Disclosure Schedules payable by Buyer or (z) Tax distributions by Buyer or a Subsidiary of Buyer;

(f) Change any method, practice or policy of accounting currently used by Buyer or its Subsidiaries, except to the extent required by applicable Law, GAAP or any other applicable accounting system;

(g) Directly or indirectly acquire or agree to acquire in any transaction any equity interest in, or any business, properties, rights or assets of, any Person (other than purchases of supplies and inventory in the Ordinary Course or any transaction solely between Buyer and a wholly-owned Subsidiary of Buyer or between wholly-owned Subsidiaries of Buyer), other than any of the foregoing that would not reasonably be expected to prevent or materially delay or materially impede the consummation of the transactions contemplated by this Agreement; or

(h) Authorize, commit or agree, whether in writing or otherwise, to do any of the foregoing.

5.05 Reasonable Best Efforts.

(a) Subject to Section 5.07(d), prior to the Closing, each of Buyer and the Sellers shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable (and, in any event, prior to the Termination Date), the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary to consummate the transactions contemplated by this Agreement.

(b) Any and all actions to be taken by the Sellers and Buyer pursuant to this Agreement to consummate and make effective the transactions contemplated by this Agreement shall be taken in compliance with applicable Laws, including, at the election of the Sellers and Buyer, by forming a transaction committee which shall be composed of an equal number of representatives of the Sellers and Buyer, none of which shall have responsibility for, or otherwise be involved in, the day-to-day operational decision-making regarding pricing, marketing or sales of, in the case of the representatives of the Sellers, the Business and, in the case of the representatives of Buyer, the businesses of Buyer.

5.06 Access to Information.

(a) During the Pre-Closing Period, and upon reasonable advance notice received from either Buyer or Parent, as the case may be, the Sellers or Buyer, respectively, shall give the other Party and its authorized representatives reasonable access, during regular business hours, to any information available to them to the extent concerning the Business and the Company Group or the businesses of Buyer and its Subsidiaries, respectively, as may reasonably be requested by such other Party, including, to the extent in the relevant Person’s possession, all Books and Records (or all books and records of Buyer and its Subsidiaries), Tax records, Tax Returns and any other Tax-related documents of the Company Group or Buyer and its Subsidiaries, respectively, and to properties, plants, offices, warehouses, Facilities and senior management of the Company and its Subsidiaries or Buyer and its Subsidiaries, respectively, such access to be provided at the sole cost and expense of the Party making such request and to be exercised in a manner that does not unreasonably interfere with the operations of any Seller, any member of the Company Group, Buyer or any of Buyer’s Subsidiaries.

(b) All requests from Buyer or Parent for access pursuant to this Section 5.06 shall be directed to, with respect to Parent, the individual listed on Section 5.06(a) of the Sellers Disclosure Schedules and, with respect to Buyer, the individual listed on Section 5.06(a) of the Sellers Disclosure Schedules (or, in each case, his or her designee), and each Party providing access hereunder shall have the right to have one or more of its representatives present at all times during any access given pursuant to this Section 5.06.

(c) Notwithstanding anything to the contrary in this Agreement, neither Buyer nor the Sellers shall be required to disclose any information or provide any access to any other Party or its representatives if such disclosure or access would, in Buyer’s or the Sellers’, respectively, reasonable judgment, (i) jeopardize any attorney-client or other legal privilege or immunity or protection from disclosure, (ii) violate any Contract or contravene any applicable Law or fiduciary duty (provided, however, that upon the requesting Party’s request, such other Party hereto shall use its commercially reasonable efforts to cooperate with the requesting Party to put in place arrangements to permit such disclosure without violating such Contracts or contravening such Laws or fiduciary duties) or (iii) result in the disclosure of competitively-sensitive information. Buyer and the Sellers shall use commercially reasonable efforts to cooperate in the joint defense of any Action or investigation resulting from such disclosure’s violation of any Contract or contravention of any applicable Laws or fiduciary duty. No investigation or receipt of information by Buyer, the Sellers or their respective Affiliates pursuant to this Section 5.06 or otherwise shall affect or be deemed to modify any of the representations, warranties or covenants of Buyer or the Sellers made in this Agreement or any Person’s right to indemnification or any other remedy hereunder with respect to any breaches or inaccuracy thereof.

(d) Notwithstanding anything to the contrary in this Agreement, during the Pre-Closing Period, (i) without the prior written consent of the Sellers (which consent may be withheld for any reason), (A) Buyer shall not, and shall cause its controlled Affiliates and representatives not to, contact any Company Joint Venture or any vendor, supplier or customer of the Business or any member of the Company Group (or any other Person with whom any member of the Company Group has a business relationship) regarding the business, operations or prospects of the Business or the Company Group or this Agreement or the transactions contemplated hereby other than in the Ordinary Course, and (B) Buyer shall not conduct, or permit its authorized representatives to conduct, any invasive or subsurface investigations at any property or facility of the Company Group or Company Joint Venture without the prior written consent of the Sellers (which may be granted or withheld in Parent’s sole discretion) and (ii) without the prior written consent of Buyer (which consent may be withheld for any reason), (A) the Sellers shall not, and shall cause their respective controlled Affiliates and representatives not to, contact any vendor, supplier or customer of the businesses of Buyer and its Subsidiaries (or any other Person with whom any of Buyer or its Subsidiaries has a business relationship) regarding the business, operations or prospects of the businesses of Buyer and its Subsidiaries or Buyer or its Subsidiaries or this Agreement or the transactions contemplated hereby other than in the Ordinary Course, and (B) the Sellers shall not conduct, or permit their authorized representatives to conduct, any invasive or subsurface investigations at any property or facility of Buyer or its Subsidiaries without the prior written consent of Buyer (which may be granted or withheld in Buyer’s sole discretion).

(e) All information and access provided pursuant to this Section 5.06 shall be subject to the terms of the Confidentiality Agreement.

5.07 HSR Act Notification; Other Governmental and Third Party Consents.

(a) Buyer and the Sellers shall cooperate and submit (i) all filings and notifications required under the HSR Act and any applicable foreign Antitrust Laws set forth on Section 5.07(a)(i) of the Sellers Disclosure Schedules as promptly as reasonably practicable (but in any event no later than January 27, 2017, it being understood that in any jurisdiction where the submission of a draft may be made prior to the formal filing or notification, only the draft filing or notification shall be required to be submitted no later than January 27, 2017), (ii) all filings required under any applicable foreign Antitrust Laws set forth on Section 5.07(a)(ii) of the Sellers Disclosure Schedules as promptly as reasonably practicable (but in any event no later than the applicable deadline for any such filing) and (iii) all other filings with Governmental Authorities required in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including the filings set forth on Section 5.07(a)(iii) of the Sellers Disclosure Schedules. Buyer and the Sellers shall use reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary materials that may be requested by any Governmental Authority in connection with such matters.

(b) During the Pre-Closing Period, the Sellers shall use commercially reasonable efforts to make, as promptly as reasonably practicable following the date hereof, the notifications required in connection with, and shall use commercially reasonable efforts to obtain the consents of all Third Parties (other than a Governmental Authority) (such consents, the “Third Party Consents”) required in connection with the consummation of the transactions contemplated hereby, including the consent of each Third Party listed on Section 5.07(b) of the Sellers Disclosure Schedules and the Sellers’ Third Party Consents (it being understood that as promptly as reasonably practicable following receipt of the Sellers’ Third Party Consents Parent shall, at its option, either (x) deliver true and complete copies thereof to Buyer or (y) waive the condition set forth in Section 8.03(g)); provided, however, that no Seller or member of the Company Group shall have any obligation to pay any consideration, expend any money (other than reasonable internal costs), commence any litigation or offer or grant any accommodation (financial or otherwise) to any Person for the purpose of obtaining any such consent, waiver or approval and no Seller or member of the Company Group shall take any such action that would impose any obligations on the Company Group after the Closing without the prior consent of Buyer. During the Pre-Closing Period, the Sellers and Buyer shall coordinate and cooperate with each other in exchanging information and assistance in connection with making all filings or notifications necessary to transfer any Business Permits (including any mining concessions, licenses or related applications held in the name of the Sellers or its Affiliates (other than the Company Group) to the applicable member of the Company Group), or in connection with any applications for new Business Permits.

(c) Each Party shall, to the extent permitted by applicable Law, (i) furnish to the other Party such necessary information and reasonable assistance as the other Party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, any foreign Antitrust Law or otherwise required by a Governmental Authority in connection with this Agreement and the transactions contemplated herein, (ii) furnish the other Party with copies (or, if oral, a written summary) of all substantive filings, submissions, correspondence and communications between it and its Affiliates and their respective representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the transactions contemplated herein (including, in the case of filings, submissions, correspondence and communications by any Party, providing the other Party with an opportunity to review such filings, submissions, correspondence and communications in advance and considering in good faith the views of the other Party with respect thereto), (iii) not initiate or participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of the transactions contemplated herein unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party a reasonable opportunity to participate and (iv) comply with any inquiry or information or document request from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other U.S. or foreign Governmental Authority as promptly as reasonably practicable. Each of the Sellers and Buyer may designate any non-public, competitively-sensitive information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel Only”, and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the party providing the non-public information.

(d) Subject to the last sentence of this Section 5.07(d), Buyer and the Sellers shall take any and all actions necessary to obtain any approval, authorization, consent, ratification, permission, exemption or waiver required under or in connection with the HSR Act and all applicable foreign Antitrust Laws, and to enable all waiting periods under any Antitrust Law to expire and to avoid or eliminate each and every impediment under any Antitrust Law asserted by any Governmental Authority, in each case, to cause the Closing and the other transactions contemplated hereby to occur in the most expeditious manner practicable (and, in any event, prior to the Termination Date), including (i) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of Buyer and its Affiliates and the Company Group and (B) any other restrictions on the activities of Buyer and its Affiliates and the Company Group (any of the actions referred to in clause (i), a “Legal Restraint Action”) and (ii) contesting, defending and appealing any threatened or pending Action or preliminary or permanent injunction or other Law that would adversely affect the ability of either Party to consummate, or otherwise delay the consummation of, the transactions contemplated hereby, and taking any and all other Legal Restraint Actions to prevent the entry, enactment or promulgation thereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing in this Agreement shall require, or be construed to require, (x) Buyer, any Seller, any member of the Company Group, any Company Joint Venture or any of their respective Affiliates to commit to take any action pursuant to this Section 5.07, the consummation of which is not conditioned on the consummation of the transactions contemplated by this Agreement or (y) Buyer or its Affiliates to offer, negotiate, commit to, effect or otherwise take any Legal Restraint Action to the extent such Legal Restraint Action would reasonably be expected to have an impact that is materially adverse to the ability of Buyer and its Affiliates to own, use or operate the assets, properties or businesses of Buyer and its Affiliates (including the Company Group and the Business), taken as a whole, after giving effect to the Closing (including the Restructuring).

(e) For the avoidance of doubt, nothing in this Agreement shall restrict or prohibit the Sellers and the Company Group from entering into any Contract contemplating, or consummating, the sale to any Person of the Cubatão Business.

5.08 No Shop. During the Pre-Closing Period, the Sellers and their respective officers, directors and controlled Affiliates shall not, and the Sellers shall use their respective reasonable best efforts to cause its consultants, agents, advisors and representatives not to, directly or indirectly, through any officer, director, consultant, agent, advisor, representative, Affiliate or otherwise, solicit, initiate or conduct any discussions or negotiations with, or provide any non-public information to or otherwise knowingly cooperate in any other way with, or knowingly facilitate or knowingly encourage any effort to attempt to, or enter into any Contract, letter of intent, memorandum of understanding or other arrangement or understanding with, any Person or group of Persons regarding any Competing Transaction. The Sellers shall promptly (and in any event within two (2) Business Days) notify Buyer of the receipt by the Sellers or any of their respective officers, directors or other representatives of any inquiries, or proposals or requests for information concerning a Competing Transaction, including the material terms thereof, the identity of the Person making such proposal and copies of all written materials relating to such inquiries, proposals or requests. A “Competing Transaction” means any of the following (other than any transaction contemplated by this Agreement or otherwise with Buyer or any of its Affiliates, in the Ordinary Course or involving the Cubatão Business): (x) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction involving the Business or any member of the Company Group, (y) any sale, lease, exchange, dividend, mortgage, pledge, license, transfer or other disposition of the Business or any material asset of the Business or the Company Group (in a single transaction or a series of related transactions) or (z) any agreement, or public announcement by the Sellers or the Company Group of a proposal, plan or intention, to do any of the foregoing.

5.09 Notifications. Until the Closing, each Party shall promptly notify the other Party in writing of (a) any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which one or more of the individuals set forth on Section 1.01(b) of the Sellers Disclosure Schedules, in the case of the Sellers, or Section 1.01(b) of the Buyer Disclosure Schedules, in the case of Buyer, has actual knowledge and which will or is reasonably likely to result in such Party’s inability to satisfy any of the conditions set forth in Article VIII (it being understood that either Party’s failure to give notice of any such fact, change, condition, circumstance or occurrence or nonoccurrence as required pursuant to this Section 5.09, to the extent relating to a breach of any representation, warranty, covenant or agreement, shall not be (i) deemed to be a breach of the covenant contained in this Section 5.09, but instead shall, if applicable, constitute only a breach of the applicable underlying representation, warranty, covenant or agreement or (ii) taken into account in determining whether or not the conditions set forth in Sections 8.02(c) and 8.03(c) have been satisfied) and (b) any commencement of or threat to commence any material Action or investigation by a Governmental Authority, in each case of which one or more of the individuals set forth on Section 1.01(b) of the Sellers Disclosure Schedules, in the case of the Sellers, or Section 1.01(b) of the Buyer Disclosure Schedules, in the case of Buyer, has actual knowledge (i) against any member of the Company Group or with respect to the Business or the assets, rights or properties of the Company Group (in the case of the Sellers) or against Buyer or any of its Subsidiaries or with respect to the business of Buyer or any of its Subsidiaries or the assets, rights or properties of Buyer or any of its Subsidiaries (in the case of Buyer) or (ii) otherwise in connection with the transactions contemplated by this Agreement. Any such notification shall not be deemed to cure any inaccuracy in or breach of any representation or warranty or covenant contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article VIII have been satisfied.

5.10 Repayment and Discharge of Certain Existing Business Indebtedness. At or prior to the Closing, the Sellers and their respective Affiliates shall irrevocably repay, discharge and terminate all of the Indebtedness of the Company Group and the Business set forth on Section 5.10(a) of the Sellers Disclosure Schedules (the “Existing Business Indebtedness”), and the Company Group and the Business shall be released from all Liabilities, and following the Closing neither the Company Group nor the Business shall have any Liability, in each case arising out of or relating to the Existing Business Indebtedness (other than any such Liabilities contemplated to survive repayment under the terms of such Indebtedness). Parent shall (i) make available to Buyer drafts of all payoff letters for the repayment of the Existing Business Indebtedness prior to the execution and delivery thereof and provide Buyer with a reasonable opportunity to review such drafts and (ii) provide copies of all executed and delivered payoff letters for the repayment of the Existing Business Indebtedness prior to the Closing. At or prior to the Closing, the Sellers and their Affiliates (other than the Company Group) shall waive, and release the Company Group from, any payment that becomes payable by the Company Group to the Sellers and their Affiliates (other than the Company Group) under any Contract set forth on Section 5.10(b) of the Sellers Disclosure Schedules, in each case, in connection with the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

5.11 Financing Cooperation. Prior to the Closing, each Seller shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause the Company Group and its and the Company Group’s representatives to, cooperate as reasonably requested by Buyer (including by providing reasonable access (subject to execution of non-disclosure and confidentiality agreements reasonably acceptable to Parent) to Buyer’s prospective financing sources as may be reasonably necessary to evaluate the Business) in connection with any equity, debt or other financing sought by Buyer or its Affiliates in connection with the transactions contemplated by this Agreement (the “Financing”) (it being acknowledged and agreed by Buyer that, notwithstanding anything to the contrary in this Agreement, the receipt of such Financing is not a condition to the consummation of any of the transactions contemplated by this Agreement), including (i) upon reasonable prior notice, participating in a reasonable number of meetings, presentations and due diligence sessions, (ii) assisting with the preparation of customary materials for syndication documents, (iii) using commercially reasonable efforts to cause its independent accountants to provide assistance and cooperation to Buyer (subject to execution of non-reliance, non-disclosure and confidentiality agreements reasonably acceptable to such independent accountants), (iv) cooperating in connection with the repayment, discharge or defeasance of any existing Indebtedness of the Business and the Company Group prior to or at the Closing, including by obtaining customary payoff, discharge or defeasance or similar letters and other instruments of termination and discharge reasonably requested by Buyer, (v) executing and delivering any definitive financing documents to the extent reasonably requested by Buyer, provided, however, that no such documents or agreements shall be effective prior to the Closing, (vi) assisting Buyer in obtaining corporate and facilities ratings for the Financing and (vii) furnishing Buyer and any lenders involved with the Financing with all documentation and other information required by any Governmental Authority with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act. Notwithstanding the foregoing: (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Business as currently conducted by the Company Group, (B) the Company

Group shall not be required to (1) pay any commitment or other similar fee in connection with the Financing prior to the Closing or (2) incur any other Liability in connection with the Financing prior to the Closing, in each case, for which the Company Group is not entitled to reimbursement and indemnification by Buyer pursuant to the last sentence of this Section 5.11, (C) no personal liability shall be imposed on any of the officers, employees and representatives of the Company Group in connection with the Financing and (D) the Company Group shall not be required to enter into or approve any Financing or any definitive agreement or enter into any instrument, document or certificate for the Financing that would be effective prior to the Closing. Buyer shall (I) promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket fees and expenses of the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group) and all reasonable and documented fees and expenses of their outside representatives incurred in connection with such requested cooperation, and (II) indemnify and hold harmless the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group), and their respective officers, employees and representatives, against any claim, Loss, damage, interest, injury, Liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of outside representatives) or settlement payment incurred as a result of such cooperation and any information utilized in connection therewith (including any claim by or with respect to any such lenders, prospective lenders, agents and arrangers and ratings agencies), it being understood that no such fees, expenses, claims, Losses, damages, interest, injuries, Liabilities, judgments, awards, penalties, fines, Taxes, costs (including costs of investigation) or settlement payments incurred by the Sellers or their Affiliates (including, prior to the Closing, the Company Group) pursuant to this Section 5.11 shall constitute Transaction Expenses for any purpose hereunder.

5.12 Required Financial Statements.

(a) The Sellers and their respective Affiliates shall:

(i) use commercially reasonable efforts to prepare and deliver, or cause to be prepared and delivered no later than sixty (60) days following the Closing Date, to Buyer the audited carve-out financial statements of the Business required to be filed with the SEC by Buyer on a Current Report on Form 8-K in connection with the Closing pursuant to Item 9.01(a) thereof for the periods specified in Rule 3-05(b) of, and otherwise prepared pursuant to, Regulation S-X under the Securities Act following receipt by Parent of written notice specifying the financial statements of the Business which are required to be filed with the SEC in accordance with such rules and regulations (such audited financial statements as specified by Buyer, the “Required Carve-Out Audited Financial Statements”), it being understood that in no circumstances shall the Sellers or any of their Affiliates be required to prepare or deliver or cause to be prepared or delivered the Required Carve-Out Audited Financial Statements for the fiscal year ending December 31, 2016 or December 31, 2017 prior to April 1, 2017 or April 1, 2018, respectively; and

(ii) use commercially reasonable efforts to provide Buyer, pursuant to and subject to Section 5.06, (A) as promptly as reasonably practicable following the date of the applicable request by Buyer, such information as Buyer shall reasonably request for Buyer and its Subsidiaries to prepare the pro forma financial information regarding Buyer and its Subsidiaries, giving effect to the Closing (including the Restructuring), required to be filed with the SEC by Buyer on a Current Report on Form 8-K in connection with the Closing pursuant to Item 9.01(b) thereof and prepared pursuant to Article 11 of Regulation S-X under the Securities Act (such pro forma financial information as specified by Buyer, the “Required Pro Forma Financial Statements”) and (B) such other cooperation and assistance as Buyer shall reasonably request in connection with the preparation of the Required Pro Forma Financial Statements.

(b) The Required Carve-Out Audited Financial Statements and the Required Pro Forma Financial Statements are collectively referred to as the “Required Financial Statements”. The Required Financial Statements shall be prepared in all material respects (i) in accordance with International Financial Reporting Standards (IFRS) applied on a consistent basis throughout the periods covered thereby, (ii) based on the Books and Records of the Sellers and their Affiliates and the Cubatão Books and Records that are in the possession of the Sellers or their Affiliates and (iii) in a manner consistent with the preparation of the Company Audited Financial Statements, including with respect to footnote disclosure (if applicable), in each case except as specifically requested by Buyer. The Required Carve-Out Audited Financial Statements shall include a footnote or footnotes reconciling with U.S. GAAP total assets and the earnings of the Business.

(c) Following the Closing, Buyer and its Affiliates (including the Company Group) shall use commercially reasonable efforts to provide to the Sellers and their respective Affiliates such information, cooperation and assistance as the Sellers shall reasonably request in connection with their obligations under Section 5.12(a)(i).

(d) Following the Closing and until the date that is one hundred and twenty (120) days thereafter, the Sellers and their respective Affiliates (other than the Company Group) shall use commercially reasonable efforts to continue to provide to Buyer such information and cooperation and assistance as Buyer shall reasonably request for Buyer to prepare the disclosures required to be included in Buyer’s financial statements, including affording Buyer and its authorized representatives reasonable access, upon reasonable notice to, (i) the Books and Records, the Cubatão Books and Records and other books and records (which would reasonably be expected to be necessary in the preparation of the disclosures required to be included in Buyer’s financial statements) in each case in the possession of Sellers or their respective Affiliates (other than the Company Group) and (ii) the personnel of the Sellers or their respective Affiliates (other than the Company Group) who would be reasonably expected to be necessary for the preparation of the disclosures required to be included in Buyer’s financial statements; provided, however, that notwithstanding anything to the contrary in this Agreement, (i) nothing in this Section 5.12 shall require such information, cooperation or assistance to the extent it would unreasonably interfere with the normal business operations of the Sellers or their Affiliates and (ii) the Sellers and their Affiliates shall not be required to incur any Liability in connection with providing such information, cooperation or assistance for which the Sellers are not entitled to reimbursement and indemnification by Buyer pursuant to Section 5.12(e).

(e) Buyer shall (i) promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket fees and expenses of the Sellers and their Affiliates (including, prior to the Closing, the Company Group) and all reasonable and documented fees and expenses of their outside representatives incurred in connection with this Section 5.12 and (ii) except in the case of the Sellers’ or their respective Affiliates’ willful misconduct, fraud or gross negligence, indemnify and hold harmless the Sellers and their Affiliates (including, prior to the Closing, the Company Group), and their respective officers, employees and representatives, against any claim, Loss, damage, interest, injury, Liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of outside representatives) or settlement payment incurred as a result of such cooperation and any information utilized in connection therewith, it being understood that no such fees, expenses, claims, Losses, damages, interest, injuries, Liabilities, judgments, awards, penalties, fines, Taxes, costs (including costs of investigation) or settlement payments incurred by the Sellers or their Affiliates (including, prior to the Closing, the Company Group) pursuant to this Section 5.12 shall constitute Transaction Expenses for any purpose hereunder.

5.13 Termination of Related Party Contracts. Prior to the Closing and except for this Agreement, the Sellers shall terminate, or cause to be terminated (without any costs or any other Liability to Buyer or its Affiliates (including, after the Closing, the Company Group and the Company Joint Ventures)), each of the Related Party Contracts (other than those specifically set forth on Section 5.13 of the Sellers Disclosure Schedules). Prior to the Closing, the Sellers shall cause (i) all amounts owed to the Company Group under the Related Party Contracts by the Sellers and their Affiliates (other than the Company Group or the Company Joint Ventures) to be paid to such member of the Company Group, and (ii) except as set forth in Section 5.10(b), all amounts owed to the Sellers and their Affiliates (other than the Company Group or the Company Joint Ventures) by the Company Group under the Related Party Contracts to be paid to such Seller or Affiliate.

5.14 Labor Matters. Prior to the Closing, the Sellers and their respective Affiliates shall give all notifications required by applicable Law or the terms of any applicable collective bargaining agreement to, and engage in any consultations required by applicable Law or the terms of any applicable collective bargaining agreement with, the employees, employee representatives, works councils, unions, labor boards and relevant Governmental Authorities concerning the transactions contemplated by this Agreement with respect to the Business Employees, and Buyer shall provide such information and assistance therewith as may be reasonably requested by the Sellers. The Sellers and Buyer shall, and shall cause their respective Affiliates to, upon the other Party’s request, reasonably cooperate in carrying out such provisions of information to, or consultations with, such employees, employee representative groups, works councils, unions, labor boards and Governmental Authorities as is required in connection with the transactions contemplated by this Agreement, including keeping the other Party informed of any material developments related thereto.

5.15 Restructuring. Prior to the Closing, the Sellers shall, and the Sellers shall cause each applicable Affiliate and each applicable member of the Company Group to, use their respective reasonable best efforts to do all things necessary, proper or advisable under applicable Law to effect the following restructurings as promptly as reasonably practicable and in all material respects in the manner set forth in Section 5.15 of the Sellers Disclosure Schedules:

(a) (i) the transfer from the Sellers and their respective Affiliates (other than the Company Group) to the Company Group of certain assets and liabilities relating primarily to the Business and held by the Sellers or their respective Affiliates (other than the Company Group) and (ii) the transfer from the Company Group to the Sellers and their respective Affiliates (other than the Company Group) of certain assets and liabilities relating primarily to businesses other than the Business and held by the Company Group, in each case, pursuant to the steps described in Section 5.15(a) of the Sellers Disclosure Schedules (the “Business Restructuring”);

(b) the transfer by the applicable members of the Company Group to the Sellers or their respective Affiliates (other than the Company Group) of the Cubatão Business and the assets and liabilities relating primarily thereto pursuant to the steps described in Section 5.15(b) of the Sellers Disclosure Schedules (the “Cubatão Restructuring”); and

(c) the transfer of the Rural Property in Brazil by the applicable members of the Company Group to Brazil Landco and the creation of surface rights (direito de superficie) under articles 1369 et. seq. of the Brazilian Civil Code over the Rural Property in Brazil by Brazil Landco in favor of the Company pursuant to the Brazil Surface Rights Deed, in each case, pursuant to the steps described in Section 5.15(c) of the Sellers Disclosure Schedules (the “Brazil Rural Property Restructuring”).

The transactions comprising the Business Restructuring, the Cubatão Restructuring and the Brazil Rural Property Restructuring, together with any modifications to Section 5.15 of the Sellers Disclosure Schedules to which Parent and Buyer mutually agree are collectively referred to as the “Restructuring”. Buyer shall, and Buyer shall cause its applicable Affiliates to, cooperate with the Sellers in connection with effecting the Restructuring, which shall include following the Closing causing the Company Group to effect those transactions comprising the Restructuring that shall not have been completed prior to the Closing. Following the Closing and to the extent authorized by the Ministry of Agriculture (Ministério da Agricultura, Pecuária e Abastecimento) (“MAPA”), Buyer shall cause the Company to permit Vale Cubatão to continue to use the Company’s registrations with MAPA of the Cubatão Business facilities, laboratories and related products until such time as Vale Cubatão has obtained the applicable replacement registrations in its own name; provided, however, that any such use by Vale Cubatão shall be made in compliance with applicable Laws. Buyer shall promptly upon request by the Sellers, reimburse the Sellers for fifty percent (50%) of all reasonable and documented out-of-pocket fees and expenses (other than any attorneys’ and accountants’ fees and expenses) of the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group) incurred in connection with the Brazil Rural Property Restructuring (it being understood that (i) the remaining fifty percent (50%) of such fees or expenses incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) shall be borne by the Sellers or their applicable Affiliates (including by the Company Group (but only if and to the extent the amount of such fees or expenses borne by the Company Group are paid prior to the Closing or included as a Current Liability of the Company or a Current Liability of Miski Mayo, as applicable, in the Closing Net Working Capital of the Company or the Closing Net Working Capital of Miski Mayo, respectively)) and (ii) no such fees or expenses incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) pursuant to this last sentence of this Section 5.15 shall constitute Transaction Expenses for any purpose hereunder).

5.16 Tapira Dam Incremental Expansion. Prior to the Closing, the Sellers and their respective Affiliates shall file the application for the Environmental Installation License (Licença Ambiental de Instalação) and, at the applicable time in the Ordinary Course, seek to obtain all Permits necessary and required to complete the Tapira Dam Incremental Expansion, including the applicable Environmental Installation License (Licença Ambiental de Instalação).

5.17 Entity Elections.

(a) Prior to the Closing, the Sellers shall timely prepare an entity classification election on IRS Form 8832, electing for Vale Cubatão to be classified as a partnership for U.S. federal income Tax purposes effective as of January 1, 2017, cause such form to be signed by an appropriate representative and submit such form to Buyer. Buyer shall be entitled to file such IRS Form 8832 with the IRS and promptly thereafter shall send the Sellers a copy of the form as submitted to the IRS. The Sellers shall send the confirmation letter from the IRS to Buyer within ten (10) Business Days after receipt thereof.

(b) Prior to the Closing, the Sellers shall timely prepare an entity classification election on IRS Form 8832, electing for Brazil Landco to be classified as a partnership for U.S. federal income Tax purposes effective as of January 1, 2017, cause such form to be signed by an appropriate representative and submit such form to Buyer. Buyer shall be entitled to file such IRS Form 8832 with the IRS and promptly thereafter shall send the Sellers a copy of the form as submitted to the IRS. The Sellers shall send the confirmation letter from the IRS to Buyer within ten (10) Business Days after receipt thereof.

5.18 PRCVEA Call Option.

(a) Parent hereby grants to Buyer an option (the “PRCVEA Call Option”) to purchase from Parent or its applicable Affiliate, and Parent or such Affiliate shall be obligated to sell to Buyer, on the Closing Date and subject to the concurrent consummation of the other transactions contemplated hereby, all (but not less than all) of the outstanding capital stock (i) of Potasio Rio Colorado S.A. (“PRC”) of which Parent or any of its Affiliates is the record, legal or beneficial owner as of immediately prior to the Closing in accordance with this Section 5.18(a), if any (the “PRC Shares”) and (ii) if Parent or any of its Affiliates is then the record, legal or beneficial owner of any PRC Shares, VEA (the “VEA Shares” and, together with the PRC Shares, the “PRCVEA Shares”), in each case, at the PRCVEA Option Price, if the PRCVEA Call Option is

timely exercised in accordance with this Section 5.18(a). The PRCVEA Call Option may be exercised by Buyer at any time during the period beginning on the date of this Agreement and ending at 5:00 P.M., New York Time, on April 30, 2017 (the “PRCVEA Call Option Expiration Date”) by delivery to Parent of a written notice (the “PRCVEA Call Notice”) stating that Buyer wishes to exercise the PRCVEA Call Option at the PRCVEA Option Price; provided, that the PRCVEA Call Option shall for all purposes hereunder be deemed to have expired and not to have been timely exercised in accordance with this Section 5.18(a) in the event that, at any time prior to the Closing (even if after an otherwise timely exercise of the PRCVEA Call Option in accordance with this Section 5.18(a)), all (but not less than all) of the outstanding capital stock of PRC or all or substantially all of the assets of PRC shall have been sold, assigned, conveyed or transferred to one or more Third Parties. Subject to Section 5.18(b)(ii), Buyer may designate any of its Affiliates (including any member of the Company Group) to purchase the PRCVEA Shares from Parent or its applicable Affiliate upon exercise of the PRCVEA Call Option; provided, however, that upon such designation, Buyer will continue to be obligated to perform its obligations set forth in this Section 5.18.

(b) If the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a):

(i) (A) As promptly as reasonably practicable thereafter (and in any event prior to the Closing), the Sellers shall, and the Sellers shall cause each of their applicable Affiliates (including, prior to the Closing, each applicable member of the Company Group) to, use their respective reasonable best efforts to do all things necessary, proper or advisable under applicable Law to transfer the Rural Property in Argentina from PRC to Argentina Landco and the simultaneous granting of a usufruct right (usufructo) pursuant to articles 2129 et. seq. of the Argentina Civil and Commercial Code over the Rural Property in Argentina by Argentina Landco in favor of PRC pursuant to the steps described in Section 5.15(d) of the Sellers Disclosure Schedules (the “Argentina Rural Property Restructuring”) and (B) Buyer shall, promptly upon request by the Sellers, reimburse the Sellers for fifty percent (50%) of all reasonable and documented out-of-pocket fees and expenses (other than any attorneys’ and accountants’ fees and expenses) of the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group) incurred in connection with the Argentina Rural Property Restructuring (it being understood that (i) the remaining fifty percent (50%) of such fees or expenses incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) shall be borne by the Sellers or their applicable Affiliates (including the Company Group (but only if and to the extent the amount of such fees or expenses borne by the Company Group are paid prior to the Closing or included as a Current Liability of the Company or a Current Liability of Miski Mayo, as applicable, in the Closing Net Working Capital of the Company or the Closing Net Working Capital of Miski Mayo, respectively)), and (ii) no such fees or expenses incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) pursuant to this clause (B) of this Section 5.18(b)(i) shall constitute Transaction Expenses for any purpose hereunder);

(ii) Parent or its applicable Affiliate shall sell to Buyer, and Buyer shall purchase from Parent or its applicable Affiliate, the PRCVEA Shares on the Closing Date indirectly through the sale by the Selling Entities to Buyer, and the purchase by Buyer from the Selling Entities, of all of the Holdco Shares, all of the Subsidiary Shares and all of the Shares upon the terms and subject to the conditions set forth in this Agreement (such sale of the PRCVEA Shares, the “PRCVEA Sale”);

(iii) Buyer shall, on the Closing Date and subject to the concurrent consummation of the other transactions contemplated hereby, pay and deliver to Parent the PRCVEA Option Price in cash in U.S. dollars by wire transfer of immediately available funds to an account or accounts designated by Parent in writing at least five (5) Business Days prior to the Closing Date or, if no account is so designated, the account or accounts designated by Parent pursuant to Section 2.05(a);

(iv) Prior to or on the Closing Date, Parent or its applicable Affiliates shall cause PRC and VEA to approve the resignations and the performance of the directors, syndics and officers of PRC and VEA and appoint directors, syndics and officers in PRC and VEA in accordance with the instructions to be provided by Buyer;

(v) Following the Closing:

(A)	Buyer shall comply, and shall cause its controlled Affiliates (including the Company Group) to comply, in all material respects with all terms and conditions of (1) the Contrato de Concesión de Uso, dated September 15, 2008, entered into by and between Consorcio de Gestión del Puerto de Bahía Blanca and PRC, the addendum thereto dated December 17, 2014, (2) the Acta Compromiso entered by and between the Ministry of the Economy, Infrastructure and Energy of the Province of Mendoza and PRC on August 14, 2009, and (3) the Segunda Acta – Compromiso by and among the Ministry of the Economy, Infrastructure and Energy of the Province of Ministerio de Economía, Infraestructura y Energía de la Provincia de Mendoza, PRC, Vale Fertilizer International Holding B.V., the Company, and the Secretary of Mining of the Argentine Nation Secretaría de Minería de la Nación on September 13, 2016 (the “PRC Segunda Acta Compromiso”), in each case, (x) as such Contracts have been amended by (a) the Sellers or their respective Affiliates prior to the date hereof or prior to the Closing in accordance with this Agreement or (b) Buyer or its Affiliates (including the Company Group) following the Closing and (y) with all terms and conditions of such Contracts other than those terms and conditions with which the Sellers and their respective Affiliates have failed to comply in any material respect prior to the Closing;

(B)	Buyer agrees, following the Closing and for the period until the earlier to occur of (i) the second (2nd) anniversary of the Closing and (ii) the expiration of the applicable statute of limitations in Argentina with respect to Tax matters, to conduct all Tax matters of PRCVEA in accordance with prior Tax practices of PRCVEA and in the Ordinary Course;

(C)	Buyer shall not knowingly, and shall cause its controlled Affiliates (including the Company Group) not to knowingly, in connection with PRC or VEA, incur or suffer any Loss that is subject to indemnification pursuant to Section 11.02(c) in exchange for any reduction of any obligation under, or the expansion or extension of any rights under, the Contracts referred to in the foregoing clause (A) or for any benefit from any Governmental Authority in Argentina;

(D)	(1) Buyer shall provide at least ninety (90) days’ prior written notice to Parent of the taking or, or failure to take, any action by Buyer, PRCVEA or any of their respective controlled Affiliates (including, following the Closing, the Company Group) that Buyer, PRCVEA or such Affiliate knows, or reasonably should know, (x) would reasonably be expected to have an adverse effect in any material respect on the development of the potash mining development project conducted by PRCVEA in the province of Mendoza (Argentina) and (y) would result or reasonably be expected to result in material Losses relating to PRC or VEA that would be subject to indemnification pursuant to Section 11.02(c); and (2) in such event, Buyer shall, and shall cause PRCVEA and its and their respective controlled Affiliates (including the Company Group) to, cooperate in good faith with Parent, at Parent’s expense, with any efforts by Parent or any of its Affiliates to mitigate any such Losses so long as such cooperation does not unreasonably interfere with the management or operations of Buyer or any of its Subsidiaries (including any member of the Company Group) or its or any of its Subsidiaries’ (including such Company Group member’s) business; and

(E)	In the event that Buyer or any member of the Company Group (including PRC and VEA) or any of their respective successors or assigns (1) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, proper provision shall be made so that such successors, assigns or transferees shall expressly assume the obligations set forth in this Section 5.18(b)(v); and

(vi) (A) following Buyer’s timely exercise of the PRCVEA Call Option in accordance with Section 5.18(a) and prior to the Closing (1) the Sellers and their respective Affiliates shall give Buyer and its Subsidiaries a reasonable opportunity to participate in any substantive discussions and negotiations with respect to a proposed Compelled PRC Transaction prior to entering into such Compelled PRC Transaction and (2) neither the Sellers nor any of their respective Affiliates shall enter into such Compelled PRC Transaction without Buyer’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned, it being understood that, without limitation, it shall be unreasonable for Buyer to withhold such consent if the entering into such Compelled PRC Transaction shall be ordered, compelled, required or directed by any Governmental Authority pursuant to the PRC Segunda Acta Compromiso) and (B) if (1) the Sellers and their respective Affiliates shall have entered into or consummated any Compelled PRC Transaction and (2) Buyer shall not have given such written consent to such Compelled PRC Transaction and shall not have unreasonably withheld, delayed or conditioned such consent, then Buyer may, in its sole discretion and by giving written notice thereof to Parent no later than twenty (20) calendar days following the entering into or consummation of such Compelled PRC Transaction (but in any event prior to the Closing), (x) rescind and revoke the previously delivered PRCVEA Call Notice and (y) upon such rescission and revocation, the PRCVEA Call Option shall, for all purposes hereunder, be deemed to have expired and not to have been timely exercised in accordance with this Section 5.18(a).

(c) If, following the timely exercise of the PRCVEA Call Option in accordance with Section 5.18(a), this Agreement is terminated in accordance with its terms, any and all obligations of Parent and Buyer to consummate the PRCVEA Sale shall automatically terminate without any action on the part of either Parent or Buyer; provided, that, for the avoidance of doubt, no such termination shall limit the obligations of Buyer pursuant to Section 5.18(b)(i)(B) or Section 5.18(e)(i)(B).

(d) Subject to Section 5.18(e), for purposes of this Agreement (i) all representations and warranties set forth in this Agreement shall be deemed to have been made and shall be made (including for purposes of Article VIII, Article X and Article XI), and all covenants and agreements set forth in this Agreement (other than the covenant and agreement set forth in Section 5.18(b)(i)) shall be performed and complied with and shall be applicable (including for purposes of Article VIII, Article X and Article XI), and the transactions contemplated hereby shall be consummated, as if (A) PRCVEA had been Subsidiaries of the Company and members of the Company Group as of and from the date hereof and (B) PRCVEA and their respective Subsidiaries and their respective business operations had been part of the Business as of and from the date hereof, (ii) the representations and warranties set forth in Section 3.25 shall be deemed to have been made, and shall be made, with respect to Argentina Landco and (iii) all references to the “Restructuring” herein shall be deemed to include the Argentina Rural Property Restructuring.

(e) If the PRCVEA Call Option is not timely exercised in accordance with Section 5.18(a):

(i) As promptly as reasonably practicable after the PRCVEA Call Option Expiration Date (and in any event prior to the Closing), (A) the Sellers shall, and the Sellers shall cause each applicable Affiliate and each applicable member of the Company Group to, use their respective reasonable best efforts to do all things necessary, proper or advisable under applicable Law to transfer the PRCVEA Shares from the Company Group to the Sellers and their respective Affiliates (other than the Company Group) pursuant to steps to be determined by Parent in its sole discretion (it being understood that the Sellers shall keep Buyer informed on a reasonably timely basis as to the status of such transfer) (the “PRCVEA Restructuring”), and (B) Buyer shall, promptly upon request by the Sellers, reimburse the Sellers for fifty percent (50%) of all reasonable and documented out-of-pocket fees and expenses (other than any attorneys’ and accountants’ fees and expenses) of the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group) incurred in connection with the PRCVEA Restructuring (it being understood that (i) the remaining fifty percent (50%) of such fees or expenses incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) shall be borne by the Sellers or their applicable Affiliates (including the Company Group (but only if and to the extent the amount of such fees or expenses borne by the Company Group are paid prior to the Closing or included as a Current Liability of the Company or a Current Liability of Miski Mayo, as applicable, in the Closing Net Working Capital of the Company or the Closing Net Working Capital of Miski Mayo, respectively)), and (ii) no such fees or expenses incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) pursuant to this clause (B) of this Section 5.18(e)(i) shall constitute Transaction Expenses for any purpose hereunder); and

(ii) For purposes of this Agreement, (i) all representations and warranties set forth in this Agreement shall be deemed to have been made and shall be made (including for purposes of Article VIII, Article X and Article XI), and all covenants and agreements set forth in this Agreement shall be deemed to have been performed and complied with and shall be applicable (including for purposes of Article VIII, Article X and Article XI), and the transactions contemplated hereby shall be consummated, as if (A) PRCVEA had not been Subsidiaries of the Company or members of the Company Group and (B) PRCVEA and their respective Subsidiaries and their respective business operations had not been part of the Business, (ii) the representations and warranties set forth in Section 3.25 shall not be deemed to have been made, and shall not be made, with respect to Argentina Landco and (iii) all references to (A) subject to Section 5.18(e)(i)(B), the “Business Restructuring” shall be deemed to include the “PRCVEA Restructuring,” (B) the “Business Restructuring Transaction Taxes” shall be deemed to include (1) any documentary, sales, use, value added, stamp, transfer, securities transfer, financial operations, financial transactions registration, and similar Taxes which may become due and payable and are required to be paid in connection with the PRCVEA Restructuring and (2) any taxes on income, revenues and capital gains related to or incurred in connection with the PRCVEA Restructuring, (C) the “Rural Property Restructuring” herein shall not be deemed to include the Argentina Rural Property Restructuring, (D) for the avoidance of doubt, the “Restructuring” here shall not be deemed to include the Argentina Rural Property Restructuring and (E) the “Rural Property in Argentina” shall be deemed to exclude any real properties owned by PRC or VEA.

(f) Notwithstanding anything to the contrary in Section 5.02, from the date of this Agreement until the earlier of (i) if the PRCVEA Call Option is not timely exercised in accordance with Section 5.18(a), the PRCVEA Call Option Expiration Date and (ii) if the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), the earlier of (A) the Closing and (B) the termination of this Agreement in accordance with Section 10.01, the Sellers shall not, and shall cause their respective Affiliates (including the members of the Company Group and PRCVEA) not to, directly or indirectly, transfer the PRCVEA Shares to any Person without the prior written consent of Buyer, unless such transfer shall constitute a Compelled PRC Transaction.

5.19 Receipt of Certain Permits; Taking of Certain Actions. Prior to the Closing, the Sellers shall, and the Sellers shall cause their respective Affiliates to, seek (a) to obtain each of the Permits set forth on Section 5.19 of the Buyer Disclosure Schedules, and (b) to take the actions set forth on Section 5.19 of the Buyer Disclosure Schedules, in each case, at the applicable time in the Ordinary Course.

5.20 Argentina Port Concession. Except if Buyer does not timely exercise the PRCVEA Call Option in accordance with Section 5.18(a), prior to the Closing the Sellers shall keep Buyer informed on a reasonably timely basis as to the status of the negotiations with Bahía Blanca’s Port Authority to extend the standby term granted to PRC to fulfill its obligations under the Bahía Blanca’s Port Concession Agreement, dated September 2008 (and as further amended and extended), by and between PRC and Bahía Blanca’s Port Authority; provided, that notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to inform Buyer of any matter (including the contents of any communications) if doing so would, in the Sellers’ reasonable judgment, (i) jeopardize any attorney client or other legal privilege or immunity or protection from disclosure, (ii) violate any Contract or contravene any applicable Law or fiduciary duty (provided, however, that upon Buyer’s request, the Sellers shall use commercially reasonable efforts to cooperate with Buyer to put in place arrangements to permit such disclosure without violating such Contracts or contravening such Laws or fiduciary duties) or (iii) result in the disclosure of competitively-sensitive information.

5.21 Ancillary Agreements; Related Actions. On or prior to the Closing Date, (a) the Sellers (or one or more of their respective Affiliates) and Buyer shall enter into, execute and deliver (i) a transition services agreement (the “General Transition Services Agreement”) in the form set forth in Exhibit B and (ii) an investor agreement in the form set forth in Exhibit D (the “Investor Agreement”) and (b) the Sellers shall cause (i) the Company and Vale Cubatão to enter into, execute and deliver (A) the TIPLAM Agreements, (B) the Facilities Sharing Agreement and (C) a transition services agreement (the “Cubatão Transition Services Agreement”) in the form set forth in Exhibit C, and (ii) Parent, the Company, Compañia Minera Miski Mayo S.R.L. and Vale Potash Canada Limited and, assuming that if the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), PRCVEA to enter into, execute and deliver the IT Migration Agreement. On or prior to the Closing Date, except in the circumstances specified in Section 5.15(c) of the Sellers Disclosure Schedules, the Sellers shall cause Brazil Landco and the Company to enter into, execute and deliver a deed of creation of surface rights in the form of Exhibit E (the “Brazil Surface Rights Deed”). Unless and until Item 30 of Section 5.15(b) of the Sellers Disclosure Schedules shall have been completed in accordance with Section 5.15(b), the Sellers and Buyer shall (i) negotiate in good faith as promptly as reasonably practicable after the date hereof (and in any event prior to the earlier to occur of the Closing or the completion of the Cubatão Restructuring in accordance with Section 5.15 in all material respects), two agreements for the sale and purchase of ammonia, by and between the Company and Vale Cubatão, in each case on terms and conditions consistent in all material respects with those set forth in the Services Agreement (except for such deviations as shall be required such that the Governmental Consent referred to in Item 30 of Section 5.15(b) of the Sellers Disclosure Schedules need not be obtained in connection therewith (it being understood that each of the two agreements shall be made in compliance in all respects with applicable Tax Laws)) and otherwise in form and substance reasonably satisfactory to the Sellers and Buyer (such agreements, collectively, the “Secondary Ammonia Purchase and Sale Agreements”) and (ii) acknowledge and agree that the Contract for Sale and Purchase of Ammonia referred to in the definition of “TIPLAM Agreements” herein shall be updated to contain a covenant pursuant to which the Company shall undertake to import the ammonia to be acquired and used by Vale Cubatão by using the Company’s branch located in the City of Cajati, State of São Paulo (Brazil); provided, however, that Vale Cubatão shall be responsible for all Tax consequences to the extent they (x) adversely affect the Company Group, (y) result from the execution and delivery of, and the consummation of the transactions contemplated by, the Secondary Ammonia Purchase and Sale Agreements and (z) would not have arisen had the Company and Vale Cubatão entered into the Services Agreement at the time the Company and Vale Cubatão entered into the Secondary Ammonia Purchase and Sale Agreements. If the Secondary Ammonia Purchase and Sale Agreements shall have been executed, then, as promptly as reasonably practicable (but in any event no later than thirty (30) days) following the completion of Item 30 of Section 5.15(b) of the Sellers Disclosure Schedules in accordance with Section 5.15(b), the Sellers (and, following the Closing, Buyer) shall cause the Company and Vale Cubatão to (i) terminate the Secondary Ammonia Purchase and Sale Agreements and (ii) enter into, execute and deliver the Services Agreement.

5.22 Resignation of Directors. At the request of Buyer at least ten (10) Business Days prior to the Closing, the Sellers shall use their respective reasonable best efforts to obtain and deliver to Buyer executed letters of resignation of each director and officer of the Company Group designated by Buyer, pursuant to which such designated director or officer will resign as director or officer, as applicable, effective as of the Closing; provided, however, that the Sellers shall have no obligation to obtain or deliver any letter of resignation from (a) any director or officer that has been nominated or appointed by a Third Party in accordance with the Governing Documents of any member of the Company Group or a Contract listed on Section 5.22 of the Sellers Disclosure Schedules or (b) any director of any member of the Company Group that has been nominated or appointed by the employees of such member of the Company Group in accordance with the Governing Documents of such member of the Company Group.

5.23 Expansion CapEx; Sustaining CapEx. During the Pre-Closing Period, (i) the Sellers shall, and shall cause the Company Group to, provide Buyer reasonable advance written notice before committing to, or making, any Expansion CapEx or Sustaining CapEx, and (ii) the Sellers shall not, and the Sellers shall cause the Company Group not to, commit to or make any Expansion CapEx or Sustaining CapEx without the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned), in each case of clauses (i) and (ii), to the extent such Expansion CapEx or Sustaining CapEx would, if made, result in an Expansion CapEx Excess or Sustaining CapEx Excess, as applicable.

5.24 Board of Directors. Buyer shall take all necessary or appropriate action to, effective as of the Closing, (a) increase the size of Buyer’s Board of Directors by one (1) director and (b) cause the resulting vacancy to be filled by one (1) individual designated by Parent by written notice to Buyer at least five (5) Business Days prior to the Closing Date; provided, however, that if such individual designated by Parent, upon the reasonable determination of Buyer’s Board of Directors or its Governance Committee, (w) does not have the requisite skill and experience to serve as a director of a publicly traded company (it being agreed that any current or former director or executive officer of Parent shall be deemed to have such requisite skill and experience), (x) is prohibited or disqualified from serving as a Director pursuant to any applicable Law (including any applicable rules or regulations of the SEC or national securities exchange), (y) does not satisfy the applicable governance guidelines and qualification standards of Buyer in effect on the date hereof (as such guidelines or standards may hereafter be amended, restated, supplemented or modified; provided that no such amendment, restatement, supplement or modification shall be made or entered into with the intention of preventing Parent from designating any individual to serve as its designee on Buyer’s Board of Directors) or (z) has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act, then Buyer shall notify Parent thereof in writing as promptly as practicable and afford Parent a reasonable opportunity prior to the Closing Date to select a replacement for such individual.

5.25 Stock Exchange Listing. Buyer shall cause the Buyer Shares to be approved for listing on the New York Stock Exchange, subject to official notices of issuance, prior to the Closing.

5.26 Retained Names; Intellectual Property License.

(a) Retained Names. Notwithstanding anything to the contrary in this Agreement, no interest in or right to use the name “Vale” or “Vale Fertilizantes” or any logo, trademark, service mark, domain name or trade name or any derivation thereof of the Sellers or their respective Affiliates with respect to, similar to or associated with the foregoing (collectively, the “Retained Names and Marks”) is being transferred to Buyer pursuant to the transactions contemplated hereby, and, except as expressly provided below, the use of any Retained Names and Marks in connection with the Business shall cease as of the Closing Date. Buyer will, and will cause its Affiliates (including the Company Group) to, (i) as promptly as practicable following the Closing Date, but in any event within ninety (90) days thereafter, (A) change or cause to be changed the corporate and business names and trade names (i.e., d/b/a) of each member of the Company Group, to the extent such names include any of the Retained Names and Marks, to a name that does not include any of the Retained Names and Marks and is not confusingly similar thereto or dilutive thereof, and cease to refer to themselves as, or do business under, the Retained Names and Marks or any name that includes any of the Retained Names and Marks, and (B) remove or obliterate all the Retained Names and Marks from its consumer-facing signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents and other consumer-facing items and materials of the Business, and (ii) not put into use after the Closing Date any such items and materials that bear any Retained Name or Mark or any name, mark or logo similar thereto. For ninety (90) days after the Closing Date, at Buyer’s request, the Sellers and their respective Affiliates shall display on their websites and in social media, in the locations previously addressing the Business, a mutually-agreed statement about the transactions contemplated hereby and a link to a website designated by Buyer.

(b) Intellectual Property License. Effective as of and only upon the Closing Date:

(i) Subject to the terms and conditions of this Agreement, the Sellers and their respective Affiliates hereby grant to Buyer and its Affiliates (including the Company Group) a non-exclusive, perpetual, irrevocable, non-sublicensable (except as provided in Section 5.26(b)(iv)) and non-assignable (except as provided in Section 5.26(b)(iii)), royalty-free, fully paid-up, worldwide license, in connection with the current and future operation of the Business (including any natural extensions thereof), under any Intellectual Property (other than Trademarks), if applicable, that is owned by the Sellers and their respective Affiliates as of the Closing Date and that was used in connection with the Business as of or prior to the Closing Date. For the avoidance of doubt, the license in this Section 5.26(b)(i) shall not be deemed to extend to the pre-existing businesses of Buyer or its Affiliates.

(ii) Subject to the terms and conditions of this Agreement, Buyer and its Subsidiaries hereby grant to the Sellers and their respective Affiliates a non-exclusive, perpetual, irrevocable, non-sublicensable (except as provided in Section 5.26(b)(iv)) and non-assignable (except as provided in Section 5.26(b)(iii)), royalty-free, fully paid-up, worldwide license, in connection with the current and future operation of their businesses (including any natural extensions thereof), under any Intellectual Property (other than any Trademarks), if applicable, owned by the Company Group as of the Closing Date and that was used in connection with the business of the Sellers as of or prior to the Closing Date. For the avoidance of doubt, no license is being granted by Buyer or any of its Subsidiaries in connection with any Intellectual Property that is exclusively used in the Business.

(iii) Notwithstanding the assignment provision in Section 12.06 below, the Sellers and their respective Affiliates, and each of their successors and assigns, on the one hand, or Buyer and its Subsidiaries, and each of their successors and assigns, on the other hand, as the case may be, may (A) assign the license set forth in Section 5.26(b)(i) or 5.26(b)(ii), respectively, in whole or in part to any of their Affiliates or Subsidiaries, as applicable, or in connection with a merger, consolidation, restructuring or sale of all, or substantially all, of any of the businesses (including the Cubatão Business) or any material portion of the assets to which the license relates, so long as (x) the assignment shall not be deemed to extend to the pre-existing businesses of a successor or its Affiliates and (y) the assignee agrees in writing to be bound by the applicable provisions of this Section 5.26(b); and (B) assume this license in bankruptcy. In the event of a permitted assignment hereunder, the license granted herein shall bind the parties and their respective successors and permitted assigns to the applicable provisions of this Section 5.26(b).

(iv) The Sellers and their respective Affiliates, and each of their successors and assigns, on the one hand, or Buyer and its Subsidiaries, and each of their successors and assigns, on the other hand, as the case may be, may sublicense the license set forth in Section 5.26(b)(i) or 5.26(b)(ii), as applicable, to (x) its and their vendors, consultants, contractors and suppliers, in connection with their providing services to the Sellers or their respective Affiliates, or to Buyer or its Subsidiaries, as applicable and (y) its and their distributors, customers and end-users, in connection with the distribution, licensing, offering and sale of the current and future products and services of each party, but in each case of (x) and (y), not for the independent use of such Persons.

(v) This Section 5.26 shall not apply to any Intellectual Property used in the provision of Overhead and Shared Services and shall not obligate either Party to deliver any information or tangible materials to the other Party except as required elsewhere in this Agreement.

5.27 Shared Contracts. If any Contract to which either the Sellers or their respective Affiliates are a party provides material services or goods or other benefits to the Business and the Company Group, but also provides material services, goods or other benefits to any of the Sellers’ or their respective Affiliates’ other businesses (such Contract, a “Shared Contract”), then from and after the date hereof until the two (2) month anniversary of the Closing Date, Buyer and the Sellers shall cooperate and use their commercially reasonable efforts to separate each such Shared Contract with such separation to become effective on the Closing Date and, if such Shared Contract is not so separated on the Closing Date, as soon as reasonably practicable after the Closing Date (and in any event prior to the two (2) month anniversary of the Closing Date), in each case, (i) on substantially the same terms as such Shared Contract is currently in effect or other terms reasonably mutually agreeable to the Parties and (ii) so that, from and after the Closing Date (or later date if applicable), the Sellers and their respective Affiliates (other than the Company Group), on the one hand, and the Company Group, on the other hand, shall be entitled to the rights and benefits and shall assume the related portion of any Liabilities inuring to their respective businesses under such Shared Contract; provided, however, that (A) neither the Sellers, Buyer nor any of their respective Affiliates shall have any obligation to pay any consideration, expend any money (other than reasonable internal costs), commence any litigation or offer or grant any accommodation (financial or otherwise) to any Person for the purpose of separating such Shared Contract and (B) in connection therewith, the Sellers shall not, and shall cause their respective Affiliates (including, if prior to the Closing, the Company Group) not to,

(x) commit to make any payments other than cash payments that are paid in full prior to the Closing or (y) make any non-monetary concession that would purport to bind Buyer, its Affiliates (including the Company Group) or the Business following the Closing. If any such Shared Contract has not been so separated on the Closing Date and, at least twenty (20) Business Days prior to the Closing Date Buyer shall have so requested in writing to the Sellers, then from and after the Closing until the earlier of the two (2) month anniversary of the Closing Date and the date the separation of such Shared Contract is obtained and made effective, to the extent permitted by applicable Law and by the terms of such Shared Contract, the Parties shall cooperate with each other and use their commercially reasonable efforts to obtain for the Business and the Company Group an arrangement with respect thereto to provide for the Business and the Company Group substantially comparable benefits therein and to otherwise put the Business and the Company Group (and their respective Affiliates) in the position they would have been in had such Shared Contract been separated on the Closing Date, it being understood that any such arrangement shall cause (1) the benefits associated with that portion of such Shared Contract that relates to the Business to be enjoyed by the Business and the Company Group; (2) the obligations associated with that portion of such Shared Contract that relates to the Business to be borne by the Business and the Company Group; (3) the benefits associated with that portion of such Shared Contract that relates to any of the Sellers’ or their respective Affiliates’ (other than the Company Group) other businesses to be enjoyed by the Sellers and their respective Affiliates (other than the Company Group); and (4) the obligations associated with that portion of each Shared Contract that relates to any of the Sellers’ or their respective Affiliates’ (other than the Company Group) other businesses to be borne by the Sellers and their respective Affiliates (other than the Company Group).

5.28 Termination of Overhead and Shared Services. Buyer acknowledges and agrees that, except as otherwise expressly provided in the General Transition Services Agreement or the Cubatão Transition Services Agreement, effective as of the Closing Date (a) all Overhead and Shared Services provided by or to the Business or any member of the Company Group shall cease and (b) the Sellers and their respective Affiliates shall have no further obligation to provide any such Overhead and Shared Services to the Business or any member of the Company Group.

5.29 Confidentiality.

(a) The Confidentiality Agreement is hereby amended to continue in full force and effect until the earlier of the Closing and the termination of this Agreement in accordance with Section 10.01, at which time (i) if this Agreement shall have been terminated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms and (ii) if the Closing shall have occurred, the Confidentiality Agreement shall terminate with respect to that portion of the materials relating to the Business and the Company Group.

(b) For a period of five (5) years following the Closing, the Sellers shall, and shall cause their respective officers, directors, employees, controlled Affiliates, agents and other representatives to, hold in confidence to the same extent that the Sellers hold in confidence their other confidential information, and not use in their businesses or otherwise, any Confidential Information (as defined in the Confidentiality Agreement) relating to the Business in the possession of the Sellers or any of the other foregoing

Persons; provided, however, that (i) the foregoing shall not apply to any Confidential Information to the extent relating to any businesses of the Sellers and their respective Affiliates (other than the Business, but including the Cubatão Business) and (ii) the Sellers shall not be liable hereunder with respect to any disclosure to the extent such disclosure is determined by the Sellers (with the advice of counsel) to be required by any applicable Law, including applicable rules of any securities exchange. In the event that any Seller or any of their respective officers, directors, employees, controlled Affiliates, agents or other representatives is required by any applicable Law to disclose any such information, such Seller shall (A) to the extent permissible by such applicable Law, provide Buyer with prompt written notice of such requirement, (B) disclose only that information that such Seller determines (with the advice of counsel) is required by such applicable Law to be disclosed and (C) use reasonable efforts to preserve the confidentiality of such information, including by, at Buyer’s request, reasonably cooperating with Buyer to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information (at Buyer’s sole cost and expense).

(c) For a period of five (5) years following the Closing, Buyer shall, and shall cause its officers, directors, employees, controlled Affiliates (including all members of the Company Group), agents and other representatives to, hold in confidence to the same extent that Buyer holds in confidence its other confidential information, and not use in its businesses or otherwise, any Confidential Information (as defined in the Confidentiality Agreement) relating to the businesses of the Sellers and their Affiliates (including the Cubatão Business, but excluding the Business) in the possession of Buyer or any of the other foregoing Persons (including any member of the Company Group); provided, however, that (i) the foregoing shall not apply to any Confidential Information to the extent relating to the Business and (ii) Buyer shall not be liable hereunder with respect to any disclosure to the extent such disclosure is determined by Buyer (with the advice of counsel) to be required by any applicable Law, including applicable rules of any securities exchange. In the event that Buyer or any of its officers, directors, employees, controlled Affiliates, agents or other representatives is required by any applicable Law to disclose any such information, Buyer shall (i) to the extent permissible by such applicable Law, provide the Sellers with prompt written notice of such requirement, (ii) disclose only that information that Buyer determines (with the advice of counsel) is required by such applicable Law to be disclosed and (iii) use reasonable efforts to preserve the confidentiality of such information, including by, at any Seller’s request, reasonably cooperating with the Sellers to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information (at the Sellers’ sole cost and expense).

5.30 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by the Sellers (or, if applicable, any purchaser of the Cubatão Business), for a period of seven (7) years after the Closing or, if earlier, the expiration of the relevant period for the statutes of limitations (including any extensions thereof) (provided, however, that Buyer shall retain the Books and Records and the Cubatão Books and Records with respect to

Tax matters that are in Buyer’s or its Subsidiaries’ possession at the Closing (or provided to Buyer or its Subsidiaries by the Sellers or their Affiliates after the Closing pursuant to the IT Migration Agreement) until the expiration of the applicable statute of limitations (including any extensions thereof and to abide by all record retention agreements entered into with any Tax Authority)), Buyer shall (i) retain the Books and Records and the Cubatão Books and Records of the members of the Company Group relating to periods prior to the Closing that are in Buyer’s or its Subsidiaries’ possession at the Closing (or provided to Buyer or its Subsidiaries by the Sellers or their Affiliates after the Closing pursuant to the IT Migration Agreement) and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Sellers (and, if applicable, any purchaser of the Cubatão Business) reasonable access (including the right to make, at the expense of the Sellers (or any purchaser of the Cubatão Business), photocopies), during normal business hours, to such Books and Records (in the case of the Sellers) or Cubatão Books and Records (in the case of the Sellers or, if applicable, any purchaser of the Cubatão Business), in each case, that are in Buyer’s or its Subsidiaries’ possession at the Closing and, in the case of any Cubatão Books and Records, that have not otherwise been delivered to the Sellers in connection with the Cubatão Restructuring, for any reasonable purpose, subject in all cases to reasonable restrictions imposed from time to time upon advice of counsel in respect of applicable Laws relating to the confidentiality of information (including any Antitrust Laws). Buyer shall notify the Sellers at least twenty (20) Business Days in advance of destroying any such Books and Records and shall notify the Sellers (and, if applicable, any purchaser of the Cubatão Business) at least twenty (20) Business Days in advance of destroying any such Cubatão Books and Records, in each case, prior to the seventh (7th) anniversary of the Closing, in order to provide the Sellers the opportunity to copy such Books and Records and provide the Sellers or, if applicable, any purchaser of the Cubatão Business, the opportunity to copy such Cubatão Books and Records, in each case in accordance with this Section 5.30(a).

(b) In order to facilitate the resolution of any claims made against or incurred by Buyer relating to the Business, for a period of seven (7) years after the Closing or, if earlier, the expiration of the relevant period for the statutes of limitations (including any extensions thereof) (provided, however, that the Sellers shall retain the Books and Records with respect to Tax matters that are in the possession of the Sellers or their respective Affiliates (other than the Company Group) at the Closing until the expiration of the applicable statute of limitations (including any extensions thereof and to abide by all record retention agreements entered into with any Tax Authority)), the Sellers shall (i) retain the Books and Records relating to periods prior to the Closing which are in the possession of the Sellers or their respective Affiliates (other than the Company Group) at the Closing and shall not otherwise have been delivered to Buyer and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of Buyer reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such Books and Records that are in the possession of the Sellers or their respective Affiliates at the Closing and have not otherwise been delivered to Buyer for any reasonable purpose, subject in all cases to reasonable restrictions imposed from time to time upon advice of counsel in respect of applicable Laws relating to the confidentiality of information (including any Antitrust Laws). The Sellers shall notify Buyer at least twenty (20) Business Days in advance of destroying any such Books and Records prior to the seventh (7th) anniversary of the Closing in order to provide Buyer the opportunity to copy such Books and Records in accordance with this Section 5.30(b).

(c) In addition, following the Closing, Buyer and the Company Group shall make available to Parent (i) the executive officers and employees of the members of the Company Group whose assistance, expertise, testimony, notes, recollections or presence (including participation as a witness in a deposition, hearing or trial) and (ii) any information or documents reasonably requested by Parent that are, necessary or appropriate to assist Parent in the defense or prosecution of any legal action or proceeding or similar matter on behalf of the Company with respect to the Petros Pension Plan Litigation; provided, however, that nothing in this Section 5.30(c) shall require the provision of any such information, cooperation or assistance to the extent it would unreasonably interfere with the normal business operations of Buyer or its Affiliates (including the Company Group). Parent shall (A) promptly upon request by Buyer, reimburse Buyer and its Affiliates (including the Company Group) for all reasonable and documented out-of-pocket fees and expenses of Buyer and its Affiliates (including the Company Group) and all reasonable and documented fees and expenses of their respective outside representatives incurred in connection with the cooperation of Buyer and its Affiliates (including the Company Group) in providing the Sellers or their Affiliates any such information, cooperation or assistance pursuant to this Section 5.30(c) and (B) except in the case of Buyer’s or its Affiliates’ willful misconduct, fraud or gross negligence, indemnify and hold harmless Buyer and its Affiliates (including the Company Group), and their respective officers, employees and representatives, against any claim, Loss, damage, interest, injury, Liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of outside representatives) or settlement payment incurred as a result of such cooperation and any information utilized in connection therewith.

5.31 Insurance. From and after the Closing, with respect to any act, omission, event or circumstance relating to the Company Group or the Business that occurred or existed prior to the Closing that is covered by occurrence-based insurance policies under which the Company Group or the Business is a named insured (a “Covered Insurance Claim”), Buyer shall, upon the request of Parent, cause the Company Group to (in the case of any such policies that are held by the Company Group), and the Company Group may (in the case of any such policies that are held by the Sellers or any of their respective Subsidiaries (other than the Company Group)), make such Covered Insurance Claim under such occurrence-based policies subject only to the terms and conditions of such occurrence-based policies to the extent such coverage is available and (in the case of any such policies that are held by the Company Group) use commercially reasonable efforts to collect the insurance proceeds with respect thereto; provided, however, that the Company Group shall (i) first notify the Sellers (or a local third-party claims administrator designated by the Sellers in writing) of each such Covered Insurance Claim and (ii) be responsible for all costs incurred in pursuing such Covered Insurance Claim and any amount of a Covered Insurance Claim that falls below applicable deductibles or self-insured retentions. The Sellers shall provide reasonable assistance, as may be reasonably requested by the Company Group from time to time, in submitting a Covered Insurance Claim and in collecting the insurance proceeds with respect to a Covered Insurance Claim on behalf of the Company Group. Any insurance proceeds collected by any member of the Company Group in respect of a

Covered Insurance Claim (net of the reasonable cost and expense related to obtaining such insurance proceeds) shall promptly be remitted to the Sellers to the extent such Covered Insurance Claim shall have been adequately addressed prior to the Closing by the Sellers, the Company Group or their respective Affiliates (it being understood that (A) the Sellers shall be entitled to all such net insurance proceeds relating to any business interruption prior to the Closing and (B) any Covered Insurance Claim relating to a casualty loss shall be deemed to have been adequately addressed if the insured asset was repaired or replaced by assets that are substantially comparable prior to the Closing). The Sellers and their respective Affiliates shall not commute or otherwise terminate any insurance policies that may provide coverage for a Covered Insurance Claim.

5.32 Directors and Officers Indemnification. For a period of at least six (6) years after the Closing Date, Buyer shall not permit any member of the Company Group to amend, repeal or modify any provision in the Governing Documents of such member of the Company Group relating to the exculpation, indemnification or advancement of expenses with respect to any individual who is now, or who has been at any time prior to the date of this Agreement, or who becomes prior to the Closing, a director or officer of such member of the Company Group (each, a “D&O Indemnified Person”) in any manner that would make such provision less favorable to such D&O Indemnified Persons than as set forth in the Governing Documents of such member of the Company Group at the Closing, in connection with acts or omissions occurring on or prior to the Closing Date, whether asserted or claimed prior to, on or after the Closing Date (including in respect of any matters arising in connection with this Agreement or the transactions contemplated hereby), unless, and only to the extent, required by applicable Law.

5.33 Credit Support for the Business. From and after the Closing, Buyer shall cause the Company Group to indemnify and hold harmless the Sellers and their respective Affiliates (other than the Company Group) from and against any Losses incurred by any Seller or any of their respective Affiliates resulting from any payment or performance obligations incurred by the Sellers or any of their Affiliates following the Closing under any guarantee or credit support provided by, or any letter of credit, performance bond or surety posted by, any Seller or any of their respective Affiliates (other than the Company Group) or any third party on behalf of any Seller or any of their respective Affiliates (other than the Company Group) with respect to the Business or for the benefit of any member of the Company Group or any Company Joint Venture (the “Financial Assurances”), unless the Sellers and their respective Affiliates (other than the Company Group) have materially breached their obligation to reasonably cooperate with Buyer and the Company Group in respect of the return or unconditional release thereof pursuant to this Section 5.33. On or as promptly as reasonably practicable after the Closing Date, Buyer shall, and shall cause the Company Group to use its reasonable best efforts (and the Sellers and their respective Affiliates (other than the Company Group) shall reasonably cooperate with Buyer and the Company Group) to, cause the return or unconditional release by the applicable counterparty of the Financial Assurances listed on Section 5.33 of the Sellers Disclosure Schedules, including by providing substitute guarantees, furnishing letters of credit, instituting escrow arrangements or posting surety or performance bonds.

5.34 Brazil Landco Put and Call Option.

(a) Brazil Landco Put Option.

(i) Buyer hereby grants to Parent an option (the “Brazil Put Option”) to sell to Buyer, and Buyer shall be obligated to purchase from Parent or its applicable Affiliate upon exercise of such option by Parent, all (and not less than all) of the Brazil Landco Shares, at the Brazil Option Price, in accordance with the terms of this Agreement. Buyer may designate any of its Affiliates to purchase the Brazil Landco Shares upon exercise of the Brazil Put Option; provided, however, that upon such designation, Buyer will continue to be obligated to perform its obligations set forth in this Section 5.34.

(ii) The Brazil Put Option may be exercised by Parent after the Closing at any time following the occurrence of a Brazil Put and Call Trigger Event by delivery to Buyer of a written notice (the “Brazil Put Notice”) stating that a Brazil Put and Call Trigger Event has occurred and that Parent wishes to exercise the Brazil Put Option at the Brazil Option Price.

(b) Brazil Landco Call Option.

(i) Parent hereby grants to Buyer an option (the “Brazil Call Option”) to purchase from Parent or its applicable Affiliate, and Parent or such Affiliate shall be obligated to sell to Buyer upon exercise of such option by Buyer, all (and not less than all) of the Brazil Landco Shares, at the Brazil Option Price, in accordance with the terms of this Agreement. Buyer may designate any of its Affiliates to purchase the Brazil Landco Shares from Parent or its applicable Affiliate upon exercise of the Brazil Call Option; provided, however, that upon such designation, Buyer will continue to be obligated to perform its obligations set forth in this Section 5.34.

(ii) The Brazil Call Option may be exercised by Buyer after the Closing at any time following the occurrence of a Brazil Put and Call Trigger Event by delivery to Parent of a written notice (the “Brazil Call Notice”) stating that a Brazil Put and Call Trigger Event has occurred and that Buyer wishes to exercise the Brazil Call Option at the Brazil Option Price.

(c) Process of Brazil Call/Put Option. Within fifteen (15) Business Days of the delivery of the Brazil Call Notice or a Brazil Put Notice, as applicable:

(i) Buyer shall cause a member of the Company Group to pay the Brazil Option Price in Brazilian Reais in immediately available funds (without any deduction whatsoever) to Parent or its designee into a bank account to be specified by Parent either (A) in the Brazil Put Notice, in the event of an exercise of the Brazil Put Option, or (B) by written notice to Buyer sent within two (2) Business Days from delivery of the Brazil Call Notice, in the event of an exercise of the Brazil Call Option;

(ii) Upon Buyer’s request, Parent shall cause the directors and officers of Brazil Landco to deliver a power-of-attorney to the individuals specified by Buyer in form and substance reasonably acceptable to Buyer, granting such individuals the authority and power necessary to manage and represent Brazil Landco, including in connection with the transfer of the Brazil Landco Shares to the Company or any of its Affiliates;

(iii) Parent or its applicable Affiliate shall cause all directors and officers of Brazil Landco appointed by Parent (or by the Affiliate of Parent that is the owner of Brazil Landco Shares at the time of transfer) to resign by delivering to the Company a resignation letter in form and substance customary for director resignation letters in Brazil; and

(iv) Parent shall transfer, or cause the Affiliate of Parent that is the owner of Brazil Landco Shares at that time to transfer, to the Company (or its designated Affiliate), and Buyer shall cause the Company (or its designated Affiliate) to acquire, all Brazil Landco Shares (including all rights, title and interest thereto) free and clear of any Encumbrances pursuant to applicable Law (including Brazilian Law), including by executing and delivering all appropriate corporate documents to effect the transfer.

5.35 Argentina Landco Put and Call Option.

(a) Argentina Put Option.

(i) Buyer hereby grants to Parent an option (the “Argentina Put Option”) to sell to Buyer, and Buyer shall be obligated to purchase from Parent or its applicable Affiliate upon exercise of such option by Parent, all (and not less than all) of the Argentina Landco Shares, at the Argentina Option Price, in accordance with the terms of this Agreement. Buyer may designate any of its Affiliates to purchase the Argentina Landco Shares upon exercise of the Argentina Put Option; provided, however, that upon such designation, Buyer will continue to be obligated to perform its obligations set forth in this Section 5.35; provided, further, that in the event that, at the Closing, the Selling Entities shall not own directly or indirectly all of the outstanding capital stock of PRC, then Buyer shall be required to designate PRC to purchase the Argentina Landco Shares upon exercise of the Argentina Put Option.

(ii) The Argentina Put Option may be exercised by Parent, if Buyer has timely exercised the PRCVEA Call Option in accordance with Section 5.18(a), after the Closing at any time following the occurrence of an Argentina Put and Call Trigger Event by delivery to Buyer of a written notice (the “Argentina Put Notice”) stating that an Argentina Put and Call Trigger Event has occurred and that Parent wishes to exercise the Argentina Put Option at the Argentina Option Price.

(b) Argentina Call Option.

(i) Parent hereby grants to Buyer an option (the “Argentina Call Option”) to purchase from Parent or its applicable Affiliate, and Parent or such Affiliate shall be obligated to sell to Buyer upon exercise of such option by Buyer, all (and not less than all) of the Argentina Landco Shares, at the Argentina Option Price, in accordance with the terms of this Agreement. Buyer may designate any of its Affiliates to purchase the Argentina Landco Shares from Parent or its applicable Affiliate upon exercise of the Argentina Call Option; provided, however, that upon such designation, Buyer will continue to be obligated to perform its obligations set forth in this Section 5.35.

(ii) The Argentina Call Option may be exercised by Buyer, if Buyer has timely exercised the PRCVEA Call Option in accordance with Section 5.18(a), after the Closing at any time following the occurrence of an Argentina Put and Call Trigger Event by delivery to Parent of a written notice (the “Argentina Call Notice”) stating that an Argentina Put and Call Trigger Event has occurred and that Buyer wishes to exercise the Argentina Call Option at the Argentina Option Price; provided, further, that in the event that, at the Closing, the Selling Entities shall not own directly or indirectly all of the outstanding capital stock of PRC, then Buyer shall be required to designate PRC to purchase the Argentina Landco Shares upon exercise of the Argentina Call Option.

(c) Process of Argentina Call/Put Option. Within fifteen (15) Business Days of the delivery of an Argentina Call Notice or an Argentina Put Notice, as applicable:

(i) Buyer shall cause a member of the Company Group to pay the Argentina Option Price in U.S. Dollars in immediately available funds (without any deduction whatsoever) to Parent or its designee into a bank account to be specified by Parent either (A) in the Argentina Put Notice, in the event of an exercise of the Argentina Put Option or (B) by written notice to Buyer sent within two (2) Business Days from delivery of the Argentina Call Notice, in the event of an exercise of the Argentina Call Option;

(ii) Upon Buyer’s request, Parent shall cause the directors and officers of Argentina Landco to deliver a power-of-attorney to the individuals specified by Buyer in form and substance reasonably acceptable to Buyer, granting such individuals the authority and power necessary to manage and represent Argentina Landco, including in connection with the transfer of the Argentina Landco Shares to the Company or any of its Affiliates;

(iii) Parent shall cause all directors and officers of Argentina Landco appointed by Parent (or by the Affiliate of Parent that is the owner of the Argentina Landco Shares) to resign by delivering to the Company a resignation letter addressed to Argentina Landco in form and substance customary for director resignation letters in Argentina;

(iv) Prior to transferring the Argentina LandCo Shares, Buyer and Parent shall cause Argentina Landco to (A) approve the performance of all directors, syndics and officers of Argentina Landco appointed by Parent (or by the Affiliate of Parent that is the owner of the Argentina Landco Shares), except to the extent such performance was an act of willful misconduct, fraud or gross negligence by any such director, syndic or officer, and (B) appoint as directors, syndics and officers of Argentina Landco the individuals designated by Buyer; and

(v) Parent shall transfer, or cause the Affiliate of Parent that is the owner of the Argentina Landco Shares at that time to transfer, to Buyer or its Affiliate designated in accordance with Section 5.35(a)(i) or Section 5.35(b)(i), as applicable, by duly signing the transfer notices foreseen by the Argentina General Companies Law, and Buyer shall (or shall cause such Affiliate, as applicable, to) acquire, all the Argentina Landco Shares (including all rights, title and interest thereto) free and clear of any Encumbrances pursuant to applicable Law (including Argentina Law), including by executing and delivering all appropriate corporate documents to effect the transfer.

5.36 Seeking Certain Permits.

(a) If, at the Closing, any of the Permits, or any of the actions, set forth on Section 11.02(g) of the Buyer Disclosure Schedules have not been obtained or completed, as applicable, Buyer shall, and Buyer shall cause its Affiliates (including, following the Closing, the Company Group) to, seek (i) to obtain such Permits and (ii) to complete such actions, in each case, at the applicable time in the Ordinary Course.

(b) If, at the Closing, the Environmental Operational License (Licença Ambiental de Operação) necessary and required to operate the Expanded Tapira Dam has not been obtained, Buyer shall, and Buyer shall cause its Affiliates (including, following the Closing, the Company Group) to, seek to obtain such Permit and all other Permits necessary and required to operate the Expanded Tapira Dam following the Closing, in each case, at the applicable time in the Ordinary Course.

(c) In the event, following the Closing, of any failure to obtain any of the Permits, or complete any of the actions, set forth on Section 11.02(g) of the Buyer Disclosure Schedules or any failure to obtain the Environmental Operational License (Licença Ambiental de Operação) necessary and required to operate the Expanded Tapira Dam, then Buyer shall, and Buyer shall cause its Affiliates (including the Company Group) to, seek to implement alternative measures at the applicable time in the Ordinary Course (acting in a manner consistent with a Person that was not entitled to the indemnification contemplated pursuant to Section 11.02(g) and Section 11.02(h)) to mitigate any Losses arising therefrom.

ARTICLE VI

TAX MATTERS

6.01 Apportionment of Liability for Taxes.

(a) Transaction Taxes.

(i) Any Shared Transaction Taxes shall be borne fifty percent (50%) by the Sellers and the remaining fifty percent (50%) shall be borne by Buyer.

(ii) Any Business Restructuring Transaction Taxes or Cubatão Restructuring Transaction Taxes shall be borne solely by the Sellers.

(iii) Any Brazil Rural Property Restructuring Transaction Taxes and Argentina Rural Property Restructuring Transaction Taxes shall be borne fifty percent (50%) by the Sellers and the remaining fifty percent (50%) shall be borne by Buyer.

(iv) The Sellers shall be responsible for arranging the payment or satisfaction of any Shared Transaction Taxes, Brazil Rural Property Restructuring Transaction Taxes and Argentina Rural Property Restructuring Transaction Taxes to the relevant Tax Authority. Parent shall provide written notice of such payment or satisfaction to Buyer, which shall include the amount of Shared Transaction Taxes, Brazil Rural Property Restructuring Transaction Taxes and Argentina Rural Property Restructuring Transaction Taxes paid or otherwise satisfied. Within ten (10) days after receiving such notice, Buyer shall pay and deliver to the applicable Selling Entity an amount equal to fifty percent (50%) of the Shared Transaction Taxes, Brazil Rural Property Restructuring Transaction Taxes and Argentina Rural Property Restructuring Transaction Taxes shown on such notice in cash in U.S. dollars, by wire transfer of immediately available funds to an account or accounts designated by Parent in such notice.

(v) For the avoidance of doubt, to the extent any Transaction Taxes are satisfied or reduced by the use of any Tax or accounting credit, refund or loss or similar Tax or accounting attribute (including any assets for Brazilian CFC purposes) to which either (i) in the case of any Transaction Taxes other than Argentina Rural Property Restructuring Transaction Taxes, the Sellers or any of their Affiliates (other than the Company Group) are entitled, or (ii) in the case of any Argentina Rural Property Restructuring Transaction Taxes, the Sellers or any of their Affiliates (including, for the avoidance of doubt, PRC, but excluding any other member of the Company Group) are entitled, as of the date that such Transaction Taxes are incurred (including, for the avoidance of doubt, any Transaction Taxes that would have been imposed but are not in fact imposed due to the use of such an attribute), such Transaction Taxes shall be deemed to have been paid by the Sellers in satisfaction of their obligations under this Section 6.01(a).

(vi) Buyer and the Sellers agree to cooperate and assist in any efforts to minimize, or secure any available exemptions from, any such Taxes referred to in this Section 6.01(a).

(vii) For the avoidance of doubt, upon the termination of this Agreement in accordance with Section 10.01 (other than upon the termination of this Agreement in accordance with Section 10.01(e) or Section 10.01(f)) Buyer shall promptly upon request by the Sellers, reimburse the Sellers for all Transaction Taxes for which Buyer is liable pursuant to this Section 6.01(a).

(b) The Sellers shall be responsible for any Taxes of the Company Group arising with respect to any taxable periods or portions thereof ending on or before the Closing Date (the “Pre-Closing Tax Period”) except for any Tax liabilities (other than deferred Tax liabilities) to the extent such Tax liabilities were reserved for or reflected in the Financial Statements or the Carve-Out Financial Statements. Buyer shall be responsible for any Taxes arising with respect to any taxable periods or portions thereof beginning on or after the day immediately after the Closing Date (the “Post-Closing Tax Period”). With respect to any taxable period beginning on or before the Closing Date and ending after the Closing Date (such period, the “Straddle Period”), (i) for Taxes imposed on a periodic basis (such as property taxes), the portion of the Tax allocated to the Pre-Closing Tax Period shall be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date (such period, the “Pre-Closing Straddle Period”), and the denominator of which is the total number of calendar days in the Straddle Period, and the balance shall be allocated to the Post-Closing Tax Period, and (ii) for income or similar Taxes and other Taxes not described in (i) above, the portion of the Tax allocated to the Pre-Closing Tax Period shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of business on the last day of the Pre-Closing Straddle Period and the other one of which began at the beginning of the day immediately after the Closing Date and ended at the close of business on the last day of the Straddle Period (such period, the “Post-Closing Straddle Period”), and items of income, gain, deduction, loss or credit of the Company Group for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company Group were closed at the close of business on the Closing Date, provided, however, that any activities or operations of the Company Group outside the Ordinary Course on the Closing Date but following the Closing shall be allocated to the Post-Closing Straddle Period. For purposes of clause (ii) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated between the Pre-Closing Straddle Period and the Post-Closing Straddle Period on a pro rata basis determined by allocating to the Pre-Closing Straddle Period a portion of such amount equal to the product of such amount and a fraction, the numerator of which is the number of calendar days in the Pre-Closing Straddle Period, and the denominator of which is the total number of calendar days in the Straddle Period, and allocating the balance of such amount to the Post-Closing Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated to a Pre-Closing Straddle Period under this Section 6.01(b) shall be computed by reference to the level of such items on the Closing Date.

6.02 Preparation of Tax Returns and Payment of Taxes.

(a) Pre-Closing Returns. In the case of Tax Returns that are required to be filed with any Tax Authority on or before the Closing Date, the Sellers shall prepare (or cause to be prepared) such Tax Returns in a manner consistent with past practice, except as otherwise required by applicable Law. In the case of Tax Returns that are required to be filed with any Tax Authority after the Closing Date with respect to a Pre-Closing Tax Period (other than a Straddle Period), the Company Group shall prepare (or cause to be prepared) such Tax Returns under the direction and supervision of the Sellers, in a manner consistent with past practice, except as otherwise required by applicable Law. The Sellers shall deliver any such Tax Return to Buyer for its review (i) in the case of annual income Tax Returns, at least forty-five (45) days prior to the date such Tax Return is required to be filed, (ii) in the case of Tax Returns required to be filed on a monthly basis or more frequently, at least ten (10) days prior to the date such Tax Return is required to be filed and (iii) in the case of other Tax Returns, at least thirty (30) days prior to the date such Tax Return is required to be filed and consider Buyer’s comments to such Tax Returns in good faith. In the case of any such Tax Returns referred to in this Section 6.02(a), all Taxes indicated as due and payable on such returns shall be the responsibility of the Sellers and shall be paid or will be paid by the Sellers as and when required by applicable Law. Such Tax Returns shall be true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable Law.

(b) Post-Closing Returns. Subject to Section 6.02(c), Buyer shall prepare or shall cause to be prepared all Tax Returns for Post-Closing Tax Periods required by applicable Law to be filed by the Company Group after the Closing Date and shall be responsible for the timely filing (taking into account any extensions received from the relevant tax authorities) of all such Tax Returns, it being understood that all Taxes indicated as due and payable on such returns shall be the responsibility of Buyer and shall be paid or will be paid by Buyer as when required by Law.

(c) In the case of Tax Returns of any member of the Company Group filed with respect to a Straddle Period or in respect of Transaction Taxes, Buyer shall prepare (or cause to be prepared) such Tax Returns in a manner consistent with past practice, except as otherwise required by applicable Law, and shall deliver any such Tax Return and any reasonably requested supporting Tax records or information related to the preparation of such Tax Returns to the Sellers for their review (i) in the case of annual income Tax Returns, at least forty-five (45) days prior to the date such Tax Return is required to be filed, (ii) in the case of Tax Returns required to be filed on a monthly basis or more frequently, at least ten (10) days prior to the date such Tax Return is required to be filed and (iii) in the case of other Tax Returns, at least thirty (30) days prior to the date such Tax Return is required to be filed. Buyer shall consider the Sellers comments to such Tax Returns in good faith. If the Sellers dispute any item on such Tax Return,

Parent shall notify Buyer of such disputed item (or items) and the basis for their objection. Buyer shall incorporate any reasonable comments made by the Sellers in the Tax Return actually filed; provided, however, that if Buyer and the Sellers cannot reach an agreement with respect to a position in a Tax Return for a Straddle Period or Transaction Taxes, the matter shall be resolved in accordance with Section 6.04.

6.03 Cooperation. After the Closing Date, each of Buyer and the Sellers shall make available to the other Party and its representatives such records and information as such Party may reasonably request for the preparation of any Tax Returns or other similar governmental reports that are required to be filed by such Party or for future Tax planning analysis, as well as such additional records as such Party may reasonably require for the defense of any audit, examination, administrative appeal or litigation concerning any such Tax Return or other similar governmental report or form, including executing and delivering such powers of attorney and other documents as are necessary to carry out the provisions of this Section 6.03. Any information obtained under this Section 6.03 shall be kept confidential except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding or defending any Tax claim or (ii) with the consent of the Sellers or Buyer, as the case may be. Buyer shall make available to the Sellers such Tax Returns and information as reasonably required by the Sellers to comply with its obligations under this Agreement.

6.04 Tax Matter Dispute. If, after negotiating in good faith, Buyer and the Sellers are unable to reach an agreement relating to any Tax matter under Article VI, the dispute shall be submitted to an internationally recognized accounting firm or law firm (the “Independent Tax Professional”). The Independent Tax Professional shall be bound by a mutually agreeable confidentiality agreement. The procedures of this Section 6.04 are exclusive and, except as set forth below, the determination of the Independent Tax Professional shall be final and binding on the Parties. The decision rendered pursuant to this Section 6.04 may be entered as a judgment in any court of competent jurisdiction. Either Party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 6.04. The other Party’s only defense to such a request for specific enforcement or other legal action shall be fraud by or upon the Independent Tax Professional or manifest error. Absent such fraud or manifest error, such other Party shall reimburse the Party seeking enforcement for its expenses related to such enforcement.

6.05 Contests.

(a) Buyer shall give written notice to the Sellers of the existence of any Tax audit, court proceeding or other dispute with respect to any Tax matter that affects the Company Group (each such Tax audit, court proceeding or other dispute, a “Contest”) relating to Taxes that are or may be the Sellers’ responsibility under this Agreement (including any Pre-Closing Taxes and any Transaction Taxes) within ten (10) days from the receipt by Buyer of any written notice of such Contest (provided, however, that if Buyer has a period of fewer than thirty (30) days under applicable Law to respond to such notice, Buyer shall provide written notice to the Sellers within the first one third (1/3rd) of such period having elapsed), but no failure to give such notice shall relieve the Sellers of any liability hereunder unless and to the extent (if any) that, in the Sellers’ reasonable judgment, such failure actually prejudices the economic, financial or legal rights of the Sellers with respect to such claim. Buyer shall attach with such notice all information and documentation reasonably necessary to evaluate such claim.

(b) Control of Contest.

(i) The Sellers shall, at their election, have the right to represent a Company Group member’s interests in any Contest relating to a Pre-Closing Tax Period, employ counsel of its choice at its expense and control the conduct of such Contest. The Sellers shall have the right to settle or dispose of any such Contest. The Sellers shall provide notice to Buyer of any such Contest to the extent reasonably practicable. Notwithstanding the foregoing, to the extent any Contest relating to a Pre-Closing Tax Period relates to Taxes which pursuant to this Agreement are the responsibility of Buyer, Buyer and the Sellers shall jointly represent their interests in such Contest, shall employ counsel of their mutual choice and shall cooperate with the other and the other’s representatives in a prompt and timely manner in connection with any such Contest. The Parties shall mutually agree on any settlement or other disposition of the Contest.

(ii) In the case of any Contest with respect to a Transaction Tax for which both Buyer and Sellers are equally liable pursuant to Section 6.01(a), or a Straddle Period, Buyer and the Sellers shall jointly represent their interests in any Contest, shall employ counsel of their mutual choice and shall cooperate with the other and the other’s representatives in a prompt and timely manner in connection with any such Contest. The Parties shall mutually agree on any settlement or other disposition of the Contest. In the event Buyer and the Sellers are unable to agree regarding any aspect of the conduct of any such Contest, the decision shall be made by the counsel employed to pursue such Contest on the basis of counsel’s good faith judgment regarding the course of action that would produce the overall lowest present value of Tax and litigation cost to the Parties. Any such Contest expenses shall be borne by Buyer and the Sellers in the same proportion as such related Taxes are borne by Buyer and the Sellers in accordance with Section 6.01 and Section 6.02.

(iii) Buyer shall have the right to control the conduct of any other Contest in its sole discretion with respect to any other Tax matter not covered in clause (i) or clause (ii) above.

6.06 Tax Refunds.

(a) Any Tax refunds that are received by any Company Group member and any amounts credited against Tax to which a Company Group member becomes entitled that relate to any Taxes for which the Sellers are liable pursuant to Section 6.01(a), shall be for the account of the Sellers.

(b) Subject to Section 6.06(d), any other Tax refunds and any other amount credited against Tax to which Buyer or the Sellers or any of their respective Affiliates become entitled or that relates to Taxes for which Buyer is liable pursuant to Section 6.01(a) shall be for the account of Buyer and the Company Group.

(c) Subject to Section 6.06(d), each Party shall pay over to the other Party any cash refund required to be paid pursuant to this Section 6.06 within ten (10) days after the receipt thereof or, in the case of Tax savings realized by a Party pursuant to this Section 6.06, at the time the Tax Return to which such credit relates is filed by the Party responsible for the filing of such Tax Return.

(d) Notwithstanding anything to the contrary contained in this Section 6.06, the amount of any cash Tax refunds that are actually received by Buyer or any member of the Company Group (net of any costs, including Taxes, incurred by Buyer or such member of the Company Group in connection with the receipt thereof) that directly result from a final resolution of the items set forth on Section 6.06(d) of the Sellers Disclosure Schedules (which may be amended after the date hereof and until the Closing Date by the Sellers to add additional items, but only to the extent that such items are the subject of an administrative or judicial proceeding initiated prior to the Closing Date) shall be for the account of the Sellers, but only to the extent that such amount of cash Tax refunds were not reserved for or reflected in the Financial Statements. Buyer shall pay to the Sellers any such amounts within ten (10) days after receipt thereof. The Sellers, at their sole cost and expense, shall have the right to represent the interests of the members of the Company Group with respect to such items, and the Sellers shall control any proceedings related to such items, in each case, consistent with and subject to the obligations and limitations set forth in Sections 6.02(a) and Section 6.05(b) herein. Buyer shall use commercially reasonable efforts to deliver to the Sellers any information or communication relating to such items received by Buyer from the relevant Brazilian Tax Authorities.

6.07 Treatment of Payments. Unless otherwise required by applicable Law or a Governmental Authority, all payments made pursuant to this Article VI shall be made directly to Buyer or the Sellers (or the relevant Selling Entity), as applicable, and any such payments shall be treated as an adjustment to the Purchase Price. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Purchase Price under applicable Law is satisfied.

6.08 FIRPTA. For so long as either Seller or any of its Affiliates owns any Buyer Shares, if and when requested in writing by Parent, Buyer will provide a statement to Parent (or, upon the direction of Parent, another Person) and notice to the IRS to the extent required by Section 1.897-2(h) of the Treasury Regulations, informing the Sellers whether Buyer is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

6.09 Purchase Price Allocation. The portion of the Estimated Cash Purchase Price allocable to each Subsidiary Seller shall be mutually agreed upon by Parent and Buyer no later than seventy (70) days prior to the expected Closing Date. The remainder of the Estimated Cash Purchase Price and the Buyer Shares shall be allocated to each Seller in proportion to its respective interest in the Company which in the case of (a) Parent, will be the percentage of the total issued and outstanding capital stock of the Company represented by the Shares and (b) HoldCo Seller, will be the percentage of the total issued and outstanding stock of the Company owned by HoldCo (in each case excluding the capital stock of the Company held in treasury by the Company, if any, such that the aggregate percentage represented by the foregoing clauses (a) and (b) shall be 100%), it being understood that the above proportion shall determine only the aggregate value to be allocated to each Seller and that Parent shall determine in its sole discretion (but subject to the above proportion) the number of Buyer Shares allocable to each Seller. Unless otherwise required by applicable Law, the Purchase Price shall be allocated among the Selling Entities in the Closing Statement in a manner that is consistent with the allocation in the Closing Estimates Statement.

6.10 Judicial Deposits. For the avoidance of doubt, refunds for any matters concerning judicial deposits (including judicial deposits related to Taxes) shall be governed exclusively by Section 11.11 and not by this Article VI.

ARTICLE VII

EMPLOYEES AND BENEFIT PLANS

7.01 Transfer of Employment. Prior to the Closing and subject to Sections 7.05 and 7.06, the Sellers shall take all necessary actions such that, as of immediately prior to the Closing, (i) each Business Employee is employed by a member of the Company Group and (ii) only Business Employees providing services primarily to the Business are employed by the members of the Company Group.

7.02 Post-Closing Benefits. Subject to Section 7.07, during the twelve (12)-month period commencing at the Closing Date, Buyer shall provide, or shall cause an Affiliate of Buyer or the Company Group to provide, to each Business Employee employed by the Company Group as of the Closing (such employees, the “Continuing Employees”), subject to applicable Law and the terms of any collective bargaining agreement, compensation and employee benefits that are in the aggregate, substantially comparable to the compensation and benefits being provided to either, in Buyer’s sole discretion, Business Employees as of the date of this Agreement or similarly situated employees of Buyer (in each case, without regard to any stock or equity-based compensation plans or programs or any change in control, retention or severance benefits that are being provided to Business Employees as of the date of this Agreement); provided, however, that, subject to applicable Law or the terms of any collective bargaining agreement, Buyer, in its sole discretion, may provide such compensation and employee benefits to Continuing Employees under any of the Company Group’s Employee Plans or Buyer’s or any of its Affiliate’s employee benefit plans.

7.03 Retention. Prior to the Closing, (i) the Sellers and Buyer shall cooperate in good faith to identify Business Employees, (ii) the Sellers shall permit Buyer to communicate with such Business Employees regarding the Retention Program and (iii) the Sellers, to the extent requested by Buyer, shall enter into, or cause a member of the Company Group to enter into, or permit Buyer to enter into, retention agreements provided by Buyer with such Business Employees prior to the Closing (the “Retention Program”); provided, however, that such Retention Program shall provide that in the event the Closing does not occur, such retention agreements shall be null and void and no payments or benefits will be due under the Retention Program. For the avoidance of doubt, Buyer shall be solely responsible for all costs, expenses and other Liabilities or Losses resulting from or arising in connection with the Retention Program.

7.04 Pension Plans.

(a) To the extent permitted by applicable Law, the Sellers shall cause the Company to continue the sponsorship removal process with respect to the Petros Pension Plan (the “Sponsorship Removal”) and to use reasonable best efforts to complete the Sponsorship Removal. In the event the Sponsorship Removal is not completed prior to the Closing, Buyer shall take all actions necessary to permit the Sellers to continue to act as the attorney-in-fact for the Company with respect to such Sponsorship Removal continuing after the Closing Date and the Sellers shall continue to act as the attorney-in-fact for the Company with respect to the Sponsorship Removal. The Sellers shall keep Buyer informed on a reasonably timely basis as to all material actions relating to the Sponsorship Removal of which the Sellers are aware, including the contents of any material substantive communications regarding the Sponsorship Removal between the Sellers and any Third Parties related to the Sponsorship Removal; provided, that notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to inform Buyer of any matter (including the contents of any communications) if doing so would, in the Sellers’ reasonable judgment, (i) jeopardize any attorney client or other legal privilege or immunity or protection from disclosure, (ii) violate any Contract or contravene any applicable Law or fiduciary duty (provided, however, that upon Buyer’s request, the Sellers shall use commercially reasonable efforts to cooperate with Buyer to put in place arrangements to permit such disclosure without violating such Contracts or contravening such Laws or fiduciary duties) or (iii) result in the disclosure of competitively sensitive information.

(b) The Parties agree that the participation of all the Cubatão Employees in the Company Pension Plans shall be deemed terminated effective as of the transfer of their employment pursuant to Section 7.06.

(c) Prior to the Closing, Buyer and the Sellers shall, and the Sellers shall cause a member of the Company Group and/or Valia to, use commercially reasonable efforts to (i) approve and initiate (or cause to be approved and initiated), to the extent permitted by applicable Law, (A) the demerger of the Vale Mais Pension Plan and the funds (assets and liabilities) of the Company (the “Demerged Pension Plan”) to a new pension plan managed by Valia, which will be created to receive the Demerged Pension Plan and (B) the transfer of the management of the Demerged Pension Plan from Valia to Itaú Fundo Multipatrocinado, (provided that the Parties agree that the Sellers shall not be deemed to have breached this covenant solely because of the failure to obtain the consent of Itaú Fundo Multipatrocinado to such transfer, and provided, further, that if such transfer has not been completed as of the Closing, Buyer shall be responsible for its completion and the Sellers shall have no further obligation with respect thereto other than to transfer the appropriate assets and liabilities to Buyer) and (ii) obtain approval from the Governmental Authorities, including PREVIC, required to facilitate the actions set forth in clause (i). The Parties acknowledge that any actions taken pursuant to this Section 7.04(c) that impact the rights of participants in the Vale Mais Pension Plan shall only be fully effective upon PREVIC’s authorization and that the Sellers shall not be deemed to have breached this covenant solely because of the failure to obtain such authorization. Buyer shall (i) promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket fees and expenses of the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group) and all reasonable and documented fees and expenses of their outside representatives incurred in connection with this Section 7.04(c), and (ii) indemnify and hold harmless the Sellers and their respective Affiliates (including, prior to the Closing, the Company Group), and their respective officers, employees and representatives, against any claim, Loss, damage, interest, injury, Liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of outside representatives) or settlement payment incurred as a result of the actions taken pursuant to and in accordance with this Section 7.04(c) (it being understood that no such fees, expenses, claims, Losses, damages, interest, injuries, Liabilities, judgments, awards, penalties, fines, Taxes, costs (including costs of investigation) or settlement payments incurred by the Sellers or their respective Affiliates (including, prior to the Closing, the Company Group) pursuant to this last sentence of Section 7.04(c) shall constitute Transaction Expenses for any purpose hereunder).

(d) Following the date hereof, the Sellers shall, or shall cause each member of the Company Group to, use reasonable best efforts to cause each new hire who is a Business Employee and entitled to participate in a Company Pension Plan to enter into the Vale Mais Pension Plan. After the approval of the Demerged Pension Plan and the management transfer processes by PREVIC, such new employees will be entitled to enter the Demerged Pension Plan managed by Itaú Fundo Multipatrocinado.

7.05 Transferred Employees and Business Employees.

(a) Prior to the Closing and to the extent such Persons remain employed with the Company Group at such time, the Sellers shall, and shall cause their respective Affiliates to, use their reasonable best efforts to cause each of the Persons listed on Section 7.05(a) of the Sellers Disclosure Schedules (each, a “Transferred Employee”) to transfer employment from the Company Group to the Sellers or any of their respective Affiliates (other than the Company Group).

(b) Prior to the Closing and to the extent such Business Employees remain employed with the Sellers or any of their respective Affiliates (other than the Company Group) at such time, the Sellers shall, and shall cause their respective Affiliates to, use their reasonable best efforts to cause each of the Business Employees listed on Section 1.01(a)(ii) of the Sellers Disclosure Schedules (as such section of the Sellers Disclosure Schedules shall have been updated by the Sellers prior to the Closing) to transfer employment from the Sellers or any of their respective Affiliates (other than the Company Group) to the Company Group.

7.06 Cubatão Employees. In connection with the Cubatão Restructuring and prior to the Closing, Parent shall use reasonable best efforts to cause the employment of each of the employees of the Company Group identified in the list delivered by the Sellers to Buyer prior to the date hereof (the “Cubatão Employees”) to transfer employment from the Company Group to the Sellers or any of their respective Affiliates (other than the Company Group).

7.07 General Employment Provisions.

(a) The Sellers and Buyer shall give any notices required by applicable Law and take whatever other actions with respect to the plans, programs and policies described in this Article VII as may be necessary to carry out the arrangements contemplated hereby.

(b) The provisions of this Article VII are solely for the benefit of the Parties, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Employee Plan or other employee benefit plan for any purpose. Nothing in this Article VII shall be construed to (i) limit the right of the Sellers, Buyer or any of their respective Affiliates to amend or terminate any Employee Plan or any other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan or (ii) require Buyer or any of its Affiliates to retain the employment of any particular Business Employee for any fixed period of time following the Closing Date.

ARTICLE VIII

CONDITIONS PRECEDENT TO CLOSING

8.01 Conditions to Each Party’s Obligation to Close. The respective obligations of each Party to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by each Party of the following conditions precedent on or before the Closing Date:

(a) HSR Waiting Period. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

(b) Non-U.S. Regulatory Approvals. Each of the notifications to, or consents or approvals from, the Governmental Authorities set forth on Section 8.01(b) of the Sellers Disclosure Schedules shall have been made or obtained, as applicable.

(c) No Injunctions. There shall not be in effect any (i) restraining order, injunction or other legal restraint issued or promulgated by any Governmental Authority or (ii) any Law enacted, entered, enforced or deemed applicable, in each case of the foregoing clauses (i) and (ii), that prohibits or otherwise makes illegal the transactions contemplated hereby.

(d) Restructuring. The Restructuring shall have been completed in accordance with Section 5.15 in all material respects.

8.02 Conditions to Buyer’s Obligation to Close. The obligations of Buyer to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Buyer of the following conditions precedent on or before the Closing Date:

(a) Accuracy of Fundamental R&W.

(i) The representations and warranties of the Sellers set forth in Section 3.01(a) (Existence and Good Standing of the Selling Entities), Section 3.01(b) (Existence and Good Standing of the Company Group), Section 3.02 (Due Authorization), Section 3.04(c) (Title to HoldCo Shares, Shares and Subsidiary Shares) and Section 3.20 (No Company Material Adverse Effect) shall be true and correct in all respects as of the Closing Date as if made on and as of such date (in each case, except to the extent any such representation or warranty specifically refers to a specified date, in which case such representation or warranty shall be so true and correct on and as of such specified date). Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(ii) The representations and warranties of the Sellers set forth in Sections 3.04(a) and (b) (Capitalization of the Company Group), Section 3.14 (Brokers), Section 3.07 (Sufficiency of Assets) and Section 3.23 (Anti-Bribery/Sanctions Compliance) shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect or similar materiality qualifications contained therein) as of the Closing Date as if made on and as of such date (in each case, except to the extent any such representation or warranty specifically refers to a specified date, in which case such representation or warranty shall be so true and correct on and as of such specified date). Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(b) Accuracy of Other R&W. The representations and warranties of the Sellers contained in Article III (other than the representations and warranties of the Sellers that are expressly set forth in Section 8.02(a)) shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect or similar materiality qualifications contained therein) as of the Closing Date, as if made on and as of such date (in each case, except to the extent any such representation or warranty specifically refers to a specified date, in which case such representation or warranty shall be so true and correct on and as of such specified date), except, in each case, for any failure to be so true and correct that has not had, and does not constitute, a Company Material Adverse Effect (it being agreed that, with respect to any representation and warranty with respect to which Effects resulting from or arising in connection with the matters set forth in clause (A) of the definition of “Company Material Adverse Effect” are not excluded for purposes of qualifying such representation or warranty in determining whether a Company Material Adverse Effect has occurred, such Effects similarly will not be excluded for purposes of this Section 8.02(b)). Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(c) Covenant Compliance. Each of the Sellers shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date. Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(d) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred. Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(e) Sellers Closing Deliveries. Buyer shall have received all documents and other items to be delivered pursuant to Section 9.01 and the Notary shall have received all documents and other items to be delivered pursuant to Section 9.03.

(f) Third Party Consents. The Sellers shall have delivered, or caused to be delivered, to Buyer each of the Third Party Consents set forth on Section 8.02(f) of the Sellers Disclosure Schedules.

(g) Tapira Dam Expansion Permits. The Company Group shall (i) have obtained (A) the Environmental Installation License (Licença Ambiental de Instalação), (B) the Tapira Provisory Operational License and (C) all Permits other than those referred to in the preceding clauses (A) and (B), in each case, necessary and required to complete the Tapira Dam Expansion and operate the Expanded Tapira Dam (excluding, for the avoidance of doubt, (x) the applicable Environmental Operational License (Licença Ambiental de Operação) and (y) any Permit that has expired, provided that (1) the application or filing for the renewal of such expired Permit has been made with the applicable Governmental Authority as required by applicable Law and (2) such renewal application or filing has not been rejected by the applicable Governmental Authority), it being understood, however, that the condition set forth in this clause (i) shall be deemed to have been satisfied if the Company Group shall have obtained the Environmental Operational License (Licença Ambiental de Operação) necessary and required to operate the Expanded Tapira Dam and (ii) be in compliance in all material respects with such Permits (including maintaining at least 1.5 meters of freeboard for the absorption of rain and runoff, including the decamillennial rain (chuva decamilenar), plus 1.0 additional meter of freeboard). Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(h) Tapira/Uberaba Facilities Operations.

(i) (A) The average of the Tapira Daily Production Amounts for the twenty-one (21) days immediately preceding the Closing Date shall have been at least 5,208 metric tons, and (B) the average of the Uberaba Daily Production

Amounts for the twenty-one (21) days immediately preceding the Closing Date shall have been at least 2,500 metric tons (except, in each case, for any shortfall in such average Tapira Daily Production Amount or Uberaba Daily Production Amount that shall have resulted from a cause other than the prior reduction in the Tapira Daily Production Amount due to the capacity of the Tapira Dam). Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

(ii) The Sellers shall not have Knowledge of any fact or circumstance that resulted from the prior reduction in the Tapira Daily Production Amount due to the capacity of the Tapira Dam and that, assuming operation of the Expanded Tapira Dam in the Ordinary Course following the Closing, would reasonably be expected to impair in any material respect the ability of the Company Group to operate each of the Tapira Facilities and the Uberaba Facilities (or operate the Expanded Tapira Dam in a manner so as to permit the Tapira Facilities and the Uberaba Facilities to operate) at capacities and production levels such that (A) the average of the Tapira Daily Production Amounts during the three hundred and sixty five (365) day period beginning with the Closing Date will be at least 5,208 metric tons and (B) the average of the Uberaba Daily Production Amounts during the three hundred and sixty five (365) day period beginning with the Closing Date will be at least 2,500 metric tons. Buyer shall have received a certificate, dated as of the Closing Date, signed by an executive officer of each of the Sellers to the foregoing effect.

8.03 Conditions to the Sellers’ Obligation to Close. The obligations of the Sellers to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Sellers of the following conditions precedent on or before the Closing Date:

(a) Accuracy of Fundamental R&W.

(i) The representations and warranties of Buyer set forth in Section 4.01(a) (Existence and Good Standing of Buyer), Section 4.02 (Due Authorization), Section 4.04(e) (Title to Buyer Shares) and Section 4.13 (No Buyer Material Adverse Effect) shall be true and correct in all respects as of the Closing Date as if made on and as of such date (in each case, except to the extent any such representation or warranty specifically refers to a specified date, in which case such representation or warranty shall be so true and correct on and as of such specified date). The Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer to the foregoing effect.

(ii) The representations and warranties of Buyer contained in Sections 4.04(a) through (c) (Capitalization of Buyer) and Section 4.09 (Brokers) shall be true and correct in all material respects (without giving effect to any materiality or Buyer Material Adverse Effect or similar materiality qualifications contained therein) as of the Closing Date as if made on and as of such date (in each case, except to the extent any such representation or warranty specifically refers to a specified date, in which case such representation or warranty shall be so true and correct on and as of such specified date). The Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer to the foregoing effect.

(b) Accuracy of Other R&W. The representations and warranties of Buyer contained in Article IV (other than the representations and warranties of Buyer that are expressly set forth in Section 8.03(a)) shall be true and correct in all respects (without giving effect to any materiality or Buyer Material Adverse Effect or similar materiality qualifications contained therein) as of the Closing Date as if made on and as of such date (in each case, except to the extent any such representation or warranty specifically refers to a specified date, in which case such representation or warranty shall be so true and correct on and as of such specified date), except, in each case, for any failure to be so true and correct that has not had, and does not constitute, a Buyer Material Adverse Effect (it being agreed that, with respect to any representation and warranty with respect to which Effects resulting from or arising in connection with the matters set forth in clause (A) of the definition of “Buyer Material Adverse Effect” are not excluded for purposes of qualifying such representation or warranty in determining whether a Buyer Material Adverse Effect has occurred, such Effects similarly will not be excluded for purposes of this Section 8.03(a)). The Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer to the foregoing effect.

(c) Covenant Compliance. Buyer shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date. The Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer to the foregoing effect.

(d) No Buyer Material Adverse Effect. Since the date of this Agreement, no Buyer Material Adverse Effect shall have occurred (it being understood that, for purposes of this Section 8.03(d) and notwithstanding clause (J) set forth in the definition of “Buyer Material Adverse Effect,” any Effect to the extent resulting from or arising from the New Wales Water Loss Incident may be deemed to constitute, and may be taken into account in determining whether there has been or will be, a Buyer Material Adverse Effect, unless such Effect would be excepted by operation of clauses (A) through (I) set forth in the definition of “Buyer Material Adverse Effect”). The Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer to the foregoing effect.

(e) Stock Exchange Listing. The Buyer Shares shall have been authorized for listing on the New York Stock Exchange, subject to official notices of issuance.

(f) Buyer Closing Deliveries. The Sellers shall have received all documents and other items to be delivered pursuant to Section 9.02 and the Notary shall have received all documents and other items to be delivered pursuant to Section 9.04.

(g) Third-Party Consents. The Sellers shall have obtained each of the Third Party Consents set forth in Section 8.03(g) of the Sellers Disclosure Schedules (the “Sellers’ Third Party Consents”).

(h) New Wales Facility Operations. There shall not have been a reduction or suspension of the operations of Buyer and its Subsidiaries at their New Wales facility in Polk County, Florida, and there shall not have been an increase in the costs of such operations, in each case, (x) as a result of an order, decree or other ruling of any Governmental Authority (including any such order, decree or other ruling issued or entered into at the request of a Third Party) that is due to the New Wales Water Loss Incident and that restrains, enjoins or otherwise prohibits the operations of Buyer and its Subsidiaries at their New Wales facility in Polk County, Florida, and (y) which reduction, suspension or cost increase materially adversely impacts, or would reasonably be expected to materially adversely impact, Buyer and its Subsidiaries, taken as a whole. The Sellers shall have received a certificate, dated as of the Closing Date, signed by an executive officer of Buyer to the foregoing effect.

ARTICLE IX

CLOSING DELIVERIES

9.01 Deliveries by the Sellers to Buyer. At the Closing, the Sellers shall deliver, or cause to be delivered, to Buyer the following:

(a) (i) The Shares, free and clear of Encumbrances, with all rights inherent thereto and (ii) any and all documents and forms necessary for the transfer, assignment and delivery of the Shares, duly executed by the Sellers, including the book of registry of nominative shares (livro de registro de ações nominativas) and the book of transfer of nominative shares (livro de transferência de ações nominativas) of the Company;

(b) (i) The Subsidiary Shares, free and clear of Encumbrances, with all rights inherent thereto and (ii) any and all documents and forms necessary for the transfer, assignment and delivery of the Subsidiary Shares, duly executed by the Subsidiary Sellers;

(c) The minute and attendance books, stock ledgers and registers and corporate seals, if any, of the Company and any of its Subsidiaries (which shall have been duly signed, revised and updated for all events up until the Closing Date) in the possession of the Sellers (it being understood that any such minute and attendance books, stock ledgers and registers and corporate seals in the possession of the Company or any of its Subsidiaries shall remain with such Person and not be delivered to Buyer);

(d) The Investor Agreement, duly executed by the Sellers;

(e) The General Transition Services Agreement, duly executed by the Sellers or one or more of their respective Affiliates;

(f) The Cubatão Transition Services Agreement, duly executed by the Company and Vale Cubatão;

(g) The Brazil Surface Rights Deed, duly executed by Brazil Landco and the Company; provided, however, that the Sellers shall not be required to deliver, or cause to be delivered, the Brazil Surface Rights Deed in the circumstances specified in Section 5.15(c) of the Sellers Disclosure Schedules which shall cause the Brazil Rural Property Restructuring to be deemed not to be part of the Restructuring;

(h) Each other Ancillary Agreement to which the Sellers or one or more of their respective Affiliates are contemplated to be a party, duly executed by such Persons; and

(i) Such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

9.02 Deliveries by Buyer to the Sellers. At the Closing, Buyer shall deliver, or cause to be delivered, to the Sellers (or the other Selling Entities, as applicable) the following:

(a) The Estimated Cash Purchase Price pursuant to, and in accordance with, Section 2.05;

(b) If the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), the PRCVEA Option Price pursuant to, and in accordance with Section 5.18(b)(iii);

(c) A statement from Buyer’s transfer agent evidencing the issuance and delivery to the Sellers of the Buyer Shares in book-entry form;

(d) The Investor Agreement, duly executed by Buyer;

(e) The General Transition Services Agreement, duly executed by Buyer or one or more of its Subsidiaries;

(f) Each other Ancillary Agreement to which Buyer or one or more of its Affiliates are contemplated to be a party, duly executed by such Persons; and

(g) Such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

9.03 Deliveries by HoldCo Seller to the Notary. At the Closing, HoldCo Seller shall deliver, or cause to be delivered, to the Notary the following:

(a) the original and complete shareholders’ register of HoldCo;

(b) for each of HoldCo and HoldCo Seller, copies of the duly executed and, to the extent required by the Notary, legalized powers of attorney to any notary, candidate-notary, lawyer or employee of Houthoff Buruma Coöperatief U.A. to execute the Notarial Deed on behalf of HoldCo and HoldCo Seller, respectively, in form and substance reasonably satisfactory to the Notary; and

(c) confirmation that the Estimated Cash Purchase Price has been received by the Selling Entities and the Buyer Shares have been received by the Sellers.

9.04 Deliveries by Buyer to the Notary. At the Closing, Buyer shall deliver, or cause to be delivered, to the Notary a duly executed and, to the extent required by the Notary, legalized and apostilled power of attorney to any notary, candidate-notary, lawyer or employee of Houthoff Buruma Coöperatief U.A. to execute the Notarial Deed on behalf of Buyer, in form and substance reasonably satisfactory to the Notary, and accompanied by a statement of authority of the signatories and such other documents as the Notary may reasonably require.

9.05 Deliveries by the Notary. At the Closing, the Notary shall execute a notarial deed, in form and substance reasonably acceptable to the Sellers and Buyer, for the transfer of the HoldCo Shares (the “Notarial Deed”) and, upon the execution of such Notarial Deed, the HoldCo Shares shall be delivered to Buyer free and clear of Encumbrances, with all rights inherent thereto.

ARTICLE X

TERMINATION

10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) By the mutual written agreement of Parent and Buyer;

(b) By either Parent or Buyer, if the Closing shall not have occurred on or before December 31, 2017 (the “Termination Date”); provided, however, that a Party may not terminate this Agreement under this Section 10.01(b) if such Party is at such time in material breach of any covenant or agreement contained in this Agreement;

(c) By either Parent or Buyer, if any court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d) By Buyer, if (i) any of the Sellers shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement or (ii) any such representation or warranty shall have become inaccurate after the date of this Agreement, and such breach or inaccuracy would, individually or in the aggregate, give rise to the failure of any of the conditions set forth in Section 8.02(a) (Accuracy of Fundamental R&W), Section 8.02(b) (Accuracy of Other R&W), Section 8.02(c) (Covenant Compliance) or Section 8.02(d) (No Company Material Adverse Effect) being satisfied and such breach or inaccuracy cannot be cured or, if curable, has not been cured by the earlier of (x) thirty (30) days following written notice thereof by Buyer and (y) the Termination Date;

(e) By Buyer, if the Sellers’ Third Party Consents shall not have been obtained on or before March 4, 2017; provided, however, that Buyer shall not be permitted to terminate this Agreement pursuant this Section 10.01(e) (i) if, at the time of termination, the Sellers’ Third Party Consents shall have been obtained or the Sellers shall have waived the condition set forth in Section 8.03(g) or (ii) after June 2, 2017;

(f) By Parent, if the Sellers’ Third Party Consents shall not have been obtained on or before April 18, 2017; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.01(f) (i) if, at the time of termination, the Sellers’ Third Party Consents shall have been obtained or the Sellers shall have waived the condition set forth in Section 8.03(g) or (ii) after June 2, 2017; or

(g) By Parent, if (i) Buyer shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement or (ii) any such representation or warranty shall have become inaccurate after the date of this Agreement, and such breach or inaccuracy would, individually or in the aggregate, give rise to the failure of any of the conditions set forth in Section 8.03(a) (Accuracy of Fundamental R&W), Section 8.03(b) (Accuracy of Other R&W), Section 8.03(c) (Covenant Compliance) or Section 8.03(d) (No Buyer Material Adverse Effect) being satisfied and such breach or inaccuracy cannot be cured or, if curable, has not been cured by the earlier of (x) thirty (30) days following written notice thereof by the Sellers and (y) the Termination Date.

In the event of any termination pursuant to this Section 10.01 (other than pursuant to clause (a)), written notice shall be given by the terminating Party or Parties to the other Party or Parties, as applicable.

10.02 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 10.01, all obligations of the Parties hereunder shall terminate without any Liability of any Party to the other Party, except that (i) the provisions set forth in this Section 10.02, the last sentence of Section 5.11 (Financing Cooperation), Section 5.12(e) (Required Financial Statements), the last sentence of Section 5.15 (Restructuring), Section 5.18(b)(i)(B) (PRCVEA Call Option), Section 5.18(e)(i)(B) (PRCVEA Call Option), Section 5.29 (Confidentiality), the last sentence of Section 7.04(c) (Pension Plans), Article XII (Miscellaneous) (other than Section 12.09 (Further Assurances), Section 12.15 (Specific Performance) and Section 12.16 (Provision Regarding Legal Representation)) shall survive the termination of this Agreement, (ii) unless this Agreement was terminated pursuant to Section 10.01(e) or Section 10.01(f), the last sentence of Section 6.01(a)(i) (Apportionment of Liability for Taxes) and Section 6.01(a)(vii) (Apportionment of Liability for Taxes) shall survive the termination of this Agreement and (iii) no such termination shall relieve any Party from Liability for any Willful Breach of this Agreement occurring prior to the date of such termination.

(b) If this Agreement is terminated by Buyer pursuant to Section 10.01(e) or Parent pursuant to Section 10.01(f), the Sellers shall, no later than three (3) Business Days following the date of such termination, pay or cause to be paid to Buyer or its designee, in cash in U.S. dollars, by wire transfer of immediately available funds, to an account or accounts designated by Buyer in writing an amount equal to one hundred and twenty-five million dollars ($125,000,000) (the “Parent Termination Fee”).

(c) If this Agreement is terminated by either Parent or Buyer pursuant to Section 10.01(b) and, at the time of such termination:

(i) all of the closing conditions set forth in Article VIII (other than (A) those conditions set forth in Section 8.02(g), Section 8.02(h)(i) or Section 8.02(h)(ii) and (B) those conditions which, by their nature, are to be satisfied at the Closing, which conditions described in this clause (B) would be satisfied if the Closing Date were the date of such termination) have been satisfied or, to the extent permitted by applicable Law, waived, the Sellers shall, no later than three (3) Business Days following the receipt of an invoice therefor, pay or cause to be paid to Buyer, in cash in U.S. dollars, by wire transfer of immediately available funds, to an account or accounts designated by Buyer in writing all of the reasonable and documented costs, fees and expenses (including all costs, fees and expenses payable to counsel, accountants, investment bankers, financing sources, experts and consultants, but excluding all internal costs, fees and expenses) incurred by Buyer and its Subsidiaries in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby up to a maximum amount of thirty million dollars ($30,000,000) (the “Expense Reimbursement Cap Amount”); or

(ii) all of the closing conditions set forth in Article VIII (other than (A) those conditions set forth in Section 8.03(h) and (B) those conditions which, by their nature, are to be satisfied at the Closing, which conditions described in this clause (B) would be satisfied if the Closing Date were the date of such termination) have been satisfied or, to the extent permitted by applicable Law, waived, Buyer shall, no later than three (3) Business Days following the receipt of an invoice therefor, pay or cause to be paid to Parent, in cash in U.S. dollars, by wire transfer of immediately available funds, to an account or accounts designated by Parent in writing, all of the reasonable and documented costs, fees and expenses (including all costs, fees and expenses payable to counsel, accountants, investment bankers, experts and consultants, but excluding all internal costs, fees and expenses) incurred by the Sellers and their respective Affiliates in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby up to a maximum amount equal to the Expense Reimbursement Cap Amount.

(d) Notwithstanding anything to the contrary in this Agreement, payment of the Parent Termination Fee shall constitute liquidated damages, and from and after the payment of the Parent Termination Fee as described in Section 10.02(b), the Sellers shall have no further liability of any kind for any reason in connection with this Agreement or the termination hereof except as otherwise provided under Section 10.02(a). For the avoidance of doubt, in no event shall the Sellers be required to pay the Parent Termination Fee on more than one occasion.

ARTICLE XI

INDEMNIFICATION

11.01 Survival.

(a) The representations and warranties contained in Article III and in Article IV (or in any certificate executed and delivered by the Sellers or Buyer in fulfillment of the requirements of this Agreement) and the covenants and agreements of the Sellers and Buyer made in this Agreement which by their terms are required to be performed, in whole or in part, by the Sellers or Buyer, as applicable, at or prior to the Closing shall survive for a period of twelve (12) months following the Closing Date; provided, however, that

(i) the Labor Reps shall each survive for a period of two (2) years following the Closing Date;

(ii) the representations and warranties set forth in Section 3.16 (Environmental Matters) and Section 4.11 (Buyer Environmental Matters) (each, an “Environmental Rep”) shall each survive for a period of three (3) years following the Closing Date;

(iii) the representations and warranties set forth in Section 3.23 (Anti-Bribery/Sanctions Compliance) (each, an “Anti-Bribery Rep”) shall each survive for a period of five (5) years following the Closing Date; and

(iv) the representations set forth in Section 3.01 (Existence and Good Standing), Section 3.02 (Due Authorization), Section 3.04(c) (Title to Shares), Section 3.14 (Brokers), Section 4.01 (Existence and Good Standing), Section 4.02 (Due Authorization), Section 4.04(e) (Title to Buyer Shares) and Section 4.09 (Brokers) (each, a “Fundamental Rep”) and the representations and warranties set forth in Section 3.12 (Taxes) and Section 4.10 (Taxes) (each, a “Tax Rep”) and the covenants and agreements of the Sellers and Buyer made in Article VI (Tax Matters) shall each survive until the sixtieth (60th) day following the expiration of the applicable statute of limitations (as that may have been extended).

(b) All covenants and agreements of the Sellers and Buyer made in this Agreement which by their terms are required to be performed, in whole or in part, by such Person following to the Closing shall survive the Closing Date in accordance with their terms, and any claims for indemnification in respect of any breach of such covenants or agreements shall survive the Closing Date until the expiration of the applicable statute of limitations.

(c) No claim regarding a breach of any such representation, warranty, covenant or agreement shall be made after the expiration of the applicable survival period. Any claim for indemnification asserted within any such survival period as herein provided shall have been timely made for purposes of this Article XI such that the representation, warranty, covenant or agreement that is the subject of such claim, to the extent of such claim only, shall survive until such claim has been fully and finally resolved in accordance with the terms of this Agreement.

11.02 Indemnification by the Sellers. Subject to the provisions of this Article XI, from and after the Closing, the Sellers shall jointly and severally indemnify, defend and hold harmless Buyer, its Affiliates (including the Company Group but, for the avoidance of doubt, excluding the Company Joint Ventures) and its and their respective officers, directors, equity holders, employees, agents, attorneys and other representatives and their respective successors and assigns (each, a “Buyer Indemnified Person”) from and against any and all Losses incurred or suffered by any Buyer Indemnified Person to the extent arising out of any of the following, without duplication:

(a) any breach or inaccuracy of any representation or warranty made by the Sellers in this Agreement;

(b) any breach of, or failure by the Sellers to perform, any of their respective covenants, agreements or obligations set forth in this Agreement;

(c) (i) any Liability for Taxes of the Company Group or Taxes of any Company Joint Venture for which the Company Group is responsible, in each case, for any Pre-Closing Tax Period and any Pre-Closing Straddle Period (excluding, for the avoidance of doubt, any Pre-Closing Taxes to the extent such Taxes were reserved for or reflected in the Financial Statements or the Carve-Out Financial Statements), (ii) any Transaction Taxes for which Sellers are liable pursuant to Section 6.01(a), (iii) any Liability for withholding Taxes under Section 2.06 attributable solely to a determination that the Sellers have provided inaccurate information with respect to a Relevant Taxing Jurisdiction under Section 2.06, and (iv) if not otherwise included in clause (ii) or (iii) of this Section 11.02(c), any Liability for Taxes imposed on a member of the Company Group as a result of such member having been a part of an affiliated, consolidated, combined or unitary group prior to the Closing Date to the extent such Tax Liability is not a Tax Liability for which the Company Group is considered the taxpayer (contribuinte) by the relevant Tax Authority and/or Tax law (in which case the Liability shall be subject to Section 11.02(c)(i));

(d) (i) any defined benefit pension obligation or Liabilities of any member of the Company Group with respect to current or former employees of the Company Group covered under the Petros Pension Plan (in each case solely to the extent such obligations or Liabilities arise out of the Petros Pension Plan), including, for the avoidance of doubt, any deficits or Liabilities of the Petros Pension Plan, (ii) the Sponsorship Removal and (iii) any Petros Pension Plan Litigation, in each case, regardless of when incurred; provided, that nothing in this Agreement shall require the Sellers to indemnify, defend or hold harmless any Buyer Indemnified Person for any Losses to the extent arising out of

(A) any failure by Buyer or any of its Affiliates (including, following the Closing, the Company Group) to make any contribution to the Petros Pension Plan which becomes due and payable by such Person following the Closing with respect to services provided by Business Employees or (B) any other action taken (or failed to be taken) by Buyer or any of its Affiliates (including the Company Group) following the Closing in connection with the administration of the Petros Pension Plan, in the case of (A) and (B), with respect to Business Employees of the Company Group who are employed by the Company Group as of the Closing and who participate in the Petros Pension Plan except to the extent such action (or inaction) was a result of a failure by the Sellers to comply with Section 7.04 or the exercise by the Sellers of any other rights given by Buyer to the Sellers to act as attorneys-in-fact;

(e) any Liabilities to the extent arising out of (w) the Business Restructuring (including any Tax Liabilities arising from the Business Restructuring), (x) the operations of the Company Group between May 28, 2010 and the Closing (other than any Liabilities arising out of, relating to or incurred in connection with the Business), (y) the Cubatão Business (including with respect to the Cubatão Employees) and any Cubatão Litigation (but only to the extent such Liabilities arise out of the Cubatão Business), regardless of when incurred, and any Liabilities arising out of or resulting from the Cubatão Restructuring, including any Tax Liability arising from the Cubatão Restructuring or (z) if the PRCVEA Call Option is not timely exercised in accordance with Section 5.18(a), the operations conducted by PRCVEA and their respective Subsidiaries;

(f) any Liabilities of the Company Group resulting from (i) the employment and the termination of the employment of any Person listed on Section 11.02(f)(i) of the Sellers Disclosure Schedules with the Company Group and (ii) the employment and transfer of any Transferred Employee to the Sellers or any of their respective Affiliates (other than the Company Group) pursuant to Section 7.05(a);

(g) any failure to obtain any of the Permits, or complete any of the actions, set forth on Section 11.02(g) of the Buyer Disclosure Schedules;

(h) any failure to obtain the Environmental Operational License (Licença Ambiental de Operação) necessary and required to operate the Expanded Tapira Dam; and

(i) the Company’s indemnification obligations to Petróleo Brasilero S.A. pursuant to the Share Purchase and Sale Agreement (Contrato de Compra e Venda de Ações e Outras Avenças), dated December 18, 2012, by and among the Company, Petróleo Brasilero S.A., Araucária Nitrogenados S.A. and, as intervening parties, Parent and Vale Potássio do Nordeste S.A. (as amended).

11.03 Indemnification by Buyer. Subject to the provisions of this Article XI, from and after the Closing, Buyer shall indemnify, defend and hold harmless each of the Selling Entities, its Affiliates and its and their respective officers, directors, equity holders, employees, agents, attorneys and other representatives and their respective successors and assigns (each, a “Seller Indemnified Person”) from and against any and all Losses incurred or suffered by any Seller Indemnified Person to the extent arising out of any of the following, without duplication:

(a) any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement;

(b) any breach of, or failure by Buyer to perform, any of its covenants, agreements or obligations set forth in this Agreement;

(c) any Post-Closing Taxes of any member of the Company Group or any Transaction Taxes for which Buyer is liable pursuant to Section 6.01(a);

(d) any breach of, or failure by Buyer or any of its Affiliates (including the Company Group) to perform, any of its covenants, agreements or obligations set forth in the Brazil Surface Rights Deed or, assuming that the PRCVEA Call Option is timely exercised in accordance with Section 5.18(a), the Argentine usufruct deed described in Section 5.15 of the Sellers Disclosure Schedules;

(e) the ownership, operation, use, exploration and conservation of the Rural Properties, except for any Losses incurred or suffered by any Seller Indemnified Person to the extent a Buyer Indemnified Person would be entitled to indemnification with respect to such matter pursuant to Section 11.02; and

(f) any Liabilities arising out of the operations of the Company Group after the Closing and attributed to Parent as a result of the recognition of economic group (grupo econômico) between the Company Group and Parent.

11.04 Limitations on Indemnification.

(a) No individual claim made pursuant to Section 11.02(a), Section 11.02(g), Section 11.02(h) or Section 11.03(a) (or series of related claims arising from the same underlying facts, events or circumstances) by a Buyer Indemnified Person or Seller Indemnified Person may be asserted (and no Buyer Indemnified Person or Seller Indemnified Person shall be entitled to indemnification with respect to any such claim or series of related claims arising from the same underlying facts, events or circumstances) unless the aggregate amount of Losses that would be payable with respect to such claim (or series of related claims arising from the same underlying facts, events or circumstances) exceeds an amount equal to $1,000,000, and any such individual claim (or series of related claims arising from the same underlying facts, events or circumstances) for amounts less than $1,000,000 shall not be applied to or considered for purposes of determining whether the Deductible has been satisfied or whether any of the caps set forth in Sections 11.04(c), (d), (e), (f) or (g) have been satisfied.

(b) Except in the case of a breach or inaccuracy of any Anti-Bribery Rep, Tax Rep or Fundamental Rep, no Indemnifying Person shall have any liability or obligation to any Buyer Indemnified Person or Seller Indemnified Person, as applicable, under Section 11.02(a), Section 11.02(g), Section 11.02(h) or Section 11.03(a) unless and until the aggregate Losses incurred by all Buyer Indemnified Persons or Seller Indemnified

Persons, as applicable, thereunder exceed $25,000,000 (the “Deductible”), in which case, any Indemnified Person will be entitled to make a claim against the Indemnifying Person for any Losses in excess of the Deductible (and, for the avoidance of doubt, only those Losses in excess of the Deductible).

(c) The maximum aggregate liability of the Sellers to any Buyer Indemnified Person under Section 11.02(a) (other than for any breaches or inaccuracies of the Environmental Reps, the Anti-Bribery Reps, the Tax Reps and the Fundamental Reps made by the Sellers) and of Buyer to any Seller Indemnified Person under Section 11.03(a) (other than for any breaches or inaccuracies of the Environmental Reps, the Tax Reps and the Fundamental Reps made by Buyer) shall be an amount equal to $375,000,000.

(d) The maximum aggregate liability of (i) the Sellers to any Buyer Indemnified Person under Section 11.02(a) (other than for any breaches or inaccuracies of the Anti-Bribery Reps, the Tax Reps and the Fundamental Reps made by the Sellers), Section 11.02(g) and Section 11.02(h) and (ii) Buyer to any Seller Indemnified Person under Section 11.03(a) (other than for any breaches or inaccuracies of the Tax Reps and the Fundamental Reps made by Buyer), in each case, shall be an amount equal to $625,000,000.

(e) The maximum aggregate liability of the Sellers to any Buyer Indemnified Person under Section 11.02(a) (other than with respect to any breaches or inaccuracies of the Tax Reps and the Fundamental Reps made by the Sellers), Section 11.02(g) and Section 11.02(h) shall be an amount equal to $1,250,000,000.

(f) The maximum aggregate liability of Buyer to any Seller Indemnified Person under Section 11.03(a) (other than with respect to any breaches or inaccuracies of the Tax Reps and the Fundamental Reps made by Buyer) shall be an amount equal to $1,250,000,000.

(g) The maximum aggregate liability (i) of the Sellers to any Buyer Indemnified Person under Section 11.02(a) (other than for breaches or inaccuracies of the Fundamental Reps made by the Sellers), Section 11.02(c)(i), Section 11.02(c)(ii) and Section 11.02(c)(iii), Section 11.02(g) and Section 11.02(h) and (ii) of Buyer to any Seller Indemnified Person under Section 11.03(a) (other than for breaches or inaccuracies of the Fundamental Reps made by Buyer) and Section 11.03(c) shall be an amount equal to the Purchase Price (it being understood that, for purposes of calculating the Purchase Price, the Buyer Shares shall have an aggregate value equal to $1,250,000,000).

(h) For the avoidance of doubt, there shall be no limit on the amount of liability of the Sellers or Buyer, as applicable, under this Article XI:

(i) of the Sellers to any Buyer Indemnified Person under (A) Section 11.02(a) for any breaches or inaccuracies of the Fundamental Reps made by the Sellers, (B) Section 11.02(b), (C) Section 11.02(c)(iv), (D) Section 11.02(d), (E) Section 11.02(e), (F) Section 11.02(f) and (G) Section 11.02(i); and

(ii) of Buyer to any Seller Indemnified Person under (A) Section 11.03(a) for any breaches or inaccuracies of the Fundamental Reps made by Buyer, (B) Section 11.03(b), (C) Section 11.03(d), (D) Section 11.03(e) and (E) Section 11.03(f).

(i) For purposes of applying the post-Closing indemnification remedies provided in this Article XI, when (i) determining whether any breach or inaccuracy of a representation or warranty in this Agreement made by the Sellers or Buyer, as applicable, in this Agreement has occurred and (ii) calculating the amount of any Losses relating thereto, in each case, the representations and warranties made by the Indemnifying Person in this Agreement shall be considered and applied without regard to any reference as to materiality, Company Material Adverse Effect, Buyer Material Adverse Effect or similar materiality qualifications set forth therein; provided, however, that the foregoing shall not apply to (A) the terms “Material Contract,” “Material Customer,” “Material Supplier” or “material weakness” or (B) any representation or warranty set forth in (1) the last sentence of Section 3.06(a), (2) the last sentence of Section 3.06(b), (3) the last sentence of Section 3.06(c), (4) Section 3.10(b), (5) Section 3.12(l), (6) Section 3.15(a), (7) the first sentence of Section 3.15(b) (8) Section 3.17(a), (9) Section 3.20, (10) the first sentence of Section 3.24, (11) Section 4.08(b)(ii), (12) Section 4.08(b)(z) or (13) Section 4.13; provided, further, that this Section 11.04(i) shall in no respect modify the other provisions of this Agreement for purposes of determining whether any conditions set forth in Article VIII have been satisfied.

(j) The amount for which the Indemnifying Person shall be liable with respect to any Loss incurred by any Indemnified Person shall be reduced (i) to the extent that such Indemnified Person shall theretofore have actually realized any proceeds (net of any costs or expenses expended by such Indemnified Person in seeking such proceeds, including the present value of any increases in insurance premiums) recovered from Third Parties (including insurers) with respect to such Loss or any of the events, conditions, facts or circumstances resulting in such Loss and (ii) by the amount of any net Tax Benefit realized by such Indemnified Person (provided, however, that such Tax Benefit is actually recognized in the tax year prior to or in which the Loss is incurred). If an Indemnified Person shall have received or shall have had paid on its behalf an indemnity payment with respect to a Loss pursuant to this Article XI and shall subsequently receive, directly or indirectly, such proceeds, then such Indemnified Person shall promptly (and in any event within five (5) Business Days after receipt of such proceeds) pay to the Indemnifying Person the net amount of such proceeds or, if less, the amount of the indemnity payment that such Indemnified Person has received or has had paid on its behalf pursuant to this Article XI. The Indemnified Person shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements other than this Agreement for any Losses to the same extent such Party would if such Losses were not subject to indemnification, compensation or reimbursement hereunder. No Buyer Indemnified Person shall be entitled to be indemnified, defended or held harmless pursuant to Section 11.02(g) or

Section 11.02(h) from or against any Losses that would otherwise be indemnifiable pursuant to Section 11.02(g) or Section 11.02(h) to the extent such Losses arise out of Buyer’s or any of its Affiliates’ (including, following the Closing, the Company Group’s) (i) failure to perform and comply in all respects with their respective covenants, obligations and agreements contained in, or (ii) negligence or willful misconduct with respect to the matters contemplated by, Section 5.36.

(k) An Indemnified Person shall be deemed to recognize a “Tax Benefit” with respect to a taxable year only if, and to the extent that, such Indemnified Person’s liability for income Taxes in such taxable year, calculated by excluding any Tax deductions or Tax credits attributable to the Loss with respect to which it has been indemnified, exceeds the Indemnified Person’s actual liability for income Taxes in such taxable year. In addition to, but without duplication of, the foregoing, if (A) an Indemnified Person actually receives a payment hereunder from an Indemnifying Person with respect to any Loss incurred by such Indemnified Person related to the imposition of Brazilian VAT, PIS and COFINS and/or ICMS Taxes, (B) such Tax gives rise to a Brazilian Tax credit that is actually received by such Indemnified Person and (C) such Brazilian Tax credit is actually utilized by such Indemnified Person no later than twelve (12) months after such credit is received by such Indemnified Person, then such Indemnified Person shall pay to such Indemnifying Person an amount equal to the amount of such credit that is so utilized. Such Indemnified Person hereby agrees to use commercially reasonable efforts to actually use any such Brazilian Tax credits within such twelve (12) month period. With respect to such Brazilian Tax credits, no later than thirty (30) days after the expiration of the applicable twelve (12) month period, such Indemnified Person shall deliver to such Indemnifying Person a certificate (each such certificate a “Tax Benefit Certificate”) stating the amount of such Brazilian Tax credits that were not used along with supporting evidence to that effect in a form reasonably satisfactory to the Indemnifying Party. Any dispute regarding a Tax Benefit Certificate shall be resolved in accordance with the procedures described in Section 6.04.

(l) Notwithstanding anything to the contrary herein, in no event shall any Indemnifying Person be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Person for Losses under this Article XI to the extent that such Losses were taken into account to calculate the adjustments to the Purchase Price pursuant to Section 2.04(a).

(m) Other than as expressly set forth in Section 2.10, no Indemnifying Person (nor its Affiliates) shall have any right to set off any payment due under this Agreement or any other agreement by or among Buyer and the Sellers (or their respective Affiliates) against any other payments to be made pursuant to this Agreement, any such other agreement or otherwise.

(n) Any Losses subject to indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses.

11.05 Third Party Claims. Except with respect to Tax matters (which are subject to Section 6.05), as soon as is reasonably practicable after becoming aware of a Third Party Claim with respect to which indemnity may be claimed pursuant to the terms of this Agreement, the Indemnified Person shall promptly give notice to the Indemnifying Person of such claim or the commencement of any such Third Party Claim (such notice, the “Claim Notice”); provided, however, that the failure of such Indemnified Person to give prompt Claim Notice shall not relieve any Indemnifying Person of its obligations under this Article XI, unless and to the extent (if any) that such failure actually prejudices the Indemnifying Person.

11.06 Assumption of Defense. Except with respect to Tax matters (which for all purposes of this Section 11.06 are subject to Section 6.05), the Petros Pension Plan Litigation (which for all purposes of this Section 11.06 is subject to Section 11.13) and any Cubatão Litigation relating primarily to the Cubatão Business (which for all purposes of this Section 11.06 is subject to Section 11.14), the Indemnifying Person may, at its own expense, (i) participate in the defense of any Third Party Claim or (ii) by giving written notice to the Indemnified Person as promptly as reasonably practicable after receipt of the Claim Notice (and in any event within fifteen (15) Business Days of receipt of such Claim Notice), assume the defense thereof if, in the case of this clause (ii), (A) the Indemnifying Person’s counsel is reasonably satisfactory to the Indemnified Person; (B) the Indemnifying Person shall thereafter consult with and update the Indemnified Person and make all pertinent information under its control related to such Third Party Claim available to the Indemnified Person on a reasonably prompt basis; and (C) the Third Party Claim involves only monetary damages and is not a criminal or quasi-criminal Action and does not seek any material injunction or other material equitable relief against any Indemnified Person. Except with respect to the Petros Pension Plan Litigation which is subject to Section 11.13, if the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the obligation) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person (other than any fees and expenses of such separate counsel that are incurred between the date the Indemnified Person provides the Indemnifying Person with the Claim Notice and the date the Indemnifying Person effectively assumes control of such defense, which fees and expenses, shall, notwithstanding the foregoing but subject to the limitations set forth in this Article XI, be borne by the Indemnifying Person to the extent the underlying matter is determined to be subject to indemnification pursuant to this Article XI); provided, however, that the Indemnified Person may hire separate counsel, and the reasonable fees and expenses of such counsel shall be borne by the Indemnifying Person if (x) the Indemnifying Person fails to actively and diligently conduct the defense of such Third Party Claim, the Indemnified Person has notified the Indemnifying Person of such failure and the Indemnifying Person does not cure such failure within twenty (20) Business Days following receipt of such notice, (y) upon reasonable advice of counsel to the Indemnified Person that a conflict or potential conflict exists between the Indemnified Person and the Indemnifying Person that would make such separate representation advisable or (z) one or more defenses are available to the Indemnified Person that are not available to the Indemnifying Person. Whether or not the Indemnifying Person chooses to defend or prosecute any such Third Party Claim, all of the Parties shall reasonably cooperate in the defense or prosecution thereof.

11.07 Settlement or Compromise. Except with respect to Tax matters (which for all purposes of this Section 11.07 are subject to Section 6.05), the Petros Pension Plan Litigation (which for all purposes of this Section 11.07 is subject to Section 11.13) and any Cubatão Litigation relating primarily to the Cubatão Business (which for all purposes of this Section 11.07 is subject to Section 11.14), if the Indemnifying Person assumes the defense of any Third Party Claim, the Indemnified Person shall not settle such Third Party Claim unless the Indemnifying Person consents in writing. If the Indemnified Person is conducting the defense of any Third Party Claim, the Indemnified Person shall not settle such Third Party Claim without the prior written consent of the Indemnifying Person (such consent not to be unreasonably withheld, conditioned or delayed). The Indemnifying Person may not enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim without the prior written consent of the Indemnified Person, except if the proposed settlement, compromise or judgment (i) includes an express, complete and unconditional general release by the Third Party asserting the Third Party Claim of all Indemnified Persons from all Liabilities in respect of such Third Party Claim with prejudice, (ii) does not require any admission or finding of wrongdoing on behalf of any Indemnified Person and (iii) does not impose any injunctive or other equitable remedies or other obligation on any Indemnified Person other than the payment of money damages for which each Indemnified Person will be indemnified to the extent provided for hereunder (subject to the limitations set forth in this Article XI).

11.08 Failure of Indemnifying Person to Act. In the event that the Indemnifying Person does not elect to assume the defense of any Third Party Claim, then (a) any Indemnified Person shall (upon further notice to the Indemnifying Person) have the right to undertake the defense of such Third Party Claim (at the Indemnifying Person’s expense); and (b) any failure of the Indemnified Person to defend or to participate in the defense of any such Third Party Claim shall not relieve the Indemnifying Person of its obligations hereunder.

11.09 Direct Claims. As soon as is reasonably practicable after becoming aware of a claim or Loss with respect to which indemnity may be claimed pursuant to the terms of this Agreement that does not result from a Third Party Claim (a “Direct Claim”), the Indemnified Person shall promptly give notice to the Indemnifying Person of such Direct Claim, which notice shall include a description in reasonable detail of (a) the basis for and nature of such Direct Claim (including the facts constituting the basis therefor and the provisions of this Agreement implicated by such Direct Claim) and (b) a good-faith estimate of the amount the Indemnified Person estimates that it is entitled to receive hereunder with respect to such Direct Claim from the Indemnifying Person; provided, however, that the failure of the Indemnified Person to give prompt notice shall not relieve any Indemnifying Person of its obligations under this Article XI, unless and to the extent (if any) such failure actually prejudices the Indemnifying Person. The Indemnifying Person will have a period of forty-five (45) calendar days within which to evaluate and respond in writing to any Direct Claim. If the Indemnifying Person does not notify the Indemnified Person of its objection to such Direct Claim within such forty-five (45) calendar-day period, the Indemnifying Person shall be deemed to have accepted and agreed with such Direct Claim. If the Indemnifying Person notifies the Indemnified Person of its objection to such Direct Claim within such forty-five (45) calendar days, the Indemnifying Person and the Indemnified Person shall, during the sixty (60) calendar days following receipt by the Indemnified Person of the Indemnifying Person’s objection notice, attempt to resolve their dispute with respect to such Direct Claim. If the Indemnified Person and the Indemnifying Person are unable to resolve their dispute with respect to such Direct Claim within such sixty (60) calendar-day period, the Indemnified Person shall be entitled to pursue such remedies as may be available to it under this Agreement.

11.10 Tax Treatment of Payment under Article XI. Unless otherwise required by applicable Law or a Governmental Authority, all payments made pursuant to Section 11.02 shall be made directly to Buyer and any such payments received by Buyer from any of the Sellers pursuant to this Article XI shall be treated as an adjustment to the Purchase Price. The Parties shall use reasonable efforts to ensure that any requirement that may apply in order for a payment to be treated as an adjustment to the Purchase Price under applicable Law is satisfied.

11.11 Treatment of Judicial Deposits.

(a) In the event that all or any portion of any judicial deposit deposited by any member of the Company Group prior to the Closing to secure its obligations and liabilities under any given Action (including any Action related to Taxes or the Cubatão Business) where such Action may result in Losses for which a Buyer Indemnified Person would be indemnified by the Sellers pursuant to Section 11.02 is returned or refunded to any member of the Company Group following the Closing, Buyer shall cause the applicable member of the Company Group to promptly (and in any event within ten (10) Business Days) remit the amount so returned or refunded (including any interest thereon) to Parent or its designee.

(b) In the event that (i) a judicial deposit is deposited by any member of the Company Group following the Closing, (ii) such judicial deposit constitutes a Loss for which a Buyer Indemnified Person is indemnified by the Sellers pursuant to Section 11.02 and (iii) all or any portion of such judicial deposit is subsequently returned or refunded to any member of the Company Group, Buyer shall cause the applicable member of the Company Group to promptly (and in any event within ten (10) Business Days) remit the amount so returned or refunded (including any interest thereon) to Parent or its designee; provided, however, that the aggregate amount of such remittance shall not in any event exceed the aggregate indemnification payment received by such Buyer Indemnified Person from the Sellers pursuant to Section 11.02.

(c) In the event that any Action resulting in Losses for which a Buyer Indemnified Person has been indemnified by the Sellers pursuant to Section 11.02 shall be resolved in a manner that results in all or any portion of any judicial deposit deposited by any member of the Company Group being forfeited to any Governmental Authority or Third Party, such forfeiture shall not be deemed to constitute a Loss for any purpose hereunder.

11.12 Exclusive Remedy. Except in the case of a Willful Breach and pursuant to Section 2.08 or Section 2.10, Buyer and the Sellers acknowledge and agree that, (i) following the Closing, the indemnification provisions of this Article XI shall be the sole and exclusive remedies of the Indemnified Persons with respect to any and all Losses arising from this Agreement or the transactions contemplated hereby, (ii) except as set forth in, and without limiting the provisions of, this Article XI and Section 12.15 (Specific Performance), following the Closing neither the Sellers nor Buyer shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Person for any breach of or inaccuracy in any representation or warranty of the Sellers or Buyer made in this Agreement or any breach, nonfulfillment or default in the performance of any covenant or agreement of the

Sellers or Buyer in this Agreement and (iii) anything herein to the contrary notwithstanding, no breach or inaccuracy of any representation or warranty of the Sellers or Buyer made in this Agreement, or breach, nonfulfillment or default in the performance of any covenant or agreement of the Sellers or Buyer in this Agreement shall give rise to any right on the part of any Indemnified Person, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby or to any further indemnification rights or monetary claims of any nature whatsoever in respect thereof (whether by contract, common law, Law or otherwise), all of which the Parties hereby waive. Nothing in this Section 11.12 shall limit any Person’s right to seek and obtain any equitable relief to which such Person may be entitled pursuant to Section 12.15.

11.13 Control of Petros Pension Plan Litigation

(a) Notwithstanding anything to the contrary in this Agreement, Parent shall, at its own expense and with counsel selected by Parent in its sole discretion, undertake to direct, prosecute and defend all Petros Pension Plan Litigation on behalf of Buyer and the Company Group. After the Closing, the Company Group and Buyer and its Subsidiaries shall provide Parent such assistance as may reasonably be requested by Parent for the prosecution or defense by Parent of all Petros Pension Plan Litigation, including by (i) retaining and providing access to documents, personnel and records and (ii) executing and delivering to Parent and its representatives powers of attorney granting Parent and its representatives the power and authority through any counsel selected by Parent to file claims and other court papers and to actively initiate any Action against the Petros Pension Plan or its administrator, in each case, on behalf of the Company Group in order to defend Parent’s and the Company Group’s interests and otherwise to allow Parent to ensure the proper and adequate prosecution or defense of all Petros Pension Plan Litigation; provided, however, that nothing in this Agreement shall require Buyer or any of its Affiliates (including the Company Group) to file any claims or other court papers or actively initiate any Action against the Petros Pension Plan, its administrator or any other Person. After the Closing, Parent shall keep the Company and Buyer reasonably apprised as to the status of the litigation or any settlement negotiations with respect thereto, including by providing notification to the Company and Buyer regarding the receipt of any material notice or other substantive communication with respect to any Petros Pension Plan Litigation and by providing copies of court paper filings by any party, court orders, and correspondence to or from any counterparty in such proceedings; provided, that notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to inform Buyer of any matter (including the receipt of any communications) if doing so would, in the Sellers’ reasonable judgment, (i) jeopardize any attorney client or other legal privilege or immunity or protection from disclosure, (ii) violate any Contract or contravene any applicable Law or fiduciary duty (provided, however, that upon Buyer’s request, the Sellers shall use commercially reasonable efforts to cooperate with Buyer to put in place arrangements to permit such disclosure without violating such Contracts or contravening such Laws or fiduciary duties) or (iii) result in the disclosure of competitively sensitive information. After the Closing, Buyer shall have the right (but not the obligation) to assist Parent in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Parent; provided, however, that after the Closing, Buyer may hire separate counsel, and the reasonable fees and expenses of such counsel shall be borne by Parent in addition to any other amounts that the Buyer Indemnified Persons are entitled to receive from the Sellers pursuant to Section 11.02(d) if (x) Parent fails to actively and diligently conduct the defense of any Petros Pension Plan Litigation, (y) Buyer has notified Parent of such failure and (z) Parent does not cure such failure within twenty (20) Business Days following receipt of such notice (at which time Buyer may assume the defense of all Petros Pension Plan Litigation with respect to itself and its Subsidiaries (including the Company Group) and exercise all of its rights with respect thereto). In case of any disagreement between Parent and Buyer in the assessment of, and regarding the strategy with respect to, any Petros Pension Plan Litigation, Parent shall discuss such disagreement with Buyer and consider Buyer’s views, assessments and comments in good faith; provided, however, that Parent’s assessment and determination regarding strategy with respect to such Petros Pension Plan Litigation shall prevail.

(b) Parent shall have the right to settle or compromise or consent to the entry of any judgment with respect to any Petros Pension Plan Litigation, on behalf of Buyer and the Company Group and thereafter Buyer and the Company Group shall cooperate with Parent to effect such actions; provided, however, that, Parent may not enter into any settlement or compromise or consent to the entry of any judgment with respect thereto without the prior written consent of Buyer, if the proposed settlement, compromise or judgment (i) would result in restrictions on the operations of Buyer or the Company Group (other than requirements that such Persons operate in accordance with applicable Laws and de minimis procedural requirements), (ii) would not expressly, unconditionally and completely release Buyer and the Company Group (and their respective officers, directors, employees, controlled Affiliates, agents or other representatives) from all Liabilities with respect to such Petros Pension Plan Litigation (except for ongoing obligations that would not violate clause (i) of this Section 11.13(b) and requirements to make payments that Parent confirms in writing that Parent shall promptly reimburse to Buyer), or (iii) would reasonably be expected to materially and adversely affect the reputation of Buyer, or the Company Group through an admission of wrongdoing by any such Person (such a settlement or disposition that Parent shall have the right to effect without the consent of Buyer, the “Petros Settlement”).

11.14 Cubatão Litigation.

(a) Notwithstanding anything to the contrary in this Agreement, Parent shall, at its own expense and with counsel selected by Parent in its sole discretion, undertake to direct, prosecute and conduct all Cubatão Litigation relating primarily to the Cubatão Business on behalf of Buyer and the Company Group. After the Closing, the Company Group and Buyer and its Subsidiaries shall provide Parent such assistance as may reasonably be requested by Parent for the prosecution and conduct by Parent of all such Cubatão Litigation, including by executing and delivering to Parent and its representatives powers of attorney granting Parent and its representatives the power and authority through any counsel selected by Parent to represent the applicable member of the Company Group in any such Cubatão Litigation, including negotiating and entering into any settlement related therewith, in order to defend Parent’s and Vale Cubatão’s interests and otherwise to allow Parent to ensure the proper and adequate prosecution and conduct of all such Cubatão Litigation; provided, however, that (i) nothing in this Agreement shall require Buyer or any of its Affiliates (including, following the Closing, the Company Group) to file any claims or other court papers or actively initiate any Action in connection with such Cubatão Litigation or against any Person and (ii) neither Buyer nor any of its Affiliates (including, following the Closing, the Company Group) shall challenge the legitimacy of the filing of any claims or other court papers or the initiation of any Action in connection with such Cubatão Litigation. After the Closing, Parent shall keep the Company and Buyer reasonably apprised as to the status of the litigation or any settlement negotiations with respect thereto, including by providing notification to the Company and Buyer regarding the receipt of any material notice or other substantive communication with respect to any such Cubatão Litigation and by providing copies of court paper filings by any party, court orders, and correspondence to or from any counterparty in such proceedings; provided, that notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to inform Buyer of any matter (including the receipt of any communications) if doing so would, in the Sellers’ reasonable judgment, (i) jeopardize any attorney client or other legal privilege or immunity or protection from disclosure or (ii) violate any Contract or contravene any applicable Law or fiduciary duty (provided, however, that upon Buyer’s request, the Sellers shall use reasonable best efforts to cooperate with Buyer to put in place arrangements to permit such disclosure without violating such Contracts or contravening such Laws or fiduciary duties).

(b) Parent shall have the right to settle or compromise or consent to the entry of any judgment with respect to any Cubatão Litigation relating primarily to the Cubatão Business, on behalf of Buyer and the Company Group and thereafter Buyer and the Company Group shall cooperate with Parent to effect such actions.

(c) In the event that Buyer or any member of the Company Group receives any credits or proceeds resulting from the resolution of any Cubatão Litigation (including under any judgment, consent decree, settlement or compromise), Buyer shall cause the applicable member of the Company Group to promptly (and in any event within ten (10) Business Days) (i) assign such credits to Parent or its designee as promptly as reasonably practicable after such credits become readily assignable without undue burden on Buyer or any of its Affiliates (including the Company Group), provided that such assignment is not inconsistent with any other provision of this Agreement (including Article VI) or the Ancillary Agreements or the transactions contemplated hereby or thereby and (ii) remit such proceeds to Parent or its designee, in each case of clauses (i) and (ii), to the extent such credits or proceeds relate to the Cubatão Business.

ARTICLE XII

MISCELLANEOUS

12.01 Expenses. Except as otherwise expressly provided herein, each Party shall bear its own expenses with respect to this Agreement and the transactions contemplated hereby; provided, however, that all filing fees for regulatory filings required under applicable Law shall be borne by Buyer (and shall not, for the avoidance of doubt, constitute Transaction Expenses for any purpose hereunder).

12.02 Amendment. This Agreement may be amended, modified or supplemented only by a writing signed by Buyer and each of the Sellers.

12.03 Interpretation.

(a) The table of contents and headings preceding the text of articles and sections included in this Agreement and the headings to schedules and exhibits attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein and any capitalized terms used in any exhibit or schedule to this Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The terms as set forth in this Agreement have been arrived at after mutual negotiation with the advice of counsel and, therefore, it is the intention of the Parties that its terms may not be construed against any of the Parties by reason of the fact that it was prepared by one of the Parties. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The words “hereof,” “herein”, “hereby”, “hereto” and “hereunder” shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to documents or other materials that were delivered, provided or made available to Buyer shall include any such document or material posted to the Data Room prior to the date hereof or otherwise made available to Buyer or any of its representatives (electronically or otherwise) prior to the date hereof. All references to “dollars” or “$” shall be to U.S. dollars. All references to “Section”, “Sections”, “Article”, “Articles”, “Exhibit” or “Exhibits” refer to the corresponding Section, Sections, Article, Articles, Exhibit or Exhibits of this Agreement. The word “including” shall mean “including without limitation”. “Extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”. The word “or” is used in the inclusive sense of “and/or”. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All reference to any Law means such Law as amended from time to time and shall include any successor legislation thereto and any rules and regulations promulgated thereunder.

(b) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific fact or item in the Sellers Disclosure Schedules or the Buyer Disclosure Schedules is intended or will be deemed to imply that such amount, or higher or lower amounts, or the fact or item so included or other facts or items, are or are not material. Unless this Agreement specifically provides otherwise, neither the specification of any fact, item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific fact, item or matter in the Sellers Disclosure Schedules or the Buyer Disclosure Schedules is intended or will be deemed to imply that such fact, item or matter, or other facts, items or matters, are or are not in the Ordinary Course. The inclusion of any fact or item in the Sellers Disclosure Schedules or the Buyer Disclosure Schedules shall not constitute, or be deemed to be, an admission by any Party to any third party of any fact, item or matter whatsoever (including any violation, noncompliance with, or Liability or obligation under, applicable Law, other requirement or breach of Contract). Certain facts, items and matters disclosed in the Sellers Disclosure Schedules and the Buyer Disclosure Schedules have been disclosed for informational purposes only. No general disclosure in any particular Section in the Sellers Disclosure Schedules or the Buyer Disclosure Schedules shall be limited by any more specific disclosure in either that particular Section or any other Section of the Sellers Disclosure Schedules or the Buyer Disclosure Schedules, respectively, unless a contrary intention is expressly stated.

12.04 Notices. Unless otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed given and received (i) if delivered in person, on the date delivered, (ii) if transmitted by facsimile (with written confirmation of completed transmission) or by electronic mail (with confirmation of receipt by the recipient, which confirmation shall be promptly delivered by the recipient if so requested by the sender in the applicable notice or other communication), if such notice is sent prior to 5:00 P.M., New York Time, on the date sent, and if such notice is sent after 5:00 P.M., New York Time, on the Business Day after the date on which such notice is sent or (iii) if delivered by an express courier, on the second Business Day after delivered to such express courier, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Sellers, addressed as follows:

Vale S.A. Rua Almirante Guilhem 378 Leblon - Rio de Janeiro - RJ cep 22240-000
Attention:	Clovis Torres
E-mail:	clovis.torres@vale.com
Facsimile:	55 21 3814-8820

with a copy, which shall not constitute notice, to:

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006
Attention:	Jeffrey S. Lewis, Benet J. O’Reilly, Aaron J. Meyers
E-mail:	jlewis@cgsh.com, boreilly@cgsh.com, ameyers@cgsh.com
Facsimile:	(212) 225-3999

with a copy, which shall not constitute notice, to:

Cleary Gottlieb Steen & Hamilton LLP Consultores em Direito Estrangeiro Rua Funchal, 418, 13 Andar São Paulo, SP 04551-060
Attention:	Juan G. Giráldez
E-mail:	jgiraldez@cgsh.com
Facsimile:	55 11 2196-7299

If to Buyer, addressed as follows:

The Mosaic Company Atria Corporate Center, Suite E490 3033 Campus Drive Plymouth, Minnesota 55441
Attention:	Richard L. Mack
E-mail:	richard.mack@mosaicco.com
Facsimile:	(763) 577-2990

with a copy, which shall not constitute notice, to:

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
Attention:	Eric M. Swedenburg, Sebastian Tiller
E-mail:	eswedenburg@stblaw.com, stiller@stblaw.com
Facsimile:	212-455-2502

or to such other individual or address or facsimile number as a Party may designate for itself by notice given as herein provided.

12.05 Waivers. The failure of a Party at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a Party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

12.06 Successors and Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective permitted successors and assigns. Neither this Agreement nor any right or obligation hereunder may be assigned by any Party hereto other than to an Affiliate of such Party without the prior written consent of the other Parties; provided, however, that no such assignment shall relieve such Party from its obligations under this Agreement.

12.07 No Third Party Beneficiaries. Except as otherwise expressly provided in (a) Article XI with respect to the Indemnified Persons (which shall be express third party beneficiaries with respect to Article XI), (b) Section 5.33 with respect to Affiliates of the Sellers (which shall be express third party beneficiaries of Section 5.33), (c) Section 5.32 with respect to the D&O Indemnified Persons (which shall be express third party beneficiaries with respect to Section 5.32), (d) the last sentence of Section 5.30(c) with respect to Affiliates of Buyer (which shall be express third party beneficiaries with respect to the last sentence of Section 5.30(c)), (e) Section 5.12(e), the last sentence of Section 5.11 and the last sentence of Section 7.04(c) with respect to the Company Group and the Affiliates of the Sellers and the Company Group (which shall be express third party beneficiaries with respect to Section 5.12(e), the last sentence of Section 5.11 and the last sentence of Section 7.04(c)) and (f) Article II with respect to the Selling Entities other than the Sellers (which shall be express third party beneficiaries with respect to Article II), this Agreement is solely for the benefit of the Parties and no provision of this Agreement shall be deemed to confer upon any other Person any remedy, claim, Liability, reimbursement, cause of action or other right, including rights of any Business Employee in respect of any right of any Party hereunder or any right to contract or any right to employment or continued employment with Buyer.

12.08 Publicity. Any initial press releases made by, or caused to be made by, any Party with respect to the execution of this Agreement shall be reasonably agreed upon by Buyer and the Sellers. After such initial press releases, neither Party shall make, or cause to be made, any additional press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties unless otherwise required by applicable Law or applicable stock exchange regulation (in which case the Party seeking to make such release, announcement or communication shall promptly notify the other Party thereof and the Parties shall, to the extent practicable without violating applicable Law or applicable stock exchange regulation, use commercially reasonable efforts to cause a mutually agreeable release, announcement or communication to be made), and the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication; provided, however, that (x) the Parties may make any press release or other public announcement (including to analysts, investors or those attending industry conferences or analyst or investor conference calls) to the extent that such release or announcement contains no information in respect of this Agreement or the transactions contemplated by this Agreement other than information previously publicly disclosed in accordance with this Section 12.08 and is otherwise consistent in all material respects with previous statements made jointly by Buyer and the Sellers and (y) Buyer and its Affiliates may make customary disclosures in connection with the Financing.

12.09 Further Assurances. The Sellers and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonable, necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, the Ancillary Agreements and any agreement, document or instrument contemplated herein or therein, including, for the avoidance of doubt and without limitation, making all necessary entries in the share transfer and share registry books of Brazil Landco and Argentina Landco and making all filings required under applicable law (including Brazilian Law and Argentine Law) to effect the transfer of the Brazil Landco Shares and the Argentina Landco Shares, as applicable.

12.10 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

12.11 Entire Understanding. This Agreement (including the Sellers Disclosure Schedules and the Buyer Disclosure Schedules), the Confidentiality Agreement and the Ancillary Agreements set forth the sole and entire agreement and understanding of the Parties with respect to the transactions contemplated hereby and thereby and supersede any and all prior representations, warranties, agreements, arrangements and understandings, both written and oral, among the Parties relating to the subject matter hereof and thereof.

12.12 Applicable Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal Laws of the State of New York without giving effect to the principles of conflicts of law thereof.

12.13 Submission to Jurisdiction.

(a) Subject to Section 2.08 and Section 2.10, Buyer and the Sellers each irrevocably agree that the United States District Court for the Southern District of New York and, if such court does not have jurisdiction over such dispute, the Supreme Court of the State of New York located in the Borough of Manhattan (including the applicable appellate courts thereof, collectively, the “New York Courts”) shall have exclusive jurisdiction to settle any claims, differences or disputes which may arise out of or in connection with this Agreement.

(b) Buyer and the Sellers each irrevocably and unconditionally submits to the jurisdiction of the New York Courts for such purpose and waives any objection it may now or hereafter have to the laying of the venue of any proceedings in any New York Court and any claim that any proceedings brought in any such court have been brought in an inconvenient forum. Each of Buyer and the Sellers further irrevocably agrees that a final judgment in any proceedings brought in an applicable New York Court shall be conclusive and binding upon the Parties and may be enforced in the courts of any other jurisdiction.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION,

(B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13(c) .

12.14 Counterparts. Each of this Agreement and the Ancillary Agreements may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same original instrument.

12.15 Specific Performance. The Parties recognize, acknowledge and agree that the breach or violation of this Agreement by a Party would cause irreparable damage to the other Party and that none of the Parties has an adequate remedy at law. Each Party shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. A Party seeking an order or injunction to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. If any action is brought by any Party to enforce this Agreement, the other Parties shall waive the defense that there is an adequate remedy at law.

12.16 Provision Regarding Legal Representation.

(a) Recognizing that Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) and Souza, Cescon, Barrieu & Flesch Advogados (together with Cleary Gottlieb, the “Seller Legal Advisors”) have acted as legal counsel to the Sellers, the Company Group and their respective Affiliates prior to the Closing, and that the Seller Legal Advisors intend to act as legal counsel to the Sellers and their respective Affiliates (which will no longer include the Company Group) after the Closing, to the extent provided below, Buyer hereby waives (on its own behalf), and agrees to cause its Affiliates (including, after the Closing, the Company Group) to waive, any conflicts arising under such representation that may prevent any Seller Legal Advisor from representing the Sellers or any of their respective Affiliates after the Closing as such representation may relate to Buyer and the Company Group or the transactions contemplated hereby.

(b) In addition, notwithstanding anything to the contrary in this Agreement, all communications involving attorney-client confidences between the Sellers, the Company Group and their respective Affiliates, on the one hand, and any Seller Legal Advisor, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Sellers and their respective Affiliates (and not to any member of the Company Group). Accordingly, Buyer shall cause the members of the Company Group to use commercially reasonable efforts to not access any such communications or the files of the Seller Legal Advisors relating to such engagement from and after the Closing. Without limiting the generality of the foregoing, from and after the Closing, (a) the Sellers and their respective Affiliates (and not the members of the Company Group) shall be the sole holders of the attorney-client privilege with respect to such engagement, and no member of the Company Group shall be a holder thereof, (b) to the extent that files of any Seller Legal Advisor in respect of such engagement constitute property of the client, only the Sellers and their respective Affiliates (and not any member of the Company Group) shall hold such property rights and (c) the Seller Legal Advisors shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the members of the Company Group by reason of any attorney-client relationship between any Seller Legal Advisor and any member of the Company Group or otherwise; provided, however, that any attorney-client privilege, attorney work-product protection and client confidence shall also belong to and be controlled by the members of the Company Group (and not heretofore waived by Buyer or any member of the Company Group) to the extent any such attorney-client privilege, attorney work-product protection or client confidence is required to be waived or otherwise required to be similarly released by any Governmental Authority or Third Party under applicable Laws or pursuant to any order, stipulations, determinations or awards entered by or with any Governmental Authority or any arbitration panel, tribunal or arbitrator; provided, further, that Buyer shall notify the Sellers of any such requirement in advance of any such waiver or release and, upon the Sellers’ request, shall use its commercially reasonable efforts to cooperate with the Sellers to put in place arrangements that comply with such Laws, orders, stipulations, determinations and awards in a manner that would not waive or release any such attorney-client privilege, attorney work-product protection or client confidence.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be duly executed and delivered as of the date first above written.

VALE S.A.

By:	/s/ Luciano Siani Pires
	Name:	Luciano Siani Pires
	Title:	Chief Financial Officer

By:	/s/ Clovis Torres
	Name:	Clovis Torres
	Title:	Executive Officer and General Counsel

[Signature Page to Stock Purchase Agreement]

VALE FERTILIZER NETHERLANDS B.V.

By:	/s/ Guido Roberto Campos Germani
	Name:	Guido Roberto Campos Germani
	Title:	Attorney-in-fact

[Signature Page to Stock Purchase Agreement]

THE MOSAIC COMPANY

By:	/s/ Richard L. Mack
	Name:	Richard L. Mack
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Stock Purchase Agreement]